REAM MINERALS LTD

EVALUATION REPORT

DOS HORNOS AND VETA TOMAS

GOLD SILVER STRUCTURES

NUEVO MILENIO PROJECT

Municipality of Xalisco

Tepic Area

Nayarit State, Mexico

Latitude: 21o 21’ 35” North
Longitude: 104o 46’ 53” West

Prepared By:

F. HOLCAPEK, P.ENG. GEOLOGY

Director General

Cream Minerals De Mexico S.A. De C.V.

Dated:  January 30, 2008

Figure	Description	Page
Figure 1	Nuevo Milenio Location Map, Gold - Silver Property	10
Figure 2	Nuevo Milenio Claim Map, Gold - Silver Property	10
Figure 3	Tectonic Setting Compostela – Ceboruco graben	15
Figure 4	Regional Geology Cross Section	16
Figure 5	Nuevo Milenio Property Geology Map	17
Figure 6	Structural Map Dos Hornos	20
Figure 7	Structure Contours Dos Hornos	19
Figure 8	Caldera Field Valle De Tepic	21
Figure 9	Nuevo Milenio Plan General Geology, Mineralized Structure	26
Figure 10	Dos Hornos, Segment 1 Plan and Longitudinal Section	28
Figure 11	Dos Hornos, Segment 1, Longitudinal Section	29
Figure 12	Drill Section 1	30
Figure 13	Dos Hornos North, x-cut Adit 4, Longitudinal Section Assays	33
Figure 14	Drill Section 2	34
Figure 15	Dos Hornos Plan and Section Shaft 5 with Sublevels and Assays	35
Figure 16	Drill Section 3	36
Figure 17	Drill Section 4	40
Figure 18	Drill Section 5	40
Figure 19	Dos Hornos, Segment 2 Plan and Longitudinal Section	42
Figure 20	Dos Hornos, Segment 2 Longitudinal Section	43
Figure 21	Plan of Trench 3 ,Trench 4 area	43
Figure 22	Drill Section 6	45
Figure 23	Drill Section 7	47
Figure 24	Drill Section 8	49
Figure 25	Drill Section 9	50
Figure 26	Drill Section 10	50
Figure 27	Drill Section 11 (1)	51
Figure 28	Drill Section 11 (2)	52
Figure 29	Drill Section 12	53
Figure 30	Veta Tomas Plan and Longitudinal Section	55
Figure 31	Creston Dos Hornos Panoramic View	55
Figure 32	Veta Tomas Longitudinal Section	56
Figure 33	Drill Section 13	56
Figure 34	Drill Section 14 (1)	58
Figure 35	Drill Section 14 (2)	59
Figure 36	Drill Section 15	60
Figure 37	Drill Section 16	61
Figure 38	Drill Section 17	62
Figure 39	Drill Plan Dos Hornos – Veta Tomas	66
Figure 40	Dos Hornos Segment 1	72
Figure 41	Dos Hornos Segment 2	73
Figure 42	Veta Tomas	74
Figure 43	Location of Inferred Mineral Resource	76

APPENDIX I

DOS HORNOS SEGMENT 1

VEIN 1, VEIN 2, VEIN 3

ASSAYS USED

FOR

INFERRED RESOURCE CALCULATIONS

APPENDIX II

DOS HORNOS   SEGMENT 2

VEIN 1, VEIN 2, VEIN 3, VEIN 4

ASSAYS USED

FOR

INFERRED RESOURCE CALCULATIONS

APPENDIX III

DOS HORNOS ZONE

VETA TOMAS

ASSAYS USED

FOR

INFERRED RESOURCE CALCULATIONS

APPENDIX IV

DOS HORNOS   SEGMENT 1

VEIN 1, VEIN 2, VEIN 3

INFERRED RESOURCESCALCULATIONS

APPENDIX V

DOS HORNOS   SEGMENT 2

VEIN 1, VEIN 2, VEIN 3, VEIN 4

INFERRED MINERAL RESOURCES CALCULATIONS

APPENDIX VI

DOS HORNOS

 VETA TOMAS

INFERRED RESOURCES CALCULATION

EVALUATION REPORT - THE DOS HORNOS AND VETA TOMAS GOLD SILVER STRUCTURES, NUEVO MILENIO PROJECT

1.00 SUMMARY

Cream Minerals De Mexico S.A. De C.V., a subsidiary of Cream Minerals Ltd., is the owner of the Nuevo Milenio Gold-Silver property near Tepic in the State of Nayarit, Mexico. The Nuevo Milenio is an epithermal precious metal prospect that has been explored the past 7 years (2000 to 2007). Four major areas of disseminated gold-silver mineralization have been delineated within a small portion of the property that has a widespread exploration potential for similar mineral occurrences.

The claim area lies within the Municipality of Xalisco about 20 km southeast of Tepic and is situated 7 km east of Highway #200. The property consists of the Nuevo Milenio Fraccion 1, title # 225967 encompassing a total area of 2,260.063 hectares. The property is close to local infrastructure and is easily accessible by conventional roads and numerous secondary and drill access roads throughout the claim area.

This report was prepared at the request of Cream Mineral Ltd as a supportive document in respect to calculated Inferred Mineral Resources, as defined and accepted by the CIM December 2005. It is based upon exploration conducted from 2002 to 2007 under supervision of the writer and a review of the comprehensive database of Cream Minerals de Mexico S.A. de C.V.

Most of the detailed exploration information is archived at Cream Minerals de Mexico S.A. de C.V. in Durango, Mexico  copies and electronic transfers of reports, maps and sections are available at Cream Minerals Ltd. in Vancouver.

Dr A. D. Drummond, P. Eng., acted as geological consultant to Cream Minerals Ltd. Numerous in house reports, discussion papers; notes etc. were used for the compilation of this report. Other relevant information and reports used are generally available in the public domain.

Linda Dandy P.Geo., at the request of Mr. F. A. Lang P.Eng., President of Cream Minerals Ltd, visited the project in January 2007 to give an independent opinion and advice in respect to the field project.

For information in respect to the Chacuaco Area and Chacuaco West area, the reader is referred to the reports by Hank Meixner P.Geo. (2003),and F. Holcapek, P.Eng., Geo. (2006, 2007).

  “Geological Report on the Nuevo Milenio Gold – Silver Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico, Latitude: 21o21’35” North, Longitude: 104o46’53”West, prepared for Cream Minerals Ltd. by Henry M. Meixner dated September 28, 2003”

 “Geological Report on the Dos Hornos And Once Bocas Gold - Silver Structure, Nuevo Milenio Project, Municipality Of Xalisco  Tepic Area, Nayarit State, Mexico Latitude: 21021’ 35” North,  Longitude: 104046’ 53” West prepared for Cream Minerals De Mexico S.A. De C.V. by F. Holcapek P.Eng., dated February 16,2006”

“Geological Report on the Cerro Chacuaco – Arroyo Chacuaco silicified – Quartz Stockwork Zone Nuevo Milenio Project Municipality Of Xalisco  Tepic Area, Nayarit State, Mexico Latitude: 21021’ 35” North,  Longitude: 104046’ 53” West prepared for Cream Minerals De Mexico S.A. De C.V. by F. Holcapek P.Eng., dated January 30, 2007”

This report discusses the 3,000 m x 150 m Dos Hornos and Veta Tomas Area, two epithermal silver – gold vein and stockwork systems. The precious metal mineralization occurs in ubiquitous northwesterly-aligned structural zones of silica alteration within a core area of about 200 hectares in the central part of two nested caldera structures.

Regionally, the Nuevo Milenio property is situated within an early Miocene volcanic caldera field of the Sierra Madre Occidental Volcanics, which is traversed by the Tepic – Zacoalco rift zone, an En Echelon extensional structural zone forming the boundary zone with the Jalisco block. The Tepic area is overlain by the young volcanics of the Trans Mexican Volcanic Belt.

The northwesterly trending mineralized vein structures and stockwork in the district are thought to be conduits for hydrothermal silica-rich solutions containing gold and silver that formed the mineralized quartz veins in the district. Further, these structures are interpreted as being related to the extensional structures, which are thought to be vestiges of crustal fractures, and faults that emitted ash flows to the surface thus forming the host rocks.

The Nuevo Milenio Gold-Silver Property is a Low Sulphidation, epithermal precious metal prospect containing gold-silver mineralization in quartz veins and in quartz stockwork zones within an area of Miocene volcanics in a collapsed caldera structure.

Orientation drilling at the Dos Hornos and Veta Toms, confirmed the presence of precious metal bearing quartz vein – quartz stockwork zones. Drill hole locations were unfavourably sited due to terrain, access and orientation of structures. The intersection of faults, shears, and breccia zones, which are part of the mineralized vein zones, created drill problems and caused poor core recovery.

Diamond Drilling during 2006 – 2007 defined the Dos Hornos structure and identified Veta Tomas, a new zone formerly not explored. The diamond drilling has proven continuity of grade, down dip and along strike. It also explained the poor core recovery caused by brecciation and faulting parallel to the veins.

The following Inferred Mineral Resources are postulated For Dos Hornos Segment 1, 2, and Veta Tomas:

Dos Hornos Segment 1:        2, 132,803 Tonnes     Au:   104,583 oz,     Ag:   9, 168,652 oz

Dos Hornos Segment 2:        2, 949,215 Tonnes     Au:     89,657 oz,     Ag:   7, 250,803 oz

Veta Tomas:                          1, 246,163 Tonnes    Au:     51,344 oz,      Ag: 14, 212,287 oz

Total                                         6, 328,180  Tonnes    Au:   245,584 oz      Ag: 30, 631,742 oz

Inferred Mineral Resource  2006  Once Bocas:

                                                11, 590,000 Tonnes,    Au:   129,000 oz,     Ag:   21, 580,000 oz

TOTAL INFERRED MINERAL RESOURCE

DOS HORNOS, VETA TOMAS, ONCE BOCAS:

                       17,920,000 Tonnes,       Au: 374,584oz,       Ag: 52, 212,000 oz

The term “Inferred Mineral Resources” is used as defined, published and adopted by the CIM Council on December 11, 2005:

 "An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits workings and drill holes."

Uncertainties inherent in the definition are clarified by the CIM definition standard as follows:

 "Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies."

Exploration should be continued by prospecting, mapping, sampling, and geophysical surveys along known mineralized structures. Continuation of opening,  mapping and sampling of old workings at the Once Bocas and Cerro Chacuaco, combined with additional trenching and Diamond Drilling, to define continuity of grade past the section of the Inferred Mineral Resources is recommended..

The Dos Hornos and Veta Tomas Structure should be tested by underground exploration, - drifting and x-cutting to establish the true width of the indicated Au – Ag mineralization.

Channel sampling across the total 10 m to 20 m mineralized quartz vein – stockwork zone, followed by bulk sampling to establish the true gold – silver tenor is recommended.

A total of US $ 890,000.00 is allocated for the Phase I program consisting of detailed exploration plus underground exploration to establish the gold and silver tenor.

A total of US$ 1,665,000.00 is allocated for a second phase consisting of 8,000 m diamond drilling, Geophysical surveys, and general exploration for the Once Bocas – Cerro Chacuaco area.

The total recommended expenditure are US 2,550,000.00 for Phase I and Phase II.

January 30, 2008

       “F. Holcapek”

-------------------------------------

Ferdinand Holcapek, P.Eng.

License #: 8962

Durango, Durango, Mexico

2.00 INTRODUCTION AND TERMS OF REFERENCE

The objective of this report is to evaluate results of the 2006 and 2007 diamond drill program and to update inferred mineral resources reported in 2006 using all new information available on the Dos Hornos Zone and Veta Tomas zone.

Following the inconclusive diamond drill program  executed in 2003 and 2004 a program to re-evaluate all data in the office and double check all known showings in the field was initiated in 2005. Numerous shafts and areas of old workings were discovered and opened. The program was not completed because of financial constrains, but the results obtained to December 2005 supported the calculation of Inferred Mineral Resources according to the definition adopted by the CIM Council in Dec 2005.

During the first six month of 2006, the work continued  and was followed by a diamond drill program centered on the Dos Hornos zone and  Veta Tomas zone.

For a more comprehensive description of work completed prior to 2006, the geological setting, and information on the other known mineralized zones located on the Nuevo Milenio property, the reader is referred to the following Reports:

  “Geological Report on the Nuevo Milenio Gold – Silver Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico, Latitude: 21o21’35” North, Longitude: 104o46’53”West, prepared for Cream Minerals Ltd. by Henry M. Meixner dated September 28, 2003”

 “Geological Report on the Dos Hornos And Once Bocas Gold Silver Structure, Nuevo Milenio Project, Municipality Of Xalisco  Tepic Area, Nayarit State, Mexico Latitude: 21021’ 35” North,  Longitude: 104046’ 53” West prepared for Cream Minerals De Mexico S.A. De C.V. by F. Holcapek P.Eng., dated February 16,2006”

“Geological Report on the Cerro Chacuaco – Arroyo Chacuaco silicified – Quartz Stockwork Zone Nuevo Milenio Project Municipality Of Xalisco  Tepic Area, Nayarit State, Mexico Latitude: 21021’ 35” North,  Longitude: 104046’ 53” West prepared for Cream Minerals De Mexico S.A. De C.V. by F. Holcapek P.Eng., dated January 30, 2007”

All the above reports are NI 43-101 and NI 43-101F compliance.

Cream Minerals de Mexico S.A. de C.V., a subsidiary of Cream Minerals Ltd, is the owner of the Nuevo Milenio Gold-Silver Property. It has carried out several staged precious metals exploration programs from May 2000 to December 2007 under the supervision of the writer. Dr A.D. Drummond, P.Eng was retained as the external consultant for the project. He visited the project several times. He gave invaluable assistance in discussions and direction of the project.

On August 2003 Hank Meixner, P.Geo was engaged by Cream Minerals Ltd to visit the project to produce a report in compliance with NI 43-101 and NI 43-101F to be used as a supporting document to be filed with the British Columbia Security Commission and the TSX Venture Exchange. This document was filed on Oct 23, 2003 with SEDAR.

Following the 2003 Drill program that, gave inconclusive results, the Board of Directors decided to halt all exploration work on the Nuevo Milenio, write down the Nuevo Milenio project to zero value in anticipation of dropping the Lots.

The recent rise of gold and silver prices caused a re-evaluation of all data collected from the Dos Hornos and Once Bocas zones, part of the Nuevo Milenio project. The program was initiated on July15, 2005 and lasted to December 2005. Old adits, x-cuts, and shafts were opened, cleaned, mapped and channel sampled. Topographic sections using chain and compass were surveyed to allow construction of x-sections and longitudinal sections. The fieldwork was completed by December of 2005. All results were incorporated in a NI 43- 101 (Holcapek, Feb 16, 2006) compliant report postulating an Inferred Mineral Resource.

To understand the geological characteristics of epithermal gold – silver deposits located in Nayarit the writer visited numerous old mines, prospects, or showings. He has directed exploration on Mina Miravalle 1987, Bonanza 1987 & 1999, Buena  Suerte 1988, Monterey 1988, San Jose 1988, Estrella 1998, Tajo de Oro 1999, La  Fenix Prospect  2004 – 2005, Nuevo Milenio 2000 - 2007,  All of the above are Epithermal Low Sulphidation gold – silver deposits.

This report (January 20, 2008) is based on the exploration conducted during the period May 2000 to Dec 2007 by Cream Minerals De Mexico S.A. De C.V. The program was executed by Ing German Francisco under supervision of the writer. The 2006 – 2007 work program consisted of geological mapping, opening shafts, road construction and diamond drilling of 35 holes for a total of 6,719.90 m.

A.D. Drummond PhD, P.Eng acted as consultant to Cream Minerals Ltd. Linda Dandy P.Geo., at the request of Mr. F. A. Lang P.Eng., President of Cream Minerals Ltd, visited the project in January 2007 to give an independent opinion and advice in respect to the field project.

The objective of this report is to evaluate the results obtained during the 2006 – 2007 field season, to establish inferred mineral resources and to recommend follow up work, if merited.

3.00 DISCLAIMER: NA

4.00 PROPERTY DESCRIPTION AND LOCATION

The exploration lots were originally denounced by A. Carrera Gamboa on behalf of Cream Minerals De Mexico S.A. De C.V.  Title to the lots was transferred in 2003 to the company.

Exploration lots have a life of 6 years and are renewable as exploitation lots that have a 50-year life. Recent Mining Legislation has reclassified all mining lots as Exploration Concessions to simplify the administration of the mining law.

The Nuevo Milenio Mineral project originally consisted of three mineral lots. In June 2005, applications were filed with the Mining Department in Mexico City to reduce the Nuevo Milenio Fr 1 from 4,418.183 Ha to 2,500.000 Ha and to cancel CMM II and I. Map 1 shows the location of the lot within the State of Tepic and Map 2 shows the configuration of the lots. The legal description of the lots is listed below.

Mining Lot	Title No.	Type	Area	Term
Nuevo Milenio Fr. I	225967	Mining Concession	2,560.063 Ha	Nov. 15/05 –

Geographic Co-Ordinates            UTM Co-Ordinates
                          Latitude North:      21°21’35”      2,361,750.004 N
                         Longitude West:  104°46’53”         522,537.013 W

CREAM MINERALS
400000E
500000E
600000E
ESTADO DE SINALOA
ESTADO DE DURANGO
ESTADO DE ZACATECAS
ESTADO DE JALISCO
OCEANO PACIFICO
2'500,000 N
2'400,000 N
2'300,000 N
CUCHARAS
HUAJICORI
ARENILLAS
ACAPONETA
TECUALA
MEXCALTITAN
NOVILLERO
PALMAR DE CUAUTLA
ROSA MORADA
SANTA CRUZ
TUXPAN
IXCUINTLA
CRO. SAN BLAS
TEPIC
SAN BLAS
LA CURVA
COMPOSTELA
Nuevo Milenio
CHACALA
CHAPALILLA
LOS AYALA
IXTLAN
PUERTO VALLARTA
ESCALA 1: 1'000,000
0 15 30 60
Kilometros
USA
Durango
Gulf of Mexico
N
Location Map Nayarit, Mexico
Legend
Autopista
Carretera Pavimentada
Carretera Terraceria
Ferrocarril
Aeropuerto Internacional
Aeropista
Puerto Maritimo
Lotes CMM

Figure: 1

CREAM MINERALS

CREAM MINERALS DE MEXICO S.A DE C.V.

LOCATION MAP

LOTE NUEVO MILENIO FR I

MUNICIPALITY XALISCO, NAYARIT, MEXICO

520000E
525000E
530000E
2360000N
EXPLICACION
Falla Principal
Fractura Regional
Caminos
Curvilineamiento
Rios
Curvas de Nivel
Poblados
Area Propiedad de Cream Minerals de Mexico S.A de C.V.
Area de propiedades ajenas
La Curva
Volcan Media Luna
Opal Lots
Cerro Bartholo
Opal Lots
NUEVO MILENIO FR 1
CARRETERA 15
norte
LA LABOR
N
DOS AMIGOS
MESA LLANO GRANDE
ARROYO ACUDA
ARROYO GRANDE
EL HERMITAÑO
ESCALA: 1:25,000
0 0.5 1
kilometros

Figure 2

5.00 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES,  INFRASTRUCTURE, AND PHYSIOGRAPHY:

The area under discussion is located in the Municipality of Xalisco Nayarit, 20 km as the crow flies southeast of Tepic within the area of Ejido of El Refugio, Trigmill, Pantanal, and La Curva. The property is readily accessible by car from Tepic as follows:

Interval                                         Km         Highway #          Type of Road
Tepic – Turn off La Curva           17.00                 200                 Pavement
Entrance La Curva – La Curva       7.00                local                Pavement
La Curva – Dos Hornos                  3.00                local                Dirt road

Total Distance from Tepic            27.00

The climate is warm and humid during April to September (18o to 40o C). June to October is the rainy season during which frequent afternoon showers render secondary roads difficult to traverse. During October to March, the climate is temperate with cool nights.

Tepic is the capital of the State of Nayarit and is a major service and supply center with a population of 300,000 located in an agricultural region. Rental vehicles and heavy machinery are available for exploration operations as well as the work force to operate them.

Air service, railway, and a well-developed highway system (Highway 15 to Mazatlan and Guadalajara, Highway 200 to Puerta Vallarta) make the area easily accessible from any part of the world.

The Tepic valley is a well-developed farming area with sugar cane, maize and blue agaves being the main crops. Mangos, avocados, bananas, and oranges are the main fruit trees. Coffee is cultivated in the mountains. Lush vegetation is typical for this part of the interior highlands of Mexico with abundant tree and bush cover.

Areas covered by flat lying basalt flow and mountainous areas are covered by sparse open stands of oak trees, low bushes and grasses. Valley floors are covered by dense brush, but creek bottoms contain dense jungle like growth requiring clearing with machetes in order to pass.

Arroyo Chacuaco – Cafetal and Arroyo Refillion have water year around. Electric power is available at La Curva and other population centers.

6.00 HISTORY:

In 1524, Captain Francisco Cortes de San Buena Ventura, a representative of Conquistador Hernán Cortez, arrived at the population center of Tepic, Nayarit. He was well received by the Tactoani Indians and presented with gifts of honour, a cup of gold nuggets, and a cup with silver pieces He returned to Colima without extending his control over the area.

In 1531, Nuño de Guzmán, President of the Audience de México, known for his ruthless conquest and cruelty to the indigenous people, arrived in Tepic He extended the Spanish control over the Indians forming the confederation of Chimalhuacán, which was later named “Reino de Nuevo Galicia.” Numerous Indian villages were enslaved and new villages were settled by the Spanish during this period. Compostela became the seat of the Bishop (Capital).

Nuño de Guzmán demanded not only food and supply from the conquered villages, but under the threat of death, gold nuggets, and silver pieces. Lieutenant Peralmindes Chirinos, one of Don Nuño’s officers, visited Jalla, which was located in the mountains to the east. This area was developed into the first “Real de Minas” (Mina Jalla) many years later.

During the early part of the conquest Mina Espiritu Santo, near Compostela was developed into a “Real de Minas.” The exact location of this mine is lost, but tradition suggest it was located NE of Compostela. This is the southern part of the Nuevo Milenio area. Mina Lluvia de Oro lies 4 km to the south and Minas San Francisco 10 km to the south of Nuevo Milenio. Numerous other Spanish mines are known in the area. The area is presently covered by many small mining lots.

At about 1650, the Mines of Miravalle along Rio Huicicilla were found and put into production. These legendary Bonanza Mines produced extremely large amounts of silver. The vein structures cut Jurassic slates and lower Tertiary andesites intruded by acidic rocks. The main vein structure was traced for a distant of about 1.5 km with x – cuts, every 100m driven into the vein. Large collapse feature give evidence of stopping. Several shafts, now full of water were found along the toe of the slopes. Along the river ruins of old buildings “Hacienda Metalurgico” (Ore treatment plant), were found. This area was a major mining center. One of the vein structures is 1 to 3 m wide grading up to 65,000 g/ton Ag (Sampled in 1987, F. Holcapek, W. Strickland).

The main problem in the mines was the shallow water table and the incapability of the early miners to deal with the water. None of the old mines was worked at depth.

During the 1900 century, mining in Nayarit came to a stand still. The Spanish Revolution (1810 to 1825) was followed by the French wars, 30 years of Indian wars and finally the Mexican Revolution that ended in 1920. This period of unrest depopulated the country site. The miners headed for the safety of the cities and all mining knowledge was lost.

ASARCO explored the Huicicila district during the 1930th, Mina Huicicilla and Mina Miravalle located 5 km down stream from the earlier Mina Miravalle. These mines were blasted shut in 1954 by the company when operation ceased due to a labour dispute.

The old high-grade mining areas in Nayarit were little investigated. The main reason was absences of geological and mining information, abundance of small exploration or production lots in areas of reported past mining, and reputation  of the area for narrow high-grade bonanza type veins, which are not a priority for international Mining Companies.

During 1987 to 1999, the writer investigated the area for the Lang Mining Group (Cream Minerals Ltd), but a large lot covered the area of interest. The owners did not conduct exploration on the property. It was a wait and see situation.

A visit in February 2000 showed that the area was free for denouncement and several of the small lots had been cancelled. In February 2000, Arnoldo Carrera G. was engaged to denounce the area on behalf of Cream Minerals De Mexico.

From June to November 2000, Ing Marcus Alberto Ruiz was in charge of phase 1 of the fieldwork for Cream Minerals De Mexico S.A. De C.V. The work program consisted of construction of access road, tractor trenching of the Dos Hornos, Once Bocas and Mina San Miguel, channel sampling, geochemical soil sampling, prospecting and geological mapping.

In December 2001 Andy Carstensen, Geological Consultant, was engaged to report on the merits of the project. His findings were summarized in the Report “Nuevo Milenio Property Visit, prepared for Cream Minerals De Mexico S.A. De .V. by A. Carstensen”.

Based on his recommendation the focus of exploration was shifted to search for areas of possible disseminated gold – silver with bulk tonnage potential.

From December 2001 to July 2002 the writer and three helpers, continued regional mapping, prospecting, cleaning of old Spanish workings, followed by rock geochemistry in areas of “silica caps.” Dr. A.D. Drummond PhD, P. Eng., the Companies Consultant, visited the project to advise on the execution of the program, and to assist with the interpretation of data.

In July 2002 a preliminary drill program, consisting of five diamond drill holes for a total of 725 m drilling HQ and BQ core was completed at Once Bocas, Cerro Chacuaco, and Chacuaco West.

In September 2003 Hank Meixner, P.Geo was engaged by Cream Minerals Ltd to conduct a property examination and to produce a report in compliance with NI 43-101 and NI 43-101 F to be used as a supporting document to be filed with the British Columbia Security Commission and the TSX Venture Exchange. This document was filed on Oct 23, 2003.

During 2003, additional detail work including cleaning of old workings, shafts and adits, was conducted on Cerro Chacuaco and a summary of all data was compiled. During this period, regional mapping and prospecting was expanded to cover Lot CMM 1, CMM 2 and the northern limits of Nuevo Milenio 1. A second diamond drill program consisting of 19 holes for a total of 3,576 m was initiated in November 2003 and completed by April 2004. The results of both drill programs were inconclusive. Faulting, shearing, and poor drill core recovery did not allow interpretation of drill data.

Following the rise in gold and silver prices, detailed investigations of the higher-grade vein and stock-work zones was initiated in July 2005 with the objective to re-evaluate economic potential of the Dos Hornos North and Once Bocas zones. During the evaluation period, numerous old Spanish workings, suspected to exist, were located. The workings were opened, cleaned, mapped and channel sampled on both the Dos Hornos North and Once Bocas.

The new information obtained from the underground workings, surface trenches and geological data in combination with diamond drill information from the 2002 and 2003 diamond drill program allow the following inferred Mineral Resources to be postulated (See NI 43 – 101 dated February 16, 2006 by F. Holcapek, P.Eng.)

TOTAL INFERRED MINERAL RESOURCE DOS HORNOS AND ONCE BOCAS:

Dos Hornos:            1, 530,000 Tonnes,     Au: 139,000 oz,       Ag:     8, 760,000 oz

Once Bocas            11, 590,000 Tonnes,     Au: 129,000 oz,       Ag:   21, 580,000 oz

                 Total                     13, 120,000 Tonnes,      Au: 268,000 oz,       Ag:   30, 340,000 oz

During 2006, detailed geological mapping on Dos Hornos, Cerro Chacuaco, and Once Bocas led to a better understanding of the structural configuration of the mineralized zone. In June 2006 road construction and drill pad construction was initiated and a 2000 m HQ diamond drill contract was signed.

Drilling started in October 2006 and lasted until August 2007 a total of 6,965.4 m of HQ diamond drilling was completed. All drilling was concentrated along the Dos Hornos.

7.00 GEOLOGICAL SETTING

7.10 REGIONAL SETTING

The Nuevo Milenio project lies within the Sub province of the “Sierras Neovolcánicas” Nayarit, which is part of the Cenozoic Trans –Mexican Volcanic Belt (TMVB). The TMVB is a broad west sloping volcanic plateau formed by polygenetic stratavolcanoes, monogenetic volcanoes and cinder cones, caldera complexes, explosion craters and Maarens with associated volcanic flows and pyroclastic deposits.

The average elevation of the plateau is 2,300 m in the eastern part, 1,600 m in the central and 1,000 m in the western part (Nayarit).

The volcanoes in Nayarit represent three distinctive groups:

1.

Rhyolitic volcanism initiated during the Upper Cretaceous (70 to 40 million years) related to the Laramide Orogeny and continued intermittently to 23 million years. These volcanic periods deposited felsic tuffs and flows with associated andesitic rocks that are represented by the Lower Volcanic Group. The large regional fault zones and compressive stress developed at this time to the east was associated with the subduction of the Fallaron Plate under the western part of México.

2.

Primarily andesitic volcanism continued, but changed from 23 to 12 million years to rhyolitic composition forming, first the Sierra Madre Occidental to 12 million years, and later developing the rift and graben structures and the young faults.

3.

The Trans Mexican Volcanic Belt formed during late Miocene (11 Ma) and consists chiefly of andesitic to dacitic volcanic rocks and active volcanoes, extending across Mexico. It starts at the Pacific in Nayarit and terminates at the Atlantic. The original orientation was NW, but changed to E – W with the realignment of the East Pacific Plate at about 10 Ma to 5 Ma. The development of the Neovolcanic Belt is continuing to date with the active subduction of the Cocos Plate under Mexico.

The Tepic Zacoalco Rift consists of several fault zones of different ages and direction with extensional tectonic still active to day.

•

Listric Faults (N20W to N35W) north of Tepic belong to the Gulf Province.

•

En Echelon Grabens (N50W) between Compostela and Guadalajara, which reactivated the boundary between the Sierra Madre Occidental and the Jalisco Block (4.5 to 2.3 million years)

•

South verging half grabens (N70W to N50W) located inside of the Jalisco Block (11.9 to 9? Million years)

•

Faults at Lake Chapala and at the coast NW of Compostela (N70W to N80W)

The Nuevo Milenio project lies within the Tepic Zacoalo rift, north of the Compostela – Ceboruco graben. The Rift is characterized by active alkali volcanism and about 1 mm/year extension. Net extension across the rift has been estimated at 4% to 8% (Barrier and others 1990) since formation. Within the Valley of Tepic, several volcanoes and numerous calderas can be recognized on satellite maps.

The City of Tepic lies in part within Caldera de Valle dated as 40 Ma, which is the oldest caldera in the region. Caldera Santa Maria del Oro and Caldera Sanganguey lie to the north of Caldera la Curva.

The writer has visited the following old mining areas within the general district of Nuevo Milenio. All are associated with rifting, grabens, regional fault structures and/or rhyolite domes in a volcanic terrain.

Figure 3:      Tectonic Setting of the Compostela – Ceboruco Graben (Ferrari and Rosas-Elguera, (1999)

Mines located north of the Tepic Zacoalco Rift with distance from the Nuevo Milenio are:

➢

Cinco Minas is 70 km E, quartz vein – silica zone cutting lithic rhyolite tuffs.

➢

Mina Jalla approximately 45 km East cutting ignimbrites

➢

Minas of Santa Maria del Oro located 30 km NE, (Rochester Mines) cutting rhyolite tuffs.

Mines south of the Rift with distance from the Nuevo Milenio are:

➢

Mina Espiritu  Santos approx. 15 km SW, in lithic tuffs approx. elevation is 850 m

➢

Mina Miravalle 20 km SW – Jurassic slates near contact with andesites, lithic tuffs and granitic intrusion (20 ma) at approx. elevation of 400 m

➢

Minas Huicicilla located 22km SW in granitic intrusions (20 ma) cutting andesites and lithic tuffs, approximate elevation of 375m.

➢

Lluvia Del Oro lies 4 km south of Nuevo Milenio cutting andesite and rhyolite tuffs.

➢

Mina California located within the Nuevo Milenio lot along the flank of Volcan Media Luna.

➢

Texture and structures of quartz veins, and type of mineralization are similar to the Dos Hornos and Once Bocas zone, but the alteration assemblage’s changes with compositional changes of host rock and changes of elevation (Temperature – Pressure dependent).

A
A'
CALDERA LA CURVA
CALDERA NUEVO MILENIA
CALDERA SANGANGUEY
RIM
RIM
RIM
520000E
2360000
522500E
2362500
DOMO LA ESPERANZA
ARROYO REFILION
CHACUACO WEST projected
ARROYO CHACUCACO
CERRO CHACUACO
ZONA ONCE BOCAS
ZONA DOS HORNOS
ARROYO GUADELUPANA
ARROYO LA SUERTE
ZONA ZAPOTE - LA BAGRE PROJECTED
ZONA SAN FRANCISCO
VOLAN MEDIO LUNA
1600m
1400m
1200m
1000m
800m
600m
400m
200m
Sea Level
Possible Disseminated Target
Possible Bonanza and Stock Work Zone
Bonanza Possibility
BASEMENT
BASEMENT
BASEMENT
METRES
0 250 500 750 1000 1250 1500 1750 2000
LEGEND
Tb Basalt Flow, Stocks, Dykes - Dark green, massive to blocky flow. Along contact with flow banded rhyolites chilling produced obsidian bands and nodules. Devitrification and spherulitic texture is evident were intruding Rhyolite
Tr Rhyolite Extrusive and Intrusive - Flow banded, spherulitic, in bands, devitrified, domes, dykes and sheets.
Trt Rhyolite Lithic Tuff - with quartz eyes, lithic fragments are typically, quartz-bearing welded lapilli tuft. Hydrothermally altered medium to intense. Non Differenciated.
Trtn Rhyolite Tuff - Non-welded, intensely clay altered, texturally destroyed, and recessive weathering, no quartz eyes.
Td - Ta Lower Volcanics - dacitic to andecitic flows, fragmentals and tuffs At Mina Miravalle Andesite flows massive, at Mina Buena Suerte Rhyodacit to Dacites overlaying the Basement
Jurassic to Cretaceous Pre Volcanism Basement At Zapotan the Basement consists of Sandstone, at Mina Miravalle of Shales near Granitic Intrusions (Volcanic related.)
HYDROTHERMAL ALTERATION
Kaolinization, sericite, minor silicification, as halo around quartz vein zones. Quartz veins - silica flooding, breccia and parallel veins, Au and Ag.
Quartz veins - sugary quartz as fracture controlled flooding., veins and stockwork, Au, Ag.
Silicification, fine grained and Quartz flooding and minor chalcedonic, vein as fracture filling and stockwork, Au, Ag.
Possible disseminated Bulk Deposit where structures intersect Trtn, Chacuaco. West zone of Au Ag at about 1,000m elevation in Trtn.
Geological contacts, generalized
Ring Fractures, Caldera Rim
Fault, Shear.
Cream Minerals de México, S.A. de C.V.
CREAM MINERALS
CROSS SECTION A - A'
LOTE NUEVO MILENIO
MUNICIPIIO JALISCO, NAYARIT, MEXICO
Based on Satellite Images Surfaces Mapping And Regional Reconnaissance
Mapped by: Ing. Alberto Ruiz M.,
Up Date by: F. Holcapek, P.Eng.
Drafted By: Geodrafting
Date: October 30, 2000
May 13, 2003
Sept. 24, 2002

Figure 4

CALDERA LA CURVA
LOTE NUEVO MILENIO
CALDERA SANGANGUEY
LA LABOR
CALDERA LA LABOR
LA CURVA
FORTINES
LA ESPERANZA
CALDERA LLANO GRANDE
LOTE OMMI
LOTE OMMI II
CALDERA EL HERMITAÑO
LA PAZ
LEGEND
HYDROTHERMAL ALTERATION
LOCATION
Cream Minerals de México, S.A. de C.V.
GENERAL GEOLOGY

Figure 5

7.20 LOCAL GEOLOGICAL SETTING:

Cream Minerals Nuevo Milenio Property covers the southern part of Caldera Sanganguey and the elliptical La Curva Caldera, which has an estimated NW axis of 6 km and a NE axis of 5 km. The smaller Nuevo Milenio Calder, about 4.5 x3.5 km, is nestled into La Curva Caldera with common boundaries along the SE limits.

To the East several small Calderas are indicated. Caldera Llano Grande and Caldera Dos Amigos are located east and south of Nuevo Milenio. To the southeast several crater lakes, give evidence to recent volcanic collapse features.

The Tepic - Zacoalco Rift forms the northern boundary of the property and the Compostela – Ceboruco graben lies to the south. No Government or other geological data is available for this area in general and for the area around Tepic in particular. The compilation of the geology in cross-section is based on regional mapping and prospecting by Ing. Alberto Marcus Ruiz and the writer and is an attempts to illustrates the regional geological environment of the Nuevo Milenio property.

The volcanic sequences here, as elsewhere throughout the Sierra Madre Occidental, are of the Lower Volcanic Supergroup, which are overlain by the Upper Volcanic Supergroup. The rhyolite tuffs designated as Trtn and Trt, Tr on the section are believed to be Upper Volcanic Supergroup.

Within the Caldera Nuevo Milenio, all rocks predating basalt and rhyolites are affected by intense hydrothermal activities. These altered rocks host all known mineralization. Rock units exposed are flat lying. Along the Caldera Rim, banded rhyolites form variably dipping outflow sheets (dip controlled by paleo topography).

The same holds true for the basaltic outflow sheets. The lower contact is unconformable and is a zone several meter thick showing, regoliths, clay layers, conglomerates and baking of the underlying rocks.

7.30 STRUCTURAL SETTING:

On the Nuevo Milenio, mineralized vein faults and faults, are in general, parallel to the trend of the Tepic - Zacoalco Rift and other Regional Faults. Quartz veins and Stockwork zones appear to follow old fracture – fault systems related to the formation of grabens and half grabens. These vein faults have been reactivated several times as shown by breccia zones, gouge and mylonite zones.

Quartz stockwork and Silica flooding have re-healed breccia and mylonite – gouge zones. The age relationship and sense of the displacement of different fault sets, on the local level, is similar to the regional level.

Surface mapping in combination with diamond drilling and mapping of underground workings has established that the area of Dos Hornos and Once Bocas is traversed by numerous faults with some having appreciable displacement.  The overall effect of faulting is to cut the vein zones into segments 300 m to 450 m long.  The following are the main fault directions, ordered in accordance to relative age, from the latest to the earliest:

1.

Fault Set 1 at N80W/75S – the faults are parallel about 300 m apart and appear to be the youngest set. They are reverse faults with horizontal displacement in the order of 310 m SE. Vertical displacement appears to be about 220 m  magnitude.

2.

Fault Set 2 at N70 E/60S – they are also parallel faults and about 200 m apart. They are normal fault with horizontal displacement in the order of about 330 m SW. Net effect of the movement along the 2 faults is about 100 m SW.

3.

Fault Set 3 N25 to 35W/70S Faults – these faults are parallel or at small angle to the quartz zone. Diamond drilling showed that they are normal faults and cut the quartz zone producing repetition of the quartz veins in the vertical sense. Displacement is in the order of 30 to 60 m. This displacement is apparent and depends on the dip of the fault structure within the plane of the drill section.

4.

Fault Set 3 N52W/80S – this fault direction was encountered in DDH 07 – 26 and is the reason for extensive brecciation. It is a reverse fault, but maximum movement is 30 m in the vertical plane. The horizontal displacement is not known.

5.

The movement along Fault Set 1 and Fault set 2 are in opposite direction both in the horizontal and vertical plane and have a tendency to cancel each other and/or produce a small, net displacement.

CREAM MINERALS
CREAM MINERALS DE MEXICO S.A. DE C.V.
DOS HORNOS North
Sketch of Structure Contours
ING. G. Francisco R
F. Holcapek, P.Eng.
Oct..2005
Updated: Oct. 2007
Shaft 4
Trench 2
Shaft 5
0 m
50 m
100 m
Veta Tomas
Arroyo Dos Hornos Veta
Dos Hornos
1025 m
N70E/60
925 m
DDH 01 - 03
825 m
N80W/75S
ADIT 3
Shaft 8
DDH 02 -03
Shaft 9
Trench 3
Shaft 10
Trench 4
Vein 5
Figure 7

Legend
Dos Hornos Zone
Once Bocas Zone
Veta Tomas
N80W/75S Fault
N70E/60S Fault
N52W/80SS
Diamond Drill Holes
521500E
2361500N
2361000N
N
Veta Tomas
Dos Hornos North
Hornos Norte
Arroyo
Dos Hornos
Vein in FW
Of FAULT
Dos Hornos South
Veta Tomas
Arroyo Guadalupana
Mina Crucero
Mina Crucero
Onc Bocas
A La Curva
Once Bocas
Once Bocas
Veta Crucero
Pozo
Once Bocas South
Veta Crucero
San Miguel
75
60
60
60
60
60
60
60
75
80
75
0 m
125 m
250 m
CREAM MINERALS DE MEXICO S.A. DE C.V.
DOS HORNOS – ONCE BOCAS
GENERALIZED STRUCTURAL INTERPRETATION
ING. G. Francisco R
Oct..2005
F. Holcapek, P.Eng.
Updated: Oct. 2007

Figure 6

7.40

STRATIGRAPHY:

➢

Basalt Flow (Tb) – Dark green, massive to blocky flow. Along contact with flow-banded rhyolites,    chilling produced obsidian bands and nodules.

➢

Basalt Stocks (Tb) – intrusive basalt in vent areas light green to glassy when intruding rhyolite flow sheet. Devitrification and spherulitic texture is evident along contact.

➢

Upper Lithic Tuff (Trtu) – Rhyolitic Lithic tuffs with abundant coarse-grained clear quartz eyes approx. 30 meter thick. Alteration is present east of the Cafetal area. Here hornblende ghosts are present and the rocks are largely comprised of quartz, clays, sericite, and hematite.

➢

Rhyolite Intrusive, Extrusive Devitrified (Tr) – Flow banded, spherulitic in bands, devitrified, opalized rhyolite with quartz eyes. The unit forms domes, dykes, and local flows. The rocks intrude and define the limit of the La Curva Caldera. No devitrification or Opalization was observed in intrusions located along the rim of Caldera Nuevo Milenio.

➢

Fine Volcanic Ash – The unit is greyish in color, steeply dipping in places, silicified showing strong exfoliation roses. It was found at Domo Dragon as isolated outcrops.

➢

Lacustrine Deposits - Thin-bedded sedimentary rocks, graded bedding intensely silicified, and pyritized. The unit was found at Cerro Chacuaco, is recessive weathering, and hence the distribution of the unit is not known

➢

Rhyolite Lithic Tuff (Trtc) - The tuff contains quartz eyes, lithic fragments are typically a quartz-bearing welded lapilli tuff. It is unclear if the unit was vented from the La Curva caldera or is later. It is the host for mineralization.

➢

Rhyolitic Tuff (Trtn) - Non-welded, intensely clay altered, texturally destroyed, and recessive weathering, possible acid leaching generated by weathering of sulphides. It differs from the lithic tuff unit by its lack of quartz eyes. This unit may host bulk gold – silver deposits.

CREAM MINERALS
Tepic
VOLCAN SANGANGUEY
N
TEPIC AIRPORT
TEPIC GRABEN
NUEVO MILENIA
COMPOSTELA - CERBURUCO HALF GRABEN
Figure: 8

VALLE DE TEPIC
CALDERA FIELD AND GRABENS
NUEVO MILENIO
Satellite Interpretation

7.50 ERUPTIVE CENTERS AND DOMES WITHIN THE CALDERA:

Lot Nuevo Milenio covers the whole of the La Curva caldera including the smaller internal Nuevo Milenio Caldera. Rhyolitic domes, dykes, and associate outflow sheets originate along the caldera rim and define the rim zone. Basaltic flows originate from individual late volcanic eruptive centers.

 BASALTIC CENTERS:

Eruptions of basalt lava flows mark the latest volcanic episode within the district. Two individual basaltic centers have been recognized within the area of Lot Nuevo Milenio.

1.

Volcán Media Luna: A basalt vent, straddles both the rim of Caldera La Curva and the Rim of Caldera Sanganguey. The basalt flows and associated obsidian ,cover the devitrified rhyolite flows and silicified lithic tuff units. At lower elevations, along ridges, the basalt forms erosional outliers.

2.

Basaltic Eruptive Center along the East Flank of Cerro Bartolo: This Centre is indicated by thick flows overlaying the rhyolite out flow sheet to the east, along the access road to Mina Guadalupana. It extent all the way down into Arroyo Cafetal and is bisected by Arroyo Refillion.

RHYOLITE DOMES AND ERUPTIVE CENTERS:

Rhyolitic domes and/or rhyolitic ring dykes have been identified along caldera rims. All known opal mines are associated with devitrified flow banded rhyolites associated within domes or rhyolitic outflow sheets.

1.

El Dragon Rhyolite Dome lies due north of Mina Zapote across a deep arroyo (Rim of Nuevo Milenio Caldera). The dome rises above the surrounding rim. Strong vertical jointing is exposed along the flank. No devitrification or Opalization was observed.

2.

The Esmeralda Dome is located along the western flank of Volcán Media Luna, a late stage Basalt Vent (Caldera La Curva to the South). Devitrification of rhyolites produces precious opal and chalcedonic bands.

3.

Guadalupana Dome underlies Cerro San Bartolo, the highest mountain along the Caldera Rim. Three individual opal mines stretching nearly 700 m along the contours are located within the devitrified rhyolites. Rhyolitic outflow sheet cover part of the ridge.

RING DYKES, MOATS, AND MEGA BRECCIA:

1.

El Dragon Rhyolite Ring Dyke outcrops along a northwest trending ridge (Elev. 1080 to 1250 m). This represents the north rim of the Nuevo Milenio Caldera. The rhyolite shows flow banding, dipping steeply to the west. No sign of Opalization is evident but kaolinization is strong. In places, outliers of basalt cover the rhyolite flow rocks and intrusive.

2.

Ring Dyke north of the El Dragon along the north part of La Curva Caldera. The hill is covered by flow - banded rhyolite that has been affected by kaolinization. Outliers of basalt sheet flows cover the higher ridges.

3.

Land Slide Deposits or Mega Breccia outcrops near the El Dragon Rhyolite Dome defining a moat zone. The Rock fragments are up to 2 feet across and are a mixture of all rock types, except basalt fragments. Basalt was found as outliers along the top of the ridge within 50 m of the mega breccia outcrop.

4.

North of Dos Hornos and Once Bocas rhyolitic flow rubble, along the Basalt contact with lithic tuffs, suggest rhyolite dykes or small rhyolite domes being buried under the basalt sheet. At Mina Zapote the NW extension of the quartz stockwork zone is covered by flow-banded rhyolites.

7.60

ALTERATION AND ZONATION AT NUEVO MILENIO:

Within the confines of Caldera Nuevo Milenio and Caldera La Curva all rocks have been affected by hydrothermal alteration. The alteration characteristics, as observed in the field, suggest a Low Sulphidation Epithermal system. Shallow acid leaching, near the paleo – surface, affecting rhyolitic lithic tuffs is evident.

The alteration has been identified with a hand lens. Zoning from what appears to be low temperature or distal, to higher temperature or proximal alteration, to the hydrothermal centers was observed in the vertical and horizontal planes.

1)

Supergene Oxidation was super imposed on the hydrothermal alteration assemblage. In several areas, intense argillic alteration with porcellanous lenses or veinlets, suggest the presence of alunite formed by shallow acid leaching indicating sulphides below the water table.

2)

Opalization - is caused by devitrification of flow banded rhyolite sheets, domes or dykes intruding along the caldera boundary. Opalization occurs preferentially with spherulitic bands, open spaces and along flow boundaries.

3)

Chalcedonic Silicification - forms strata bound silica caps along several northwest trending ridges. Very fine sulphides have been found associated with these rocks. Micro breccia has been observed at Salamandria. It appears to be a lower temperature silica cap, produced by acid leaching. The underlying porous lithic tuffs may host disseminated mineralization. No quartz veining and no Au – Ag values were encountered.

4)

Silicification, Chalcedony and quartz veining, both sugary textured and chalcedonic quartz, are present. It is normally exposed as a capping along topographic highs from 40 to 60 m above the quartz veins or quartz stockwork exposures. The underlying partially welded lithic tuffs are well- fractured and conducive to produces Quartz veining and quartz stockwork. High Ag – Au values were found within fractures or within quartz veins or brecciation in chalcedony. Indications are that silicification may be superimposed on the top part of possible quartz vein zones and stockwork zones. Existing precious metal values will not be removed by the superimposition of Silicification or acid leaching.

5)

Argillization - Recessive weathering, non-welded lithic tuffs surrounds the hills capped by chalcedonic – silica. Intense clay alteration destroyed all primary texture, open spaces, quartz druses; limonitic filling along hairline fractures and sulphide boxwork suggests possible mineralization. The rock is white and on fresh breaks powdery.

6)

Kaolinization (Clay alteration) - is the most widespread alteration style within the Nuevo Milenio Caldera affecting the lithic rhyolite tuffs. Rocks are white to tan and in many cases texturally destroyed only the quartz eyes remain of the original lithology. Abundant pyrite is associated with kaolinized rocks as noted on mine dumps. The intensity of kaolinization depends on the spatial position within the hydrothermal system. The zone is in part covered by basalt. Kaolinization may overprint higher temperature alteration assemblages directly related to mineralization due to surface weathering.

The wide spread kaolinization observed on the Nuevo Milenio creates problems in the differentiation between supergene kaolinization – caused by surface weathering and kaolinization caused by epithermal activities. This is referred to as “The advanced Argillic problem” by Silitoe R.H. 1994.

Advanced Argillic (Clay) alteration can be produced by three settings:

1.

Deep hypogene advanced argillic alteration is produced by condensation of acidic magmatic volatiles and dissolution of condensates in meteoric water. It is capable of producing precious metal deposits.

2.

Shallow hypogene acid leaching caused by condensates and adsorption of boiled off volatiles and subsequent oxidation of H2S in the vadose zone.

3.

Supergene alteration caused by oxidation of sulphides above the water table.

Both Deep hypogene and shallow hypogene argillic alteration may overlie or over print precious metal mineralization. The three types of advanced argillic alteration are identical under the microscope and X-Ray diffraction analysis. They have distinct textural differences, which may be identified with the hand lens in the field.

7.70 ALTERATION AND ZONATION DOS HORNOS:

Along the Dos Hornos – Veta Tomas structure quartz veining and epithermal alteration has been traced for a combined distance of  more than 2,000 m. The following changes in alteration were observed, starting at the southern rhyolite flows going to the northwest:

At Santa Gertrudis – Veta Tomas (1,180 m elev.), Chalcedonic quartz, silica flooding and kaolinization form an envelope around the structures. The old workings are within the chalcedonic section. The surrounding area is overburden covered. A 100 m wide zone shows quartz float and numerous old trenches and shafts in which quartz veins are exposed.

Mina San Miguel and Cordon Dos Hornos form the central part of Dos Hornos – Veta Tomas zone. Extensive weathering is evident along the road cuts at Mina San Miguel. Kaolinization, caused by supergene overprinting (?) and linear silica replacement along structural zones, are the only alteration types observed. DDH19-03 was drilled to cut Mina San Miguel (elev. 1,220 m) quartz veining and quartz stockwork zone at depth. The quartz – stockwork zone was intersected. The host rocks are rhyolitic lithic and lapilli tuffs. Alteration consists of sericite – kaolin associated with silica flooding.

Cordon Dos Hornos is at elevation 1,300 m to 1,340 m; it is covered by an epithermal, horizontally banded silica cap that is unconformable overlain by banded rhyolite flows. The banding and texture of the silica cap suggest it was deposited from hydrothermal solution interacting with the paleo - ground water table. Samples collected from the silica cap showed low Au – Ag content. It is underlain by kaolinized lithic tuffs cut by quartz veining as exposed in Shaft 11 and Shaft 12.

Dos Hornos North is at an elevation 1,100 m the outcropping parallel quartz vein system is about 200 m lower than the Cordon Dos Hornos Silica cap. Wall rock alteration consists of silica flooding, kaolinization, sericite, and pyritization. Euhedral white feldspar (Adularia?) occurs within the quartz veins. All feldspar crystals in the altered tuffs are completely kaolinized. Quartz pseudo morphs after calcite and/or barite were observed.

Within the drill core the following type of alterations were recognized along the mineralized structures:

1.

Massive kaolinization near surface that appears to be caused by Weathering obliterates all rock textures or primary minerals.

2.

Silicification as silica impregnation of tuffs filling pores, fractures and/or cavities.

3.

Propylithic alteration consisting of epidote, chlorite some silicification, and disseminated pyrite or pyrite as veinlets along fractures or within fault gouge and breccia.

4.

Silica flooding and replacement of matrix and as spider web of hairline quartz veinlets.

5.

Silica flooding associated with sericite and euhedral white Feldspar (Adularia?).

6.

Phyllic alteration consists of sericite – argillic clay minerals and silica flooding, plus or minus white feldspar as phenocrysts.

7.

Argillic alteration, consisting of crystalline clay minerals with alteration quartz veining, and minor sericite forms the inner core of the alteration zone.

8.00 DEPOSIT TYPE:

Au – Ag mineralization is localized along structural zones associated with volcanic related hydrothermal to geothermal systems as vein deposits or dissemination within the wall rock. The low sulphide content, gangue mineralogy, combined with an alteration zones consisting of vuggy vein quartz,  bladed quartz crystals after calcite and/or barite, silica flooding, chalcedony, kaolinization (argillic), sericite and adularia (white feldspar as euhedral crystals) identifies the Nuevo Milenio as a Low Sulphidation, Epithermal Mineral target for Au – Ag exploration.

Characteristics observed on the Nuevo Milenio Project are typical of Au – Ag Low Sulphidation (sericite–adularia) Epithermal Mineral Deposits; This genetic Model has been described in the literature by numerous authors.

9.00 MINERALIZATION

Gold – Silver mineralization, as delineated by the exploration program, is centered in the southern part of Caldera Nuevo Milenio. The mineralized zones occur within a 2 km by 3 km area and consist of the Dos Hornos  - Veta Tomas zone 200 m x 3000m,  Once Bocas 100 m x 1,500 m, Chacuaco – Cafetal average of 250 m x 1,500m and Chacuaco west.

 Other known mineralized areas, but not explored are El Zapote, Astasis 1, Astasis 2, San Antonio and Mina Tahona.

The dominant host rocks are rhyolitic lithic tuffs and rhyolitic lapilli tuffs. All rock exposures and rocks in drill core show varying degrees of alteration. The rock units are silicified, or affected by argillic alteration obliterating the original mineralogy and textures with only quartz eyes surviving.

Silicification and quartz veining is usually related to structural zones. Brecciation is prominently associated with sulphide mineralization and quartz veining. From the mineralized structures outward, the intensity of alteration decreases from a sericitic – argillic – silica (phyllic) assemblage to epidote – chlorite as indicated in drill core. On surface supergene, kaolinization is superimposed on epithermal alteration.

Topographic highs (Cordon Dos Hornos, Once Bocas South, Salamandria, Mina Victoria etc. are covered by a horizontally banded silica cap, typical of epithermal systems reaching the surface. Cordon Dos Hornos and Once Bocas South carry gold and silver value as shown by rock and soil samples.

The steeply dipping zones of structurally controlled silica flooding are interpreted as hydrothermal feeder zones along which solution percolated. These zones may change downwards into quartz veins (blind veins). Sulphide minerals identified are Silver minerals, pyrite, and occasional galena crystal. Secondary minerals are limonite, hematite, minor malachite, and pyrolusite as smears, coating or fracture and cavity filling. Gangue is quartz, quartz pseudo morph after calcite and/or barite. White feldspar (Adularia?), sericite, and clay minerals were observed in breccia zone.

Quartz veins show banding, open space filling and are spongy to massive in textures. Multistage brecciation is common within mineralized zones and is related to faults trending parallel to the veins. In hand, specimens up to five stages of silica introduction were identified.

To clarify the effect of weathering, oxidation of sulphides and leaching of metal values, a suite of specimens was collected from the area of Chacuaco Creek by Dr. A.D. Drummond, P. Eng., the Company’s consultant and writer. The sample suite was collected from different location with some from areas that are flooded during the rainy season

CREAM MINERALS

N
AREA OF
INFERRED MINERAL RESOURCE
DOS HORNOS ZONE
CHACUACO WEST
CERRO CHACUACO
ONCE BOCAS
CAFETAL
Cream Minerals de México, S.A. de C.V.
GENERAL GEOLOGY
CENTRAL SECTION
SHOWING MINERALIZED AND HYDROTHERMAL
ALTERATED ZONES
Ing. Alberto Ruiz M.,
October 30, 2000
F. Holcapek, P.Eng.
May 13, 2003
Geodrafting
Sept. 20, 2002

INFERRED MINERAL RESOURCE **2006**			
Dos Hornos North VEIN 1:			
	1,530,000 T	Au: 139,000 oz	Ag: 8,760,000 oz
Once Bocas:			
	11,590,000 T	Au: 129,000 oz	Ag: 21,580,000 oz
TOTAL:	13,120,000 T	Au: 268,000 oz	Ag: 30,340,000 oz

Figure 9

Selected Specimen Suite

Sample#      Au (g/t)   (opt)         Ag (g/t) (opt)         Fe (%)      S (percentage)        As (ppm)

Mineralized, Essentially Unbleached

   “A”

3.42

(0.110)

   235

(7.56)            8.49

8.04

      442

   “B”

6.19

(0.199)

   326

(10.48)

       6.49

0.86

       381

Partially Leached, Minor Pyrite Visible

   “D2”

1.88

(0.060)

   101

(3.25)

       3.85

0.09

        145

   “D1”

0.52

(0.017)

     48

(1.54)

       3.37

0.06

        153

   “E”

0.70

(0.023)

     32

(1.03)            1.37

0.15

        254

Completely Leached, Limonite Boxwork Remaining

   “C”

0.21

(0.007)

    24

(0.77)

       1.37

0.15

           48

The iron percentage decreases (oxidation of pyrite) with intensity of leaching, as does the percent of sulphur. The arsenic content, which may be associated with the silver minerals, also decreases with increasing intensity of leaching or weathering. From the above it is clear that weathering, oxidation, and leaching are depleting gold and silver value from surface.

9.10 DOS HORNOS GENERAL:

Dos Hornos is a north-westerly trending zone up to 100 m wide and plus 2,000 m long of at least 4 parallel, bifurcating quartz veins and quartz stockwork displaced by NW and NE trending faults. Maximum relief along strike is estimated as 280 m. The strike of the structure varies from N to N35W.

From Arroyo Guadalupana south to Cordon Dos Hornos – Mina Santa Gertrudis, a distance of 1,200 m, is the area with most old Spanish workings. Recent trenching, drilling and channel sampling was concentrated in this area.

The surface expression of this part of the Dos Hornos is a blanket of quartz rubble with the occasional sub outcrops. The first part from the creek to the road was explored intensely by the Spaniards. Shafts, adits, and old hand cuts give evidence to their efforts. Several planillas, ore sorting areas, and well-constructed mule trails suggest ore was transported to a treatment centre.

Underground workings show little caving. Rocks exposed in the workings show intense oxidation, brecciation, faulting, and gouge zones. Alteration exposed within channels cleaned for sampling consists of minor sericite, crystalline argillic clay minerals with silica flooding. Limonite and clay as fracture filling is wide spread and associated with brecciation, shearing, and faulting. Pyrite as sulphides, hematite staining, possible dark grey silver minerals (very fine) plus minor boxwork after sulphides was seen. The walls are muck and oxide covered.

Diamond drilling showed that the core recovery is poor in the broken, brecciated, mineralized zone varying from 20 % to 80%.

Sulphide minerals identified are Silver minerals, pyrite, occasional galena, sphalerite, and chalcopyrite. Secondary minerals identified are hematite, manganese oxides, occasional malachite, and rare covelite. Gangue is quartz, quartz pseudo morph after calcite and/or barite, sericite, clay minerals and white feldspar.

To facilitate the discussion the Dos Hornos Zone is discussed in the context of individual fault segments and in respect to diamond drill section starting at Arroyo Guadalupana and going south.

The main mineralized zone has an indicated with of 10m to 20 m and consists of quartz vein, quartz stockwork, faults gouge and quartz breccia and zones of silica flooding. Brecciation, gouge zones numerous splay veins and cross veins are characteristic of Dos Hornos. Within this zone four quartz veins - stockwork zone are evident. Theses veins can form a composite mineralized zone of higher grade from 8 m to 14 m wide as indicated by diamond drilling, x-cuts and tractor trenching. In hand, specimens it is nearly impossible to differentiate ore grade from barren rock.

A.

Veta 1 is about 2.00 m wide and lies along the southwest side of the structure. The vein merges with vein 2 forming sections of mineralization up to 10.00 m wide in places.

B.

Veta 2 forms the core of the mineralized section. It is 2 to 6 m wide of good grade and surrounded by lower grade material.

C.

Veta 3 is 4.00 m to 6.00 m from Vein 2 in the northeast part of the vein zone. It consists of a quartz stockwork zone to 2m wide carrying good gold values in places. Low core recovery from diamond drilling makes it difficult to follow.

D.

Veta 4 is located approximately 20 m southwest of Vein 1. It was encountered by diamond drilling.

E.

Veta 5 is a 2 m wide high gold zone it was identified in DDH 11 – 06 only. A quartz breccia zone exposed at drill pad of DDH 10 – 06 appears to be the surface expression of the vein.

9.20   SEGMENT 1 DOS HORNOS:

2361000 N
521400E
521500 E
521600 E
Arroyo Guadalupana
Shaft 1
Adit 1
DDH17-03
DDH05-06
Arroyo Dos Hornos
Trench 1
Adit 2
Shaft 2
Shaft 3
2360900 N
DDH01-06
Adit 4
Shaft 4
DDH04-06
DDH18-06
Trench 2
DDH 14-06
DDH 07-34
Shaft 5
DDH12-06
Shaft 6
DDH02-06
Shaft 7
2360800 N
60
DDH03-06
75
Shaft 8
Adit 3
Arroyo
Shaft 9
To Camp
DDH09-06
Shaft 10
2360700 N
Trench 4
60
DDH11-03
DDH 11-06
To Mina San Miguel
DDH10-06
Figure 10
N
0 m
50 m
100 m
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS LOCATION SKETCH
LONGITUDINAL SECTION Segment 1
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
Nov. 15, 2005
Updated: Oct. 20, 2007

Diamond drilling shows that:

1.

Several sub-parallel faults cutting the mineralized zone. These faults move the FW side up in respect to the HW side. The net effect of the displacement causes repetition of the mineralized zone.

2.

Where the drill hole cuts the fault – minerals zone intersection, breccia, gouge and quartz sand constitute the drill core and recovery may drop to 20 % of the core with gold – silver assays correspondingly lower.

3.

Width of the zone in diamond drill core varies between 8.00 m to 24 m, depending on core recovery and structural setting. Width in Tractor trenches 1 to 3 and in the x-cut adit 4 varies from 10.70 m (x-cut) to 18.00 m in Trench 3.

4.

The wide mineralized sections are composed of quartz stockwork having a low Au – Ag content and multiple parallel quartz veins from1.5 m to 4.00 m wide

5.

The adits, drifts, sub – levels and shafts have a width from 1.25m to 2.00 m maximum. Segment 1 of Dos Hornos has a strike length of 320 m.

Dos Hornos Section 1 includes DDH 17 – 03, DDH 01 – 06, DDH 04 – 06, Adit 1, Adit 2, X-cut Adit 4, Shaft 2 and Trench 1. It is bounded to the north by a N80W/75SW fault, which displaces the northern part.

Strike N35 W
Strike N20 W
Strike N
2361000 N
2360900 N
2360800 N
2360700 N
1200 m
NW
SE
CREAM MINERALS
0 m
25 m
75 m
100 m
Arroyo Dos Hornos
Road
N75E/60S
N80 W/75S
Shaft 1
Shaft 2
Adit 2
Shaft 3
Shaft 4
Trench 1
Trench 2
Shaft 5
Level 1
Level 2
Level 3
1100 m
1100m
88 m
80 m
Adit 1
DDH 18 - 03
X - cut Adit 4
DDH 17 - 03
DDH 12 - 06
60 m
76m
52m
N75E 60S
N80W/75S
N70 E/60S
Section 1
Section 2
Section 3
Section 4
Section 5
DDH 02 - 06
DDH 14 - 06
DDH 01 - 06
DDH 01 - 03
1000 m
1000m
DDH 07 - 34
DDH 03 - 06
DDH 09 - 06
DDH 04 - 06
100.6 m
900 m
CREAM MINERALS DE MEXICO S.A. DE C.V
NUEVO MILENIO
DOS HORNOS ZONE 1, SEGMENT 1
LONGITUDINAL SECTION
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
April 20, 2007
Up date Nov. 10, 2007
Figure 11

S60W
N60E
521300E
521400E
521500E
CREAM MINERALS
DDH 17 - 03
1000 m
1100 m
1000 m
900 m
Shaft 6
DDH 04 - 06
Arroyo Dos Hornos
Arroyo Guadalupana
Trench 1
Adit 2
Adit 1
X-Cut Adit 4
N70E/60S
DDH 01 - 06
Sulphides
Sandy Gouge
Trench 2
Sample # m Au g/t Ag g/t
660954-63 20.00 0.690 73.22
660954-63 10.00 1.219 131.18
660954-63 8.00 1.467 160.48
660954-63 6.00 2.000 194.30
660954-63 4.00 2.886 284.45
660954-63 2.00 4.452 422.90
Adit 1
Sample # m Au g/t Ag g/t
182177 – 80 5.00 2.480 324.23
Adit 2
182172 – 74 3.90 1.64 98.87
Adit 4 - Drift, Shafts, Raises
Sample # m Au g/t Ag g/t
182192-95 7.20 2.030 142.94
Including 5.20 2.770 191.00
Including 3.20 2.700 262.88
182196 - 97 3.50 2.790 55.57
182198 – 200 5.70 1.300 291.23
182201 - 02 3.60 1.190 149.00
182203 – 04 3.20 0.990 202.06
182205 – 06 3.80 1.660 200.05
DDH 17 – 03 Poor Recovery 20 to 75%
Sample From To m Au g/t Ag g/t
199900 36 38 2.00 old workings
199901 38 40 2.00 1.050 191.50
199902 40 42 2.00 0.053 44.00
199904 44 46 2.00 0.110 32.50
199905 46 48 2.00 0.005 60.00
DDH01 – 06 Recovery ?
Sample From To m Au g/t Ag g/t
199588 – 92 99.00 109.00 10.00 0.137 60.16
199590 – 92 103.00 109.00 6.00 0.203 88.33
199591 105.00 107.00 4.00 0.484 188.00
Quartz, Gouge and Breccia
oxidized and leached
poor recovery
LEGEND
Quartz Veins
Quartz Stock work
Faults
Breccia
Dike
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS SEGMENT 1, Section 1
DDH 01 – 06, DDH 14 – 06, DDH 17 - 03
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
March, 2007
Updated: Sept 2007
0 m
25 m
50 m
100 m

Figure 12

DDH 17-03 cut the mineralized zone within the workings of x-cut adit 4 and below Trench 1.The zone is 10 m wide but poor core recovery lowered the average grade

DDH 17 – 03	Description	from m	to m	Length m	Au g/t	Ag g/t
199898		32.00	34.00	2.00	0.025	45.00
199899	Dos Hornos VEIN 1	34.00	36.00	2.00	0.015	31.40
199900	Fault, old workings?	36.00	38.00	2.00	very low recovery
199901	Quartz Vein	38.00	40.00	2.00	1.046	191.50
199902	Stockwork	40.00	42.00	2.00	0.053	44.00
199903	oxidation strong	42.00	44.00	2.00	0.023	13.90
199904	Stockwork	44.00	46.00	2.00	0.011	32.90
199905	Stockwork	46.00	48.00	2.00	0.005	60.00
199906	Stockwork	48.00	50.00	2.00	0.018	19.40
199907	Strong oxidation	50.00	52.00	2.00	0.018	41.00
199908	Enter Fault Zone	52.00	54.00	2.00	0.040	20.30
199916	Vein Stockwork	68.00	70.00	2.00	0.195	17.90
199898-908	whole section	32.00	54.00	22.00	0.114	45.40
199901-05	Including	38.00	48.00	10.00	0.228	68.46
199901-02	Including	38.00	42.00	4.00	0.550	117.75
199901	Including	38.00	40.00	2.00	1.046	191.50

DDH 01-06 cuts the zone below DDH 17 -03 core recovery was poor in the mineralized zone.

DDH 01 - 06	Description	from m	to m	Length m	Au g/t	Ag g/t
199573	Parallel Qtz vein	69.00	71.00	2.00	0.015	11.000
199574	Parallel Qtz vein	71.00	73.00	2.00	0.015	10.900
199588	Dos Hornos Vein 1 and 2	99.00	101.00	2.00	0.055	21.600
199589	Quartz Vein, breccia, fault	101.00	103.00	2.00	0.020	14.200
199590	Recovery from 5% to 80%	103.00	105.00	2.00	0.080	40.100
199591	Quartz vein,	105.00	107.00	2.00	0.484	188.000
199592		107.00	109.00	2.00	0.045	36.900
199598	Quartz Stockwork	119.00	121.00	2.00	0.085	22.60
199588 – 92	Weighted Average	99.00	109.00	10.00	0.137	60.160
199590 -92	Including	103.00	109.00	6.00	0.203	88.330
199590 -91	including	103.00	105.00	4.00	0.282	114.050
199591	Including	105.00	107.00	2.00	0.484	188.000
199598	Quartz Stockwork	119.00	121.00	2.00	0.085	22.600

DDH 04 – 06 cut a multitude of parallel veins. The N80W/75S fault cuts the main mineralized zone at the 900 m level. At the intersection point, the core consists of breccia, gouge, and quartz fragments.

DDH 4 -06	Description	from m	to m	Length m	Au g/t	Ag g/t
296193	quartz vein parallel	89.50	91.00	1.95	0.030	15.400
269202	Quartz Stockwork Parallel	213.20	215.20	2.00	<0.050	24.100
269203		215.20	217.20	2.00	<0.050	2.100
296204	Quartz vein parallel	243.00	244.10	1.10	0.060	30.600
296205	Breccia gouge intense Fract.	269.35	271.50	2.00	<0.050	1.900
296206	plus intense oxidation	271.50	273.50	2.00	<0.050	0.900
296207		273.50	275.50	2.00	<0.050	5.400

Adit 1 was driven along the FW of Vein1, 6.00 m below Trench 1. The HW part of the zone is not exposed in the drift or in the x-cut.

Adit 1	Description	m	Au g/t	Ag g/t
182176	stockwork ,alt. Lithic tuff HW	1.30	0.530	98.00
182177	qtz vein, black, oxidized min.	1.10	2.990	424.00
182178	Same as above	1.20	1.220	163.00
	Average	2.30	2.070	287.83
182179	broken qtz vein	1.25	4.110	562.00
182180	porous, broken quartz vein.	1.45	1.740	177.00
	Average	2.70	2.837	355.24

Shaft 2, Adit 2 are in trench 1; they were driven south along a shear zone.

Adit 2, Shaft 2	Description	m	Au g/t	Ag g/t
182171	Shaft 2 quartz vein breccia tuffs	1.90	0.610	55.00
182172	Adit 2 massive broken quartz vein	1.20	1.320	96.00
182174	broken quartz vein, black mineralization	1.70	2.080	122.00
182172 – 74	Weighted average	2.90	1.641	98.87

Trench 1 cuts rhyolitic lithic tuffs, intense alteration, and Quartz veining with quartz stockwork zone.

Trench 1	Description	m	Au g/t	Ag g/t
660954	Tuff kaolinized Quartz veinlet	2.00	0.444	34.00
660959	Grey Tuffs Feldspar medium silicified	2.00	0.026	41.00
660960	Grey Tuffs Feldspar quartz veinlets	2.00	0.069	32.00
660961	Grey tuffs quartz	2.00	4.452	422.90
660962	quartz fragmented breccia, compact	2.00	1.320	146.00
660963	quartz fragmented breccia, compact	2.00	0.228	14.00
660959 -63	Average Vein 1 to Vein 2	10.00	1.219	131.18
660959 -62	Average Vein 1 to Vein 2	8.00	1.467	160.48
660961 -63	Average Vein 1 to Vein 2	6.00	1.947	200.30
660961 -62	Average Vein 1 and Vein 2 high grade	4.00	2.886	284.45
660954	Vein3	2.00	0.444	34.00

X – Cut Adit 4 is located below Trench 1, Adit 1, and Adit 2. It was driven NE about 50 m to intersect Vein 1. Samples were taken in pairs across the HW segment. In the x-cut, a 10.70 m  mineralized width is exposed. The walls are oxidized, brecciated with gouge in the matrix. Caving is minimal

X-cut Adit 4	Description	m	Au g/t	Ag g/t
182192	x-cut contact Wall rock	2.00	0.080	42.00
182193	Vein 1, Fault breccia	2.00	1.300	52.00
182194		2.00	5.840	306.00
182195		1.20	0.120	191.00
182196	x-cut Adit 4	1.50	1.630	39.00
182197	x-cut Adit 4	2.00	5.410	68.00
182192-97	weighted average x-cut	10.70	2.603	114.36
182193-95	Including	8.70	3.183	131.00
182194-97	Including	6.70	3.745	154.58
182194-95	Including	3.20	2.700	291.23
Sample	x- cut Adit 4	Lm	Au g/t	Ag g/t
182196	Wall and Pillars Breccia vein 3	1.50	1.630	39.00
182197		2.00	5.410	68.00
182196 - 97	weighted average	3.50	3.790	55.57
182198	channel from walls	1.80	1.190	462.00
182199	Fault breccia vein	2.20	1.200	205.00
182200		1.70	1.550	222.00
182198-200	weighted average	5.70	1.300	291.23
182201	channel from walls	1.80	0.880	192.00
182202	Fault breccia vein	1.80	1.500	106.00
182201-02	weighted average	3.60	1.190	149.00
182203	Channel Samples	1.70	1.570	308.00
182204	Adit 4	1.50	0.340	82.00
182203-04	weighted average	3.20	0.990	202.06

X-cut Adit 4	Description	m	Au g/t	Ag g/t
182205	Channel Samples	2.20	0.830	155.00
182206	Vein breccia	1.60	2.790	262.00
182205-06	weighted average	3.80	1.660	200.05

182207	Adit 4 Upper level	1.42	1.420	227.00
182208	Channel	1.40	0.180	61.60
182207 - 08	weighted average	3.20	0.880	146.94

SE
1100 m
Adit 1
ADIT 4 x – cut
LEVEL 1
DDH 17 - 03
DDH 18 - 03
0
25
50
WATER LEVEL
DDH 01 - 06
DDH 14-06
1000 m
2360900 N

Trench1	m	Au g/t	Ag g/t
660959-63	10.00	1.218	131.18
Including	4.00	2.886	284.40

Adit 2	m	Au g/t	Ag g/t
182172	1.20	1.32	96.00
182173	1.00	1.28	63.00
182174	1.70	2.08	122.00
Average	3.90	1.64	98.87

Shaft 3	m	Au g/t	Ag g/t
182183	2.00	1.40	138.00

Shaft 4	m	Au g/t	Ag g/t
659608	3.00	2.468	83.00

Sample #	m	Au g/t	Ag g/t
Face of Adit 1 HW			
182179, 80	2.70	2.837	355.24
X-cut FW			
182177, 78	2.30	2.067	287.83
Average	5.00	2.480	324.23

Sample #	m	Au g/t	Ag g/t
182181	2.00	1.08	66.00

DDH 18-03		m	Au g/t	Ag g/t
199949	26 – 28	2.00	1.644	131.00
199950	28 – 30	old workings?		
182501	30 – 32	2.00	0.064	88.00
182502	32 – 34	old working?		

Sample #	m	Au g/t	Ag g/t
182196	1.50	1.63	39.00
182197	2.00	5.41	68.00
Average	3.50	3.79	55.57

DDH 17 – 03		m	Au g/t	Ag g/t
199900	36 - 38	2.00	old workings	
199901	38 - 40	2.00	1.050	191.50
199902	40 - 42	2.00	0.053	44.00
199904	44 - 46	2.00	0.110	32.50
199905	46 - 48	2.00	0.005	60.00

Sample #	m	Au g/t	Ag g/t
182198	1.80	1.19	462.00
182200	1.70	1.55	222.00
182199	2.20	1.20	205.00
Average	5.70	1.30	291.23

ADIT 4 Stope Weighted Average

Sample #	m	Au g/t	Ag g/t
1821992 - 08	4.31	1.72	175.40
1821993 - 08	4.03	1.83	184.86
1821994 - 08	3.54	1.97	203.53

Sample #	m	Au g/t	Ag g/t
X – cut FW			
182192	2.00	0.08	42.00
182193	2.00	1.30	52.00
Vein Zone			
182194	2.00	5.84	306.00
	182195	1.20	
	0.12	191.00	
Average	7.20	2.03	142.94
including	5.20	2.77	181.77
Including	3.20	3.70	262.88

Sample #	m	Au g/t	Ag g/t
182201	1.80	0.88	192.00
182202	1.80	1.50	106.00
Average	3.60	1.19	149.00

DDH01 – 06 Recovery?

Sample	From	To	m	Au g/t	Ag g/t
199588–92	99.00	109.00	10.00	0.137	60.16
199590–92	103.00	109.00	6.00	0.203	88.33
199591	105.00	107.00	4.00	0.484	188.00

DDH 14-06

Sample#	**from**	**to**	**m**	**Au g/t**	**Ag g/t**
Summary					
295509-15	**126.00**	**140.00**	**14.00**	**0.328**	**71.10**
Including	**126.00**	**134.00**	**8.00**	**0.546**	**117.75**
Including	**126.00**	**132.00**	**6.00**	**0.719**	**149.47**
Including	**126.00**	**130.00**	**4.00**	**0.903**	**139.70**

CREAM MINERALS DE MEXICO S.A. DE C.V

NUEVO MILENIO – DOS HORNOS NORTH
X-CUT ADIT 4 VEIN 1, DDH Holes
SEGMENT 1, SECTION 1

Ing. GERMAN FRANCISCO R Nov 28, 2005
F. Holcapek, P.Eng.

Figure 13

SECTION 2 is based on DDH 18 – 03, DDH 14 – 06, shaft 3 and shaft 4.

Poor core recovery in the drill holes affected the grade. Samples derived from the drill pad of DDH 18 – 03 are of poor quality – intense kaolinization and surface weathering suggest depletion of values. The overall effect on Inferred Mineral Resource Block 2 is to lower the grade substantial.

DDH 18 – 03 intersected the structure, but within the mineralized section core recovery was very poor (possible old workings under Shaft 4). The intersected mineralized zone has an indicated width of 8 m that is comparable to Trench 1 and x-cut adit 4, but lower in grade.

Poor core recovery in breccia gouge zones. Two, 2 m section of good grade were cut representing the high-grade zone encountered in channel sampling.

Sample	DDH 18-03	from m	to m	m	Au g/t	Ag g/t
199947	Stockwork	22.00	24.00	2.00	0.05	12.40
199948	Stockwork	24.00	26.00	2.00	0.096	9.80
199949	quartz vein	26.00	28.00	2.00	1.644	131.00
199950	poor Recovery	28.00	30.00	2.00	0.134	32.10
182501	Faulting	30.00	32.00	2.00	0.064	88.00
182502	50% recovery	32.00	34.00	2.00	0.017	15.50
199949 – 02	Main section	26.00	34.00	8.00	0.465	66.60
199949 – 01	Including	26.00	32.00	6.00	0.614	83.70
199949 – 50	Including	26.00	30.00	4.00	0.889	81.55
199949	Including	26.00	28.00	2.00	1.644	131.00

S60W
N60E
521500 E
DDH 18 - 03
DDH 14 - 06
1100 m
Arroyo Dos Hornos
Arroyo Guadalupana
Low Recovery
1050 m
1000 m
950 m
Shaft 4
Sample # m ft Au g/t Ag g/t
659608 3.00 9.84 2.468 83.00
659621 hand 0.340 61.00
659622 hand 1.275 70.00
DDH 18 - 03
Sample # intersect m ft Au g/t Ag g/t
199948 24 - 26 2.00 6.58 0.096 9.80
199949 26 – 28 2.00 6.58 1.644 131.00
199950 28 – 30 low recovery 0.134 32.10
182501 30 – 32 2.00 6.58 0.064 88.00
182502 32 – 34 low recovery 0.017 15.50
LEGEND
Quartz Veins
Quartz Stock work
Quartz Veins projected
Faults
Breccia
0 m
50 m
100 m
DDH 14-06
Sample # from to m ft Au g/t Ag g/t
Summary
295509-15 126.00 140.00 14.00 45.92 0.328 71.10
Including 126.00 134.00 8.00 26.24 0.546 117.75
Including 126.00 132.00 6.00 19.68 0.719 149.47
Including 126.00 130.00 4.00 13.12 0.903 139.70
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS SEGENT 1, SECTION 2
DDH 18-03, DDH04 - 07
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
March, 2007
Updated: Sept. 2007
CREAM MINERALS

Figure 14

DDH 14 – 06 intersected several fault segments and breccia – gouge section that gave poor core recovery. The mineralized zone is comparable in width to Trenches and x-cut 4, but lower in grade. Two, 2 m section of good grade were cut representing the high-grade zone encountered in channel sampling.

Sample #	DDH 14 – 06	From	To	m	Au g/t	Ag g/t
295509	Dos Hornos Vein 1100 m	126.00	128.00	2.00	0.530	220.40
295510		128.00	130.00	2.00	1.277	59.00
295511		130.00	132.00	2.00	0.350	169.00
295512		132.00	134.00	2.00	0.025	22.60
256513		134.00	136.00	2.00	0.015	5.30
256514		136.00	138.00	2.00	0.075	13.70
295515		138.00	140.00	2.00	0.025	7.70

Sample #	DDH 14 – 06	From	To	m	Au g/t	Ag g/t
295509 – 15	Width of Zone	126.00	140.00	14.00	0.328	71.10
295509 – 12	Including	126.00	134.00	8.00	0.546	117.75
295509 – 11	Including	126.00	132.00	6.00	0.719	149.47
295509 – 10	Including	126.00	130.00	4.00	0.903	139.70

Shaft 3, collar samples, 20 m to NW, kaolinization and weathering is strong.

Sample	Shaft 3	m	Au g/t	Ag g/t
182183	Sample 2001	2.00	1.400	133.00
659604	Sample 2005	0.90	0.620	83.00
659605	Sample 2005	0.85	0.891	43.00
182183 659604 -05	Weighted average	3.75	1.097	100.60
182183	Width of shaft	2.00	1.400	133.00
659604 - 05	weighted average	1.75	0.752	63.57

Shaft 4 - samples were taken from the collar of the shaft. The sampled material is intensely weathered, broken, and fragmented. The assays are not considered representative but a guide only.

Sample	Shaft 4	Length m	Au g/t	Ag g/t
659608	2005 Surface, walls	3.00	2.468	83.00
659621	Samples 2001	grab	0.340	61.00
659622	Samples 2001	grab	1.275	70.00

2360870 N
2360850 N
2360830 N
TRENCH 2
LEVEL 3
LEVEL 2
LEVEL 1
SHAFT 5
521370 E
Trench 2 m Au g/t Ag g/t
659793 2.00 7.53 73.00
659794 2.00 0.86 41.10
659795 2.00 1.41 38.80
659799 2.00 1.82 29.88
Average 14.00 1.82 29.88
Including 6.00 3.27 50.97
77
INCLINE
Shaft 5 width m Au g/t Ag g/t
660675 1.00 1.967 76.00
660676 0.80 3.304 210.60
660677 2.00 2.483 67.00
SHAFT 5 AND MINE
PLAN VIEW
SHAFT 5 AND MINE
Roof Channel Samples
X – SECTION - FACING NE
Level 2 m Au g/t Ag g/t
182145 1.10 4.19 200.00
182146 1.30 5.47 257.00
182147 1.10 0.20 35.00
182148 1.05 2.10 102.00
182149 1.00 2.80 133.00
182150 1.40 1.48 114.00
SHAFT 5
Level 1 m Au g/t Ag g/t
182165 1.80 2.42 191.00
182161 1.31 7.77 13.00
182162 1.10 3.08 54.00
182163 1.25 1.40 132.00
182164 1.10 1.81 268.00
Level 2 m Au g/t Ag g/t
182151 1.20 1.01 135.00
182152 1.15 0.92 47.00
182153 1.70 1.79 133.00
182154 1.05 0.25 26.00
1100 m
182165
1090 m
Level 1
Level 3 m Au g/t Ag g/t
182155 1.20 7.65 205.00
182156 1.20 1.53 59.00
182157 1.15 5.85 168.00
Level 2
Level 3 m Au g/t Ag g/t
182158 1.25 4.46 138.00
182159 1.15 4.05 289.00
182160 1.20 3.19 148.00
Level 3
1080 m
0 m 5 m 10 m
SCALE: meters
CREAM MINERALS DE MEXICO S.A. DE C.V
NUEVO MILENIO – DOS HORNOS NORTH
PLAN VIEW & SECTION
SHAFT 5, TRENCH 2, AT VEIN 1
Ing. GERMAN FRANCISCO R.
F. Holcapek, P.Eng.
Nov. . 2005

Figure 15

S60W
N60E
5 21500E
5 21600E
5 21700E
Trench 2 weathered
Sample # m ft Au g/t Ag g/t
659790-99 20.00 65.60 1.305 21.99
659793-99 14.00 45.92 1.822 29.33
659793-95 6.00 19.68 3.265 16.99
659793-94 4.00 13.12 4.195 57.05
659793 2.00 6.56 7.534 73.00
Shaft 5 m Au g/t Ag g/t
660675 1.00 1.967 76.00
660676 0.80 3.304 210.60
660677 2.00 2.483 67.00
CREAM MINERALS
DDH 03 - 06
DDH 02 - 06
DDH 07 - 34
Shaft 5
1100 m
1100 m
1000 m
Level 1 m Au g/t Ag g/t
182161 1.31 7.77 13.00
182162 1.10 3.08 54.00
182163 1.25 1.40 132.00
182164 1.10 1.81 268.00
182165 1.80 2.42 191.00
Level 2
182145 1.10 4.19 200.00
182146 1.30 5.47 257.00
182147 1.10 0.20 35.00
182148 1.05 2.10 102.00
182149 1.00 2.80 133.00
182150 1.40 1.48 114.00
182151 1.20 1.01 135.00
182152 1.15 0.82 47.00
182153 1.70 1.79 133.00
182154 1.05 0.25 26.00
Level 3
182155 1.20 7.65 205.00
182156 1.20 1.53 59.00
182157 1.15 5.85 168.00
182158 1.25 4.46 138.00
182159 1.15 4.05 289.00
182160 1.20 3.19 148.00
LEGEND
Quartz Veins
Quartz Stock work
Quartz Veins projected
Faults
Breccia
Rec. 50%
Rec. 30%
DDH 02 – 06
Hole abandoned
Rods stuck in fault
DDH 02-06 interval m Au g/t Ag g/t
296135-48 104.50 to 132.50 28.00 1.594 78.89
296135-44 104.50 to 124.50 20.00 0.296 97.14
296137-42 106.50 to 124.50 16.00 0.368 117.85
296137-43 106.50 to 120.50 12.00 0.465 147.80
296140-42 114.50 to 120.50 6.00 0.430 205.27
296140-41 114.50 to 118.50 4.00 0.526 252.90
296148 130.50 to 132.50 2.00 19.925 130.00
DDH 03-06
Fault breccia, gouge, very strong oxidation
Sample # interval m Au g/t Ag g/t
296177 223.40 – 225.40 2.00 0.180 58.00
296178 225.40 – 226.00 1.60 0.045 29.80
296179 226.00 - 228.00 2.00 0.305 33.10
296183 234.00 - 236.00 2.00 0.005 54.80
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS SEGMENT 1, SECTION 3
DDH 02 – 06, DDH 03 -06, DDH 07 - 34
BY: Ing. German Francisco R.
F. Holcapek, P.Eng
Oct. 25 2007
Updated Dec 30, 2007
0 m
25 m
50 m
100 m

Figure 16

SECTION 3 incorporates results from Trench 2, Shaft and 3 sublevels. DDH 02 – 06, DDH 03 – 06 and DDH 07 – 34. Trench 2, 1.00 m to 1.50 m deep, did not cut fresh bedrock. Silver values appear to be leached.

Shaft 5 is collared in a strongly weathered quartz vein. An incline connects shaft 5 with 3 sublevels, all driven along a quartz vein – breccia gouge zone. Samples were collected in the roof. The northern part of Level 1 was not was not opened because of possible caving.

Shaft 5	Description		Au g/t	Ag g/t
660675	Tuffs , brown, silicified, Qtz, oxidized	1.00	1.967	76.00
660676	Silicified (Possible VEIN)	0.80	3.304	210.60
660677	Quartz Veinlets	2.00	2.483	67.00
660675 - 77	Weighted Average	3.80	2.520	99.60

The Sublevels under shaft 5 follow a quartz vein - fault breccia zone. Caving is a minimum. The levels were driven a long a quartz vein – fault zone showing brecciation, gouge and sandy texture. The levels are an average of 1.25 m wide.

Sample #	Shaft 5 - Level 1	m	Au g/t	Ag g/t
18261	Breccia. lithic tuff, Qtz vein.	1.31	7.770	13.00
18262	brecciated Qtz, lithic tuff.	.1.10	3.080	54.00
18263	fragmental Qtz in brecciated tuff.	1.25	1.400	132.00
18264	same before, more gouge in fault	1.10	1.810	268.00
18265	2 parallel Qtz vein contain Fe-ox.	1.80	2.420	191.00
18261 - 65	Weighted average All Samples	1.32	3.302	134.15

Sample #	Shaft 5, Level 2	m	Au g/t	Ag g/t
182145	Level 2,qtz,py,Fe.ox,brecc, tuff	1.10	4.190	200.00
182146	intense brecciated, Qtz, Fe-Mn ox.	1.30	5.470	257.00
182147	Kaol, serc. Tuff, increase Qtz veinlets	1.10	0.200	35.00
182148	Fault brecciated, Qtz in vein & frag.	1.05	2.100	102.00
182149	same before	1.00	2.800	133.00
182150	same before	1.40	1.480	114.00
182151	brecciated, oxidized Qtz vein	1.20	1.010	135.00
182152	Kaol ,fault, Qtz fragments rhy tuff	1.15	0.820	47.00
182153	brecciated, Qtz mainly in fragments.	1.70	1.790	133.00
182154	Fine Qtz veins, koal, reddish tuff.	1.05	0.250	26.00
18245 - 54	Weighted average All Samples	1.25	1.913	111.36

Sample #	Shaft 5, Level 3	m	Au g/t	Ag g/t
182155	white massive Qtz.	1.20	7.670	205.00
182156	specks black minerals in Qtz.	1.20	1.530	59.00
182157	Breccia. Oxidized Qtz, lithic tuff.	1.15	5.850	168.00
182158	black min. In Qtz. lapilli tuff.	1.25	4.460	138.00
182159	Kaolin, serc quartz. Lapilli tuff, Qtz.	1.15	4.050	289.00
182160	milky white Qtz ,fine lens grey min	1.20	3.190	148.00
18255 - 60	Weighted average All Samples	1.19	4.451	166.78

Trench #2 is strongly weathered, oxidized and did not enter solid, fresh bedrock. Kaolinization caused by surface agents is the main alteration product observed.

Trench 2	Description	m	Au g/t	Ag g/t
659790	Tuff dark brown compact	2.00	0.050	3.00
659791	Tuff dark brown compact	2.00	0.139	4.40
659792	Tuff dark brown compact, fracture	2.00	0.107	3.30
659793	tuff fractured dark brown fractured, quartz	2.00	7.534	73.00
659794	tuff fractured dark brown fractured, quartz	2.00	0.856	41.10
659795	Tuff silicified, fractured, quartz veining, kaolinized	2.00	1.406	38.80
659796	Tuff siicified, fractured, oxidized kaolinized	2.00	0.487	6.80
659797	Tuff siicified, fractured, oxides, kaolinized	2.00	0.376	3.00
659798	Dark brown tuff sandy	2.00	0.275	16.60
659799	Dark brown tuff sandy, quartz fragments	2.00	1.820	29.88
659793-99	Total width average	14.00	1.820	29.98
659793-99	Including	8.00	1.285	39.93
659793-95	Vein 1 and 2	6.00	3.270	50.97
659793-94	Vein 2	4.00	4.20	57.20
659793	Vein 2 high grade	2.00	7.534	73.00
659795	Vein 1	2.00	1.406	38.80
659799	Vein 4	2.00	1.820	29.88

DDH 02 – 06 intersected five 2 m zones forming the Dos Hornos structure. Four of the zones are have a composite width of 14 m of mineralized quartz veins and stockwork.

A comparison with channel samples from the sublevels above shows that gold values are drastically lower and silver are of the same magnitude but trench 2 channel samples show  much higher  gold values and lower silver values. This is anticipated because of intense kaolinization, leaching of silver due to surface weathering.

DDH 02 - 06	Description	from m	to m	m	Au g/t	Ag g/t
296125	Quartz Vein	36.00	37.75	1.75	0.252	4.00
296126	Quartz Vein	70.00	70.55	0.55	0.329	3.60
296135	Breccia – Fault	104.50	106.50	2.00	0.005	14.00
296137	Dos Hornos	108.50	110.50	2.00	1.050	180.00
296138	Recovery varies	110.50	112.50	2.00	0.125	24.00
296139	25% to 80%	112.50	114.50	2.00	0.318	67.00
296140		114.50	116.50	2.00	0.914	315.80
296141		116.50	118.50	2.00	0.138	190.00
296142		118.50	120.50	2.00	0.245	110.00
296143		120.50	122.50	2.00	0.850	34.00
296144		122.50	124.50	2.00	0.065	22.00
296145		124.50	126.50	2.00	0.020	1.40
296146		126.50	128.50	2.00	0.005	0.30
296147		128.50	130.50	2.00	0.005	1.30
296148	Quartz Stock work	130.50	132.50	2.00	19.300	130.00
296137 - 48	Whole mineralized section	104.50	132.50	2400	1.920	89.65
296140 - 48		114.50	132.50	18.00	2.394	89.42
296135 - 43	Or	104.50	124.50	16.00	0.456	116.85
296137 - 42	Or	108.50	122.50	14.00	0.520	131.54
296139 - 43		112.50	122.50	10.00	0.493	143.36
296139 - 42	Or	112.50	120.50	8.00	0.404	170.70
296140 - 42	Or	114.50	120.50	6.00	0.432	205.27
296140 - 41	Or	114.50	118.50	4.00	0.526	252.90
296137	Vein 1	108.50	110.50	2.00	1.050	180.00
296140	Vein 2	114.50	116.50	2.00	0.914	315.80
296141		116.50	118.50	2.00	0.138	190.00
296142		118.50	120.50	2.00	0.245	110.00
296148	Qtz Stock work Vein 3	130.50	132.50	2.00	19.300	130.00

DDH 03 – 06 intersected the Dos Hornos structure at a fault contact. The fault displaces the vein structure but causes duplication of the zone. The zone was cut from 223.40 to 236.00 m as a breccia gouge fault with low gold – silver grade.

DDH 03 - 06	Description	from m	to m	m	Au g/t	Ag g/t
296158	Parallel Vein	51.40	53.20	1.80	0.010	69.90
296175	Parallel Vein	131.60	132.10	0.50	0.005	12.60
296177	Fault cuts Vein1 at 935 m	223.40	225.40	2.00	0.18	58.00
296178	Breccia , fault gouge	225.40	226.00	1.60	0.045	29.60
296179	Breccia Faulting	226.00	228.00	2.00	0.035	33.10
296183	Stock work	234.00	236.00	2.00	0.05	54.80
296189	Parallel Zone Fault	250.80	251.50	0.70	0.01	18.80

DDH 07 – 34 intersected the first quartz vein - stockwork zone at 135.50 m to 139.50 m within the FW of a semi parallel fault. Core recovery was in the order of 50%. The structural configuration suggests that this is a duplicated segment of the Dos Hornos structure.

From 187.30 193.60 quartz veining was intersected within a fault – quartz breccia – gouge zone. Core recovery was 50%. This appears to be repetition of the mineralization intersected in DDH 02 – 06.

From 183.80 m to 188.80 m, recovery was in the order of 20 % over a 5 m section showing faulting, breccia, and gouge with low silver values. This is part of the Dos Hornos zone

DDH 07 - 34	Description	From	To	m	Au g/ton	Ag g/ton
E687636	Quartz Veins, Veinlets	133.50	135.50	2.00	0.025	6.00
E687637	Fault 50 % recovery	135.50	137.50	2.00	0.02	6.50
E687638	Fault 50 % recovery	137.50	139.50	2.00	0.035	14.50
E687639	Qtz veinlets pyrite	167.00	169.00	2.00	0.03	17.70
E687640	minor fault	169.00	171.00	2.00	0.036	12.10
E687648	fault, gouge	183.80	185.80	2.00	<0.005	3.50
E687649	20 % recovery	185.80	187.30	1.50	0.01	3.80
E687650	fault, gouge	187.30	188.30	1.00	0.126	36.40
E687651	Quartz Vein, sulphides	188.30	190.30	2.00	0.138	152.00
E687652	breccia, gouge	190.30	192.30	2.00	0.045	19.00
E687653	fault,	192.30	193.60	1.30	<0.005	8.20
E687652	breccia, gouge	190.30	192.30	2.00	0.045	19.00
E687653	fault,	192.30	193.60	1.30	<0.005	8.20

SECTION 4 - was drilled to clarify the position of Dos Hornos in the FW of the N70E60SW fault zone.

DDH 09 – 06 was located to cut both faults and to check the mineralization in the FW of the fault. The drill hole intercepted the N35W/75SW fault, which is nearly parallel to the mineralized zone and missed the main zone.

DDH 09 -06	Description	From	To	m	Au g/t	Ag g/t
296356	Parallel zone 1	222.00	224.00	2.00	0.050	11.50
296357		224.00	226.00	2.00	0.010	17.20
296360		230.00	232.00	2.00	0.050	11.60
296362		234.00	236.00	2.00	0.015	25.60
396356 - 62	Weighted average	222.00	236.00	8.00	0.031	16.48
296370	Zone 2	250.00	252.00	2.00	0.020	5.00
296371	cut by parallel fault Faults	252.00	254.00	2.00	0.060	26.00
296372		254.00	256.00	2.00	0.166	43.00
296373		256.00	258.00	2.00	0.045	10.30
296370 - 73	weighted average	250.00	258.00	8.00	0.073	21.08
296381	Parallel vein - Fault	271.30	273.00	1.70	0.080	27.80
296392	Zone 4	293.00	295.00	2.00	0.015	20.30
296393		295.00	296.00	1.00	0.035	5.60

DDH 12 – 06 was drilled to confirm that mineralized intercept in DDH01 – 03 was part of the Dos Hornos zone and was within the FW of the fault.

Sample #	DDH 12-06	From	To	m	Au g/t	Ag g/t
	Dos Hornos Vein 1
296474	cuts N30/60S Fault	103.00	106.00	2.00	0.015	23.70
296475		105.00	108.00	2.00	0.159	42.70
296476		107.00	109.00	2.00	0.005	32.20
296477		109.00	109.60	0.60	0.005	22.40
296478		109.60	111.60	2.00	1.012	167.00
296479		111.60	113.60	2.00	0.365	147.00
296474 – 79	Width of Zone	103.00	113.60	10.60	0.294	79.12
296475 – 79	Including	106.00	113.60	8.60	0.359	92.00
296478 – 79	Including	111.60	113.60	4.00	0.689	157.00
296478	Including	109.60	111.60	2.00	1.012	167.00

S37W
N37E
2367000
2368000
Road
Arroyo Dos Hornos
Road
To shaft 5
Road
DDH 09 – 06
DDH 12 - 06
1100 m
1100 m
Road to Trench 3
Sample # m Au g/t Ag g/t
182169 2.20 0.420 90.00
DDH 12-06
Sample # from to m Au g/t Ag g/t
Summary:
296474-79 103.00 113.60 10.60 0.264 42.70
Including 105.00 113.60 8.60 0.359 92.00
Including 109.60 113.60 4.00 0.689 157.00
Including 109.60 111.60 2.00 1.012 147.00
N70E/ 60S
N80W/ 75S
N30W/75W
N30W/75W
1000 m
1000 m
900 m
0 m
25 m
50m
100 m
LEGEND
Quartz Veins
Quartz Stock work
Quartz Veins projected
Faults
Breccia
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS SEGMENT 1, Section 4
DDH 09 – 06, DDH 02 – 07
BY: Ing. German Francisco R. Sept. 2007
F.Holcapek, P.Eng. Updated: Oct. 2007

Figure 17

Section 5 – incorporates DDH 01 – 03, DDH 02 – 03, DDH 11 – 03, Trench 3 and Shaft 9. Dos Hornos Zone 1 is displaced in this section. The N70E fault first displaced the zone to the SW and the N80W75 SW Fault moved the zone back to the SE.

SW
NE
Trench 3 m Au g/t Ag g/t
660972-80 18.00 2.346 116.21
660972-76 10.00 4.055 199.82
660972-75 8.00 5.034 242.05
660973-75 6.00 6.530 316.60
2460700 N
Sample # m Au g/t Ag g/t
182166 1.50 0.350 110.00
DDH 11 – 03 Vein 1 At Fault
Sample from to m Au g t Ag g/t
199011 26.00 28.00 2.00 0.110 16.60
199012 28.00 30.00 2.00 0.222 68.00
DDH 11 – 03
Sample from to m Au g t Ag g/t
199024 52.00 54.00 2.00 0.778 124.00
1150 m
Arroyo Dos Hornos
Adit 3 Level
N80W/75S
DDH 01 - 03
Sample from to m Au g/t Ag g/t
104017 0.00 2.00 2.00 2..950 31.00
DDH 01 - 03 Vein 1 FW
Sample from to m Au g/t Ag g/t
104135-39 188.00 198.00 10.00 0.187 64.46
104137-39 192.00 198.00 6.00 0.299 92.97
104138-39 194.00 198.00 4.00 0.435 122.50
104139 196.00 198.00 2.00 0.651 200.00
104145 208.00 210.00 2.00 0.005 36.30
1100 m
DOS HORNOS ZONE 1
HW of N75E/60S Fault
DDH 02-03
Sample from to m Au g/t Ag g/t
104173 0.00 2.00 2.00 0.845 326.50
104193 40.00 42.00 2.00 0.371 64.00
104198 50.00 52.00 2.00 0.670 9.40
SUMMARY
104214-16 82.00 88.00 6.00 0.769 79.97
104215-16 84.00 88.00 4.00 1.122 113.00
104216 86.00 88.00 2.00 1.729 147.00
Low recovery
104217 – 18 88.00 90.00 2.00 0.102 5.30
Tricone bit 90.00 95.00 No Core Recovered
DDH 11 - 03
1050 m
DDH 01 - 03
0 m 25 m 50 m 100 m
N30W/75S
1000 m
DOS HORNOS ZONE 1
FW of N75E/60S Fault
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS SEGMENT 1, Section 5
DDH 01, 02, 11 – 03
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
March, 2007
Updated: Oct., 2007
DDH 02 -03
CREAM MINERALS
Figure 18

DDH 01 – 03 intersected the Dos Hornos zone in the FW of the N70E structure at the 1,000 m level. The drill hole was stopped in mineralization.

Sample	DDH 01 - 03	from m	to m	Length m	Au g/t	Ag g/t
B104017	Vein 4, Parallel	0.00	2.00	2.00	2.945	144.00
B104150	Vein Fault 20% recovery	82.00	84.00	2.00	0.103	29.60
B104135	Stockwork Zone	188.00	190.00	2.00	0.011	19.70
B104136	Fault Vein	190.00	192.00	2.00	0.025	23.70
Sample	DDH 01 - 03	from m	to m	Length m	Au g/t	Ag g/t
B104137	Stockwork	192.00	194.00	2.00	0.027	33.90
B104138		194.00	196.00	2.00	0.219	45.00
B104139		196.00	198.00	2.00	0.651	200.00
B104140	Stockwork	198.00	200.00	2.00	0.027	16.30
B104141		200.00	202.00	2.00	0.015	9.70
B104142	Fault Zone	202.00	204.00	2.00	0.012	5.10
B104143	Stockwork, fault	204.00	206.00	2.00	0.008	11.40
B104144		206.00	208.00	2.00	0.01	15.00
B104145		208.00	210.00	2.00	0.05	36.30
B104146		210.00	212.00	2.00	0.011	12.80
104136 – 40	Center section Vein 1 Fault	190.00	200.00	10.00	0.190	63.78
104137 – 39	Including	192.00	198.00	6.00	0.299	92.97
104138 – 39	Including	194.00	198.00	4.00	0.435	122.50
104139	Including	196.00	198.00	2.00	0.651	200.00

9.30   SEGMENT 2 DOS HORNOS:

Segment 2 Dos Hornos is located about 80 m SW of the FW intercept in DDH 01 – 03. It has a strike length of 440 m. Location of drill site was dictated by the topographic relief and was difficult at the best.

Dos Hornos Segment 1
Dos Hornos Segment 2
Dos Hornos Segment 3
Ridge line
Veta Tomas
2360600N
2360500N
2360400N
0m
100m
200m
LEGEND
Dos Hornos
FW Part of Zone
Zone Outcrop
Zone Projected
Veta Tomas
Faultzones
Drill Holes
Drill & Access Roads
Creeks
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS LOCATION SKETCH
LONGITUDINAL SECTION Segment 2
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
Nov.15,2005
Updated: Nov.20,2007

Figure 19

CREAM MINERALS
NW
SE
2360700
2360600 N
2603500
2360400N
Section 5
Section 6
Section 7
Section 8
Section 9
Section 10
Section 11
Section 12
Shaft 12
N80W/75S
DDH 07 - 26
1200 m
Trench 3
DDH 07 - 28
Shaft 10
Trench 4
Shaft 9
DDH 07 - 29
DDH 07 - 30
DDH 10 - 06
DDH 15 - 06
DDH 16 - 05
DDH 11 - 03
DDH 11 - 06
DDH 07 - 27
1100 m
DDH 07 - 32
DDH 02 - 03
DDH 07 - 33
DDH 01 - 03
DDH 07 - 31
440 m
VETA DOS HORNOS
N75 E/60S
CREAM MINERALS DE MEXICO S.A. DE C.V
NUEVO MILENIO
DOS HORNOS ZONE 1, SEGMENT 2
LONGITUDINAL SECTION
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
April 20, 2007
Up date Sept 30, 2007

Figure 20

SEGMENT 1 Dos Hornos
Vein 1 – 3 FW of Fault
2360700 N
DDH 07 - 33
Arroyo Dos Hornos
DDH 07 - 32
2360600 N
DDH 15 – 06
DDH 07 - 31
DDH 10 - 06
Shaft 10
Vein 3
Trench 4
Adit 3
Veta Tomas
Trench 3
Shaft 9
Shaft 8
SEGMENT 2 Dos Hornos
Vein 1 - 2 HW of Fault
DDH 01 - 03
DDH 02 - 03
Vein 4
Vein 5
70
60
75
DDH 12 - 06
DDH 11 - 06
DDH 11 - 03
Dos Hornos
Arroyo
521500 E
521500 E
DDH 09 - 06
60
0 m
25 m
50 m
N
CREAM MINERALS
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
Surface Plan AREA
TRENCH 3 AND 4
BY: Ing. German Francisco R
F. Holcapek, P.Eng
Dec. 2007

Figure 21

SECTION 5 (see figure 18) - This is the same section as Section 5 in Segment 1 of Dos Hornos, but Segment 2 of Dos Hornos lies within the HW of the N70E60SW. Trench 3 is an old Spanish trench, which was re-opened by tractor. The veins exposed are Vein 1, 2 and 3 in a 10 m wide high-grade section similar to channel samples in Trench 1, Trench 2, x-cut adit 4, and DDH 02 – 06.

Trench 3	Description	m	Au g/t	Ag g/t
660972	Quartz fragments in kaolinized tuff	2.00	0.140	30.90
660973	Dark brown tuff silicification low	2.00	7.603	265.90
660974	Dark brown tuff silicification low, veins	2.00	10.274	466.90
660975	Dark brown tuff silicification low, veins	2.00	1.712	217.00
660976	Dark brown tuff silicification low, veins	2.00	0.546	18.40
660977	Dark brown tuff silicification low,	2.00	0.291	5.30
660978	Dark brown tuff silicification low,	2.00	0.085	3.30
660979	Dark brown tuff silicification low,	2.00	0.163	7.30
660980	Dark brown tuff silicification low,	2.00	0.296	30.90
660972-80	All sample in zone	18.00	2.35	116.21
660972-76	Vein 1 & 2 total width	10.00	4.06	199.82
660973-75	Vein 1 and 2 high grade	6.00	6.53	316.60
660980	Vein 3	2.00	0.296	30.90

DDH 11 – 03 intersected the mineralized zone at the fault. The quartz veins are crushed to sand and gougy. Wall rock is intensely altered to clay minerals with minor silica introduction.

Sample	DDH 11-03	from m	to m	Length m	Au g/t	Ag g/t
199011	Gouge, breccia with	26.00	28.00	2.00	0.11	16.60
199012	intense oxidation	28.00	30.00	2.00	0.222	68.00

Vein 4 was intersected in DDH 01, 02, 11-03 but is not known from outcrops.

Sample	DDH 01 – 03	from m	to m	Length m	Au g/t	Ag g/t
B104017	Quartz Vein 4 , Parallel	0.00	2.00	2.00	2.945	144.00
	DDH 02 – 03
B104173	Vein 4	0.00	2.00	2.00	0.845	326.50
	DDH 11 – 03
199024	Vein 4	52.00	54.00	2.00	0.0778	124.00

SECTION 6 – There is no outcrop of the mineralized section. In trench 4, old Spanish workings the main structure was mined out. Shaft 10 was sunk on what appears to be Vein 3. DDH 10 – 06,  DDH 11 – 06 and DDH 07 - 33are located on this section, both intersected a wide mineralized zone

Shaft 10 lies between Trench 3 and Trench 4 and was sunk on Vein 3 of the main Dos Hornos zone.

Sample	Shaft 10 collar	m	Au g/t	Ag g/t
199494	NE of Vein 1	1.40	1.240	310.00
199495		1.50	0.260	6.00
659504-06	Trench 4, wall rock	4.75	1.822	79.42
Including	Vein 1	3.00	2.446	83.00

SW
NE
Trench 4 HW of Fault, poor samples
Sample # m Au g/t Ag g/t
659504 – 06 4.75 1.822 79.42
including 3.00 0.446 83.00
521600 E
Arroyo Dos Hornos
CREAM MINERALS
1150 m
DDH 10 - 06
Sample # interval m Au g/t Ag g/t
296396-09 12.50 – 40.50 28.00 0.514 68.64
Including 12.50 – 28.50 16.00 0.755 86.13
Including 12.50 – 24.50 12.00 0.926 106.12
Including 16.50 – 24.50 8.00 1.224 124.93
Including 18.50 – 24.50 6.00 1.474 158.55
Including 18.50 – 22.50 4.00 1.276 216.55
Including 36.50 – 40.50 4.00 0.321 49.00
DDH 11 - 06
Sample # from to m Au g/t Ag g/t
296447-408 43.70 47.50 4.00 0.173 102.00
Including 43.70 45.70 2.00 0.315 153.00
296455 59.29 61.20 2.00 10.423 29.30
DDH 11 - 06
Sample # from to m Au g/t Ag g/t
296431-40 11.30 31.30 20.00 0.550 90.70
Including 21.30 31.30 10.00 0.095 51.02
Including 11.30 23.30 12.00 0.863 123.65
Including 11.30 21.30 10.00 1.005 130.38
Including 11.30 17.30 6.00 1.410 157.83
Including 11.30 15.30 4.00 1.982 21.25
DDH 10 - 06
DDH 10 - 06
Sample # interval m Au g/t Ag g/t
296425 70.50 – 72.50 2.00 0.345 55.00
296426 72.50 – 74.50 2.00 0.222 47.00
296427 74.50 – 76.50 2.00 0.459 51.00
296425 – 27 70.50 – 76.50 6.00 0.340 51.00
1050 m
N52W/80S
DDH 11 - 06
DDH07 – 033
Sample From To m Au g/t Ag g/t
687626 80.00 82.00 2.00 0.010 13.40
687627 82.00 84.00 2.00 0.140 34.20
687628 84.00 86.00 2.00 0.080 2.80
687629 86.00 88.00 2.00 0.330 101.00
0 m 25 m 50 m
1000 m
DDH 07 - 33
LEGEND
Quartz Veins
Quartz Stockwork
Quartz Veins projected
Faults
Breccia
Cream Minerals De Mexico S.A. De C.V.
Nuevo Milenio
Dos Hornos Segment 2
DDH 10 – 06, DDH 11- 06, DDH 07 – 33
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
March, 2007
Updated: Oct., 2007
Figure 22
SECTION 6

DDH 10 – 06 was located to intersect the whole width of zone 1. It was spotted about 30 m west of Trench 4. The hole cut mineralization from 12.50 m to 40.50 m a distance of 28 m, which is a comparable width to other wide sections.  The Diamond drill section shows several intersections of the quartz veins with  the last 2 intersection are lower grade but also within fault zone. Near the fault intersection gouge, breccia and faulting causes poor core recovery and hence lower grades.

Sample	DDH 10 -06	From	To	m	Au g/t	Ag g/t
296396	Stock work	12.50	14.50	2.00	0.438	76.00
296397	Fault , Vein 1 & 2	14.50	16.50	2.00	0.218	61.00
296398	Fault quartz veinlets	16.50	18.50	2.00	0.475	25.20
296399	Fault quartz veinlets	18.50	20.50	2.00	0.938	248.10
296400	Quartz veins	20.50	22.50	2.00	1.614	185.00
296401		22.50	24.50	2.00	1.870	41.40
296402	Fault	24.50	26.50	2.00	0.265	20.80
296403	Stockwork, fault	26.50	28.50	2.00	0.222	31.50
296404	Stockwork weak	28.50	30.50	2.00	0.055	50.00
296405		30.50	32.50	2.00	0.050	39.20
296406	fault arts veinlets	32.50	34.50	2.00	0.090	35.80
296407	Fault vein 3	34.50	36.50	2.00	0.449	50.00
296408	fault arts veinlets	36.50	38.50	2.00	0.240	46.00
296409		38.50	40.50	2.00	0.275	51.00
296396- 409	Width of Zone	12.50	40.50	28.00	0.514	68.64
296396 -03	Including	12.50	28.50	16.00	0.755	86.13
296396 - 401	Including	12.50	24.50	12.00	0.926	106.12
296399 - 401	Including	18.50	24.50	6.00	1.474	158.17

Sample	DDH 10 -06	From	To	m	Au g/t	Ag g/t
296399 - 400	Including	18.50	22.50	4.00	1.276	216.55

296417	Fault Stockwork	54.50	56.50	2.00	0.025	6.70
296418	Black oxides	56.50	58.50	2.00	0.060	18.70
296419	Stockwork	58.50	60.50	2.00	0.080	27.90
296420		60.50	62.50	2.00	0.010	2.20
296424	Fault Stockwork, oxides	68.50	70.50	2.00	0.020	5.00
296425	quartz fragments	70.50	72.50	2.00	0.345	55.00
296426		72.50	74.50	2.00	0.222	47.00
296427	qtz veins, 30% py	74.50	76.50	2.00	0.459	51.00
296428		76.50	89.50	2.00	0.020	2.60
296429		78.50	80.50	2.00	0.005	1.20

DDH 11 – 06 was drilled to the southwest to check the possibility of the mineralized zone to extend to the west of the drill pad of DDH 10 -06 and to test a quartz breccia zone exposed in a rock cut.

The drill hole intersected, as DDH 10 – 06 shows several intersections of the quartz veins – 11.30 to 31.30 m – 20 m wide, 43.70 to 47.70 m - 4m wide, and from 59.20 to 61.20m – 2 m wide.

Underground sampling will be required to establish the true grade of all sections. Near the fault intersection gouge, breccia and faulting causes poor core recovery and hence lower grades.

Sample	DDH 11 - 0 6	From	To	m	Au g/t	Ag g/t
296431	Quartz Veins 1 and 2	11.30	13.30	2.00	2.210	143.00
296432		13.30	15.30	2.00	1.754	279.50
296433	plus Stockwork fault	15.30	17.30	2.00	0.265	51.00
296434	and faulting	17.30	19.30	2.00	0.165	26.40
296435		19.30	21.30	2.00	0.630	152.00
296436		21.30	23.30	2.00	0.155	90.00
246437		23.30	25.30	2.00	0.055	33.40
296438		25.30	27.30	2.00	0.130	19.70
296439		27.30	29.30	2.00	0.105	57.00
296440		29.30	31.30	2.00	0.030	55.00
Sample	DDH 11 - 0 6	From	To	m	Au g/t	Ag g/t
296431- 40	Width of Zone	11.3	31.3	20.00	0.550	90.70
Including		21.3	31.30	10.00	0.095	51.02
Including		11.30	23.30	12.00	0.863	123.65
Including		11.30	21.30	10.00	1.005	130.38
Including		11.30	17.30	6.00	1.410	157.83
Including		11.30	15.30	4.00	1.982	211.25
296447 – 48	Vein 4	43.70	47.70	4.00	0.173	102.00
Including		43.70	45.70	2.00	0.315	153.00
296455	Vein 5	59.20	61.20	2.00	10.423	29.30
296456		61.20	63.20	2.00	0.035	8.50
296457		63.2	65.2	2.00	0.010	5.70

DDH 07 – 33 drilled to check the mineralized zone cut in DDH 10 – 06 and DDH 11 – 06 at depth. It is located approximately 25 m SE of section 6 and was drilled at a N50W at – 45. The drill hole cut the mineralized zone in a fault zone proving continuity of mineralization.

Sample	DDH 07 – 33	From	To	m	Au g/t	Ag g/t
E68624	Qtz Stockwork	76.00	78.00	2.00	0.054	0.80
E687625		78.00	80.00	2.00	<0.005	0.60
E687626	Fault, gouge, oxidized	80.00	82.00	2.00	0.01	13.40
E687627	breccia, gouge	82.00	84.00	2.00	0.135	34.20
E687628	breccia, gouge	84.00	86.00	2.00	0.083	2.80
E687629	breccia, gouge	86.00	88.00	2.00	0.332	101.00
E687630	Stockwork	88.00	90.00	2.00	<0.005	1.00
E687631	Stockwork	90.00	92.00	2.00	<0.005	1.10

SECTION 7 - DDH 07 – 32 was spotted to test the area between DDH 10 – 06 and DDH 15 – 06.

Faults, breccia and gouge zones gave low core recovery.  The core shows intense oxidation – limonite, hematite and Mn oxides

SW
NE
1200 m
1150 m
1100 m
1050 m
521600 E
Arroyo
Arroyo
Dos Hornos
DDH 07 - 32
N52W/80S
N35W/65S
N35W/65
LEGEND
Quartz Veins
Quartz Stock work
Quartz Veins projected
Faults
Breccia
0 m
25 m
50 m
CREAM MINERALS

Wghted Avge	Sample #	From	To	m	Au g/t	Ag g/t
	687601 - 15	86.00	115.50	29.50	0.536	70.43
Including	687601 - 10	86.00	105.80	19.50	0.671	82.72
Including	687608 - 10	99.80	105.80	6.00	0.990	215.27
Including	687608 - 09	99.80	103.80	4.00	1.436	288.90
Including	687601	86.00	88.00	2.00	1.856	58.00
Including	687604	92.00	94.00	2.00	0.515	54.00
Including	687608	99.80	101.80	2.00	1.982	515.80
Including	687614	111.50	113.50	2.00	0.850	78.00

CREAM MINERALS DE MEXICO S.A. DE C.V.

NUEVO MILENIO
DOS HORNOS SEGMENT 2, Section 7
DDH 07 – 32

BY: Ing. German Francisco R
F. Holcapek, P.Eng.

March, 2007
Updated: Oct., 2007

Figure 23

Sample	DDH 07 – 32	from m	to m	m	Au g/t	Ag g/t
687601	Qtz Stockwork fault, gouge	86.00	88.00	2.00	1.856	58.00
687602	breccia	88.00	90.00	2.00	0.270	14.20
687603	Abundant Qtz Veinlets	90.00	92.00	2.00	0.480	11.60
687604	Stockwork	92.00	94.00	2.00	0.515	54.90
687605	Fault	94.00	96.00	2.00	0.065	11.80
687606	Fault	96.00	98.00	2.00	0.315	7.40
687607	Fault	98.00	99.80	1.80	0.176	16.90
687608	quartz Vein	99.80	101.80	2.00	1.982	515.80
687609	quartz Vein	101.80	103.80	2.00	0.890	62.00
687610	Fault strong oxides	103.80	105.80	2.00	0.110	68.00
687611	Stockwork	105.80	107.80	2.00	0.015	13.70
687612	Stockwork	107.80	111.50	1.70	0.010	57.00
687613	Fault	109.50	113.50	2.00	0.005	34.20
687614	Fault	111.50	115.50	2.00	0.850	78.00
687615	fault gouge	113.50	117.50	2.00	0.390	42.10
687601 - 15	Weighted Average	86.00	117.50	29.50	0.536	70.19
687601 - 04	Including	86.00	94.00	8.00	0.780	34.68
687601	Including	86.00	88.00	2.00	1.856	58.00
687606 - 10	Including	96.00	105.80	9.80	0.705	136.410
687607 -09	Including	98.00	103.50	7.80	0.805	169.500
687608 - 09	Including	99.80	103.80	4.00	1.436	296.510
68614 – 15	Vein 2 including	111.50	117.50	4.00	0.620	60.05

SECTION 8 - DDH 07 – 31 and DDH 15 – 06 were drilled in this section. Topography is steep and drill sites are located within the FW site of the mineralized zone to be tested. A cliff to the west of the drill site exposes silicified rhyolite tuffs and quartz stockwork. A strong gold – silver geochemical soil anomaly was tested by the drill holes. The core shows intense limonitic oxidation of the mineralized quartz veins in both drill holes. Faulting, breccia, and gouge zones were intersected.

DDH 15 – 06	Description	from m	to m	m	Au g/t	Ag g/t
295526		82.10	84.10	2.00	0.201	10.20
295527		84.10	86.10	2.00	0.140	17.50
295528	breccia, fault, 30% recovery	86.10	87.00	0.90	0.200	6.30
295529	Gossan Qtz Vein 70% recovery	87.00	89.00	2.00	0.720	98.00
295530	Massive Qtz vein gossan	89.00	91.00	2.00	0.934	221.50
295531	60% qtz, 40% tuff, Stockwork	91.00	93.00	2.00	0.154	40.20
295532		93.00	95.00	2.00	0.054	21.50
295533	Stock work -strong oxidation	95.00	97.00	2.00	0.106	31.70
295534		97.00	99.00	2.00	0.060	17.00
295526 to 33	Weighted Average	82.10	99.00	16.90	0.291	54.49
295527 to 33	Including	84.10	99.00	14.90	0.303	60.43
295529 to 34	Including	87.00	99.00	12.00	0.338	71.65
295529 to 33	Including	87.00	97.00	10.00	0.394	82.58
295529 to 31	Including	87.00	93.00	6.00	0.603	119.9
295529 to 30	Including	87.00	91.00	4.00	0.827	159.75
295530	Including	89.00	91.00	2.00	0.934	221.5

SW
NE
1200 m
1100 m
1000 m
521600 E
DDH 15 - 06
DDH 07 - 31
Arroyo
CREAM MINERALS
DDH15-06
Sample from to m Au g/t Ag g/t
295526 – 33 82.10 97.00 14.90 0.322 59.52
295529 - 33 87.00 97.00 10.00 0.394 82.58
295529 – 31 87.00 93.00 6.00 0.603 119.90
295530 – 30 87.00 91.00 4.00 0.827 159.75
29530 89.00 91.00 2.00 0.934 221.50
Note:
Mineralized Section in both, DDH15 – 06 and DDH07 – 31 are strongly oxidized, Limonite, goethite, hematite and faulted .
Recovery problems in faulted – brecciated mineralized segments.
LEGEND
Quartz Veins
Quartz Stock work
Quartz Veins projected
Faults
Breccia
DDH07-31
Sample from to m Au g/t Ag g/t
687573 – 74 136.00 138.00 4.00 1.26 8.70
687586 – 88 162.00 168.00 6.00 0.49 74.80
687587 – 88 164.00 168.00 4.00 0.66 101.50
687588 166.00 168.00 2.00 0.47 138.00
N52W/75 to 80 S
N35W/75S
0 m
25 m
50 m
75 m
100 m
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS SEGMENT 2, Section 8
DDH 15 – 06, DDH 07 – 31
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
March, 2007
Updated: Oct.,2007

Figure 24

DDH 07 – 31	Description	from m	to m	m	Au g/t	Ag g/t
687573	veinlets of quartz sulphides	136.00	138.00	2.00	1.253	10.80
687574	pyrite veinlets, quartz veinlets	138.00	140.00	2.00	1.266	6.60
687575		140.00	142.00	2.00	0.168	0.90
	Weighted average	136.00	140.00	4.00	1.2595	8.70

687586	Quartz Vein 163.8 to 168	162.00	164.00	2.00	0.156	21.40
687587	limonite, hematite	164.00	166.00	2.00	0.851	65.00
687588	Main Quartz Vein 167.5 to 169	166.00	168.00	2.00	0.469	138.00
687586 – 88	weighted Average	162.00	168.00	6.00	0.492	74.80
687587 – 88	Including	164.00	162.00	4.00	0.660	101.50
687588	Including	166.00	168.00	2.00	0.469	138.00

687598	Siliceous Matrix	184.00	186.00	2.00	0.410	6.400

SECTION 9 - DDH 07 – 30 as a fill in hole. Topography is steep and quartz veins are indicated by quartz float along the hillside on the west side of the creek. There is only limited information available for this section. The drill hole intersected a strongly oxidized and faulted segment of the Dos Hornos zone. Assays of quartz veins and stockwork show no significant values.

S55W
N55E
521700 E
1250 m
Cordon Dos Hornos
DDH 07 - 30
Arroyo
1200 m
1200 m
LEGEND
Quartz Veins
Quartz Stockwork
Faults
Breccia
Sample from to m Au g/t Ag g/t
Summary:
295987 102.00 111.50 9.50 0.109 20.36
Including:
295987 102.00 103.50 1.50 0.390 85.00
1150 m
1150 m
0 m
25 m
50 m
Note:
Mineralized Section extremely oxidized, goethite, limonite, hematite and faulted.
Recovery problems in mineralized vein fault – breccia.
1100 m
1100 m
N52W/80 S
CREAM MINERALS
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS SEGMENT 2, Section 9
DDH 07 – 30
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
March, 2007
Updated: Oct.,2007
Figure 25

Section 10:  DDH 16 – 06 was located with in a steep creek to drill under Creston Dos Hornos. Silicified tuffs, cut by quartz stockwork, are exposed along a line of cliffs. Several shallow shafts and short adit explored the quartz - stock work zone.

S60W
Cordon Dos Hornos
521700E
N60E
CREAM MINERALS
Arroyo
DDH 16-06
1200 m
1200 m
LEGEND
Quartz Veins
Quartz Stock work
Basic Dyke
Faults
Breccia
Note:
Vein Fault shows Quartz breccia,
gouge (quartz sand and oxidation
Sample # From to m Au g/t Ag g/t
295561-63 73.50 79.20 5.70 0.604 83.98
295561-62 73.50 77.20 3.70 0.847 116.29
40% recovery, Galena, Sphalerite
295571 121.50 123.50 2.00 0.365 46.00
1150 m
0 m
25 m
50 m
1100 m
1100 m
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS SEGMENT 2, Section 10
DDH 16 – 06
BY: Ing. German Francisco R
March, 2007
F. Holcapek, P.Eng.
Updated: Oct.,2007

Figure 26

DDH 16 – 06 cut the quartz vein zone. Faulting, breccia and gouge are prominent within the core. Core recovery is variable but in general lower within the mineralized section. The drill hole was spotted within the FW zone of the mineralized structure because of rugged topography hence it is not clear if the drill hole cut the whole or only part of the mineralized zone.

DDH 16 – 06	Description	From	To	m	Au g/t	Ag g/t

295560	Qtz veins	72.40	73.50	1.10	<0.005	11.90
295561	Fault, heavy oxides	73.50	75.50	2.00	0.800	206.30
295562	Fault, heavy oxides	75.50	77.20	1.70	0.903	10.40
295563	Fault, heavy oxides	77.20	79.20	2.00	0.153	24.20
295561-63	weighted Avge	73.50	79.20	5.70	0.604	83.98
295561-62	Including	73.50	75.50	3.70	0.847	116.29

295571	Qtz vein, fault oxides	121.50	123.50	2.00	0.365	46.00

Section 11:  Both DDH 07 – 28 and DDH 07- 29 are located in this section. Access is very difficult and steep slopes dipping parallel to the inclination of the drill holes caused difficulties

DDH 07 – 28 was drill S60 W, at - 45 degrees to test the area below the silicified cap of rhyolitic tuffs. Intense faulting associated with breccia and gouge zone was encountered. No significant gold – silver mineralization was intercept, but the presence of quart fragments, quartz sand in gouge zone suggest the continuation of the mineralized zone.

1300 m
1300 m
SW
Cordon Dos Hornos
521700 E
NE
CREAM MINERALS
DDH 07 - 28
1250 m
1250 m
N25W/75 to 80 S
LEGEND
Quartz Veins
Quartz Stock work
Faults
Breccia
1200 m
1200 m
N80W70S
No Significant Values
Faulting and Gouge
Quartz zone is continuous
1150 m
1250 m
0m
25m
50m
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS SEGMENT 2, Section 11
DDH 07 - 28
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
March, 2007
Updated: Oct.,2007

Figure 27

 DDH 07–29 was drill at S30W, at - 45 degree to test the topography high of Creston Dos Hornos, which is not accessible because of topography. The drill hole was drilling at a small angle to a fault plane. It intersected two segments containing breccia fragment of quartz. It intersected the N52W/80 S fault. The geological setting suggest reverse movement i.e. HW up in respect to FW. This move is the same than the N80W/75 S fault. No significant assays were encountered.

1300 m
S30 W
521700 E
N30 E
CREAM MINERALS
DDH 07 - 29
1250 m
1250 m
LEGEND
Quartz Veins
Quartz Veins
Quartz Stock work
Faults
Breccia
N80W/70S
N52W/80 S
Note: Core is Faulted, brecciated with gouge Quartz observed as breccia fragments in core. Gouge and breccia section show heavy, black pyrite to 15%. No significant assays
1200 m
1200 m
0 m
25 m
50 m
1150 m
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS SEGMENT 2, Section 11
DDH 07 - 29
BY: Ing. German Francisco R
March, 2007
F. Holcapek, P.Eng.
Updated: Nov.,2007

Figure 28

Section 12:  This section was explored by DDH 07 – 26 and DDH 07 – 27 both located on top of Creston Dos Hornos. A N80W/70S fault passes through this area, but it was intersected by neither drill holes suggesting that that both intersected the mineralized zone within the FW of the Fault.

Shaft 12 is located at elevation 1320 m and within the HW of the N80W/70S Fault. The structural setting suggests the mineralized quartz vein sunk on is part of Veta Tomas. The shaft has an average width of 1.30 m and is 4 m deep. Walls are rhyolite tuffs kaolinized and cut by quartz veining. Leaching due to oxidation of sulphides is indicated.

Shaft 12	Description	m	Au g/t	Ag g/t
295693	Creston Dos Hornos	1.20	2.506	91.00
295694	along shaft wall	1.00	0.342	9.40
295695		1.60	7.337	40.40
295696		1.40	4.937	7.70
295697		1.50	8.777	32.00
295693 - 97	Weighted Average	1.34	5.249	36.12

CREAM MINERALS
S57W
N57E
521800 E
0 m
50 m
100 m
DDH 07 – 26
DDH 07 - 27
Rhyolite flows
Devitrified
Opals
Cave
1300 m
Shaft 12
N80W/70S
DDH 07 - 27 A
Paleo – Soil Horizon
Veta Tomas
1200 m
1200m
N35W/65S
LEGEND
Quartz Veins
Quartz Stock work
Quartz Veins projected
Faults
Breccia
1100 m
1100 m
Sulphide Veinlets
Galena, Sphalerite,
N35W/65S
521800 E
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS SEGMENT 2, SECTION 12
DDH 07 - 26, DDH 07 – 27, DDH 07 -27 A
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
March, 2007
Updated: Oct., 2007

DDH 07 – 26 Section 1 oxidation, gouge, breccia

Sample #	From	To	m	Au g/t	Ag g/t
Summary Section 1					
29868 – 74	135.50	149.50	14.00	0.438	17.03
29868 – 71	135.50	143.50	8.00	0.655	27.38
29868 - 70	135.50	139.50	4.00	0.973	36.50
29869	137.50	139.50	2.00	1.741	70.00
Summary Section 2					
295878 – 85	155.50	171.30	15.80	0.392	25.58
295881 – 84	161.50	169.30	7.80	0.643	45.45
295881 – 83	161.50	167.30	5.80	0.697	52.03
295881 - 82	161.50	165.50	4.00	0.616	73.95
295881	161.50	163.50	2.00	0.980	115.00
295883	165.50	167.30	1.80	0.878	3.40

DDH 07 – 27 Strong oxidation, Fault, gouge, breccia

Sample #	From	To	m	Au g/t	Ag g/t
Summary Section 1					
295893 - 98	180.80	192.70	11.90	0.493	19.71
295893 – 94	180.80	184.80	4.00	0.405	13.95
295896 - 98	186.80	92.70	5.90	0.710	27.69
295893	180.80	182.80	2.00	0.550	5.60
295896	186.80	188.80	2.00	1.365	12.00
Summary Section 2					
295905	255.00	257.00	2.00	0.132	62.00
295906	257.00	259.00	2.00	0.290	51.00

Figure 29

DDH 07 – 26 cut the mineralization in the FW of the N80W/70S Fault. It has 2 zones of mineralization,   which are fault segments of the same zone. The first is 14 m wide and the second 15.80 m. Assays are in the lower range but normal for oxidized –gouge - breccia drill core derived from fault zones.

DDH 07 - 26	Description	from	to	length	Au g/t	Ag ppm
295866	qtz vein 40 deg	119.30	121.40	2.10	0.060	3.50
295868	Fault –oxidized	135.50	137.50	2.00	0.205	3.00
295869	Qtz vein oxidized	137.50	139.50	2.00	1.741	70.00
295870	Vein plus Gouge	139.50	141.50	2.00	0.175	27.50
295871	Oxidized	141.50	143.50	2.00	0.497	9.00
295872	Gouge quartz	143.50	145.50	2.00	0.138	3.00
295873	Fault	145.50	147.50	2.00	0.205	3.30
295874	quartz frag	147.50	149.50	2.00	0.105	3.40
29868-74	Total section	135.50	149.50	14.00	0.438	17.03
29868-71	Including	135.50	143.50	8.00	0.655	27.38
29868-69	Including	135.50	139.50	4.00	0.973	36.50
29868-69	Including	137.50	139.50	2.00	1.741	70.00
295878	Stockwork	155.50	157.50	2.00	0.115	2.00
295879	50% Qtz, 50% tuff	157.50	159.50	2.00	0.160	5.20
295880	50% Qtz, 50% tuff	159.50	161.50	2.00	0.175	7.10
295881	Qtz vein massive	161.50	163.50	2.00	0.980	115.00

DDH 07 - 26	Description	from	to	length	Au g/t	Ag ppm
295882	Fault gouge	163.50	165.50	2.00	0.252	32.90
295883	Fault, gouge	165.50	167.30	1.80	0.878	3.40
295884	Quartz Vein Leached	167.30	169.30	2.00	0.485	26.30
295885	Quartz Vein Leached	169.30	171.30	2.00	0.140	10.50
295878-85	Total section	155.50	171.30	15.80	0.392	25.58
295881-84	Including	161.50	169.30	7.80	0.643	45.45
295881-83	Including	161.50	167.30	5.80	0.697	52.03
295881-82	Including	161.50	165.50	4.00	0.616	73.95
295881	Including	161.50	163.50	2.00	0.980	115.00
295883	Including	165.50	167.30	1.80	0.878	3.40

DDH 07 – 27 intersected the mineralized zone at an intersection with a N35W/75S fault. The zone is oxidized, brecciated and has gouge. Assays are strongly anomalous in gold and silver and are considered typical for breccia – gouge intercept. The zone is 11.90 m wide

DDH 07 - 27	Description	from m	to m	length	Au g/t	Ag ppm
295893	Silic. Tuff 5% py	180.80	182.80	2.00	0.550	5.60
295894	Fault, Intense Oxid.	182.80	184.80	2.00	0.260	22.30
295895	oxidation gouge qtz	184.80	186.80	2.00	0.030	7.70
295896	oxidation qtz	186.80	188.80	2.00	1.365	12.00
295897	oxidation fault qtz	188.80	190.80	2.00	0.365	24.10
295898	oxidation gouge qtz	190.80	192.70	1.90	0.385	48.00
295893-98	Average all samples	180.8	192.7	11.90	0.493	19.71
295893-94	Including	180.8	184.80	4.00	0.405	13.95
295896-98	Including	186.80	192.70	5.90	0.710	27.69
295893	Including	180.80	182.80	2.00	0.550	5.60
295896	Including	186.80	188.80	2.00	1.365	12.00
	Section 2
295905	qtz vein oxidized limonitic	255.00	257.00	2.00	<0.005	62.00
295906		257.00	259.00	2.00	0.290	51.00

Section 13 lies along the HW of the N80W/70 S fault, which displaces the Dos Hornos Zone to the SE.

DDH 21 – 06 stayed in the FW of the fault and cut a breccia – gouge zone. The intersected zone (Quartz fragments and quartz sand) is part of the Dos Hornos Zone in the FW of the N80W/70 S fault.

DDH 21		from m	To m	m	Au g/t	Ag ppm
295685	Fault striation, tectonic breccia, mylonite	100.50	102.50	2.00	38	5.50
295686	Fractures with pyrite, to 5 cm wide 30 to 35%	102.50	104.50	2.00	20	7.90
295687	fault, gouge , Fe ox., minor pyrite diss. 4 to 5%.	104.5	106.50	2.00	10	2.40
295690		118.8	120.80	2.00	<5	1.10
295691	Stockwork	126.60	128.60	2.00	<5	75.02
295692		128.60	130.60	2.00	10	2.70
295699	Fault Qtz Stockwork, breccia, gouge	202.00	204.00	2.00	0.190	51.00
295700	Fault Qtz Stockwork, breccia, gouge	204.00	206.00	2.00	0.119	34.20
295701	Fault Qtz Stockwork, breccia, gouge	206.00	208.00	2.00	0.055	10.00
295702	Fault Qtz Stockwork, breccia, gouge	208.00	210.00	2.00	0.109	4.90
295703	Zone of breccia, gouge	210.00	212.00	2.00	0.090	5.20
295704	reddish oxidation	212.00	214.00	2.00	0.025	3.10
295705	Core broken and washed	214.00	216.00	2.00	0.038	5.40

9.40 VETA TOMAS:

LEGEND
Dos Hornos
FW Part of Zone
Veta Tomas
Veta Gertrudis
Fault zones
Shafts
Drill Holes
Drill & Access Roads
Creeks
CREAM MINERALS
2360400 N
2360200 N
2360000 N
521800 E
522000 E
80
75
68
60
Mina San Miguel
Mina Santa Gertrudis
DOS HORNOS ZONE 1
VETA TOMAS
VETA GERTRUDIS
Mina San Miguel
Mina Santa Gertrudis
Shaft 13
Shaft 14
Rhyolite Flow Devitrified - opaline
DDH 07 - 27
DDH 07 - 26
DDH 20 - 06
DDH 21 - 06
DDH 19 - 03
DDH 18 - 06
DDH 07 - 24
DDH 07 - 23
DDH 07 - 22
DDH 19 - 06
2360200 N
2360100 N
2360000 N
2359900 N
1200 m
1100 m
N
Figure 30

CREAM MINERALS DE MEXICO S.A. DE C.V

NUEVO MILENIO
VETA TOMAS
LONGITUDINAL SECTION

BY: Ing. German Francisco R. April 20, 2007
F. Holcapek, P.Eng. Up date Nov. 28, 2007

SHAFT 12
DDH 07 - 26
DDH 07 - 27
DDH 20 - 06
DDH 21 - 06
DDH 07 - 24
DDH 07 - 23
DDH 18 - 06
DDH 22 - 06
MINA
SAN MIGUEL
DDH 19 - 03
SHAFT 13

View of Mina San Miguel
and
Creston Dos Hornos plus Diamond drill sites

Figure 31

2360200 N
2360100 N
2360000 N
2359900 N
Rhyolite Flow
Devitrified
Shaft 12
Section 13
Section 14
Section 15
Section 16
Section 17
115 m
Mina San Miguel
Shaft 13
Shaft 14
Mina
Santa Gertrudis
1200 m
DDH 20 - 06
DDH 07 – 27
95 m
DDH 19 - 03
VETA GERTRUDIS
DDH 07 - 26
DDH 07 - 24
DDH 07 - 22
DDH 19 - 06
DDH 21 - 06
DDH 18 - 06
DDH 07 - 23
1100 m
1100 m
95 m
70 m
80 m
100m
DOS HORNOS ZONE 1
370 m
VETA TOMAS
CREAM MINERALS DE MEXICO S.A. DE C.V
NUEVO MILENIO
VETA TOMAS,
LONGITUDINAL SECTION
BY: Ing. German Francisco R April 20, 2007
F. Holcapek, P.Eng. Up date Nov.20, 2007

Figure 32

SW
NE
521800 E
DDH 20 - 06
DDH 21 - 06
1300 m
1300 m
1200 m
1200 m
1100 m
N25W/75S
N80W/75S
LEGEND
Quartz Veins
Quartz Stock work
Quartz Veins projected
Faults
Breccia
0 m
25 m
50 m
CREAM MINERALS

DDH 20 - 06

Sample #	From	To	m	Au g/t	Ag g/t
Summary:					
295675 to 81	147.30	158.80	11.50	1.063	98.78
295676 to 80	148.80	158.80	10.00	1.376	130.52
295677 to 79	150.80	156.80	6.00	1.942	194.17
295678 to 79	152.80	156.80	4.00	2.521	261.25
295678	152.80	154.80	2.00	3.703	334.50

DDH 21 – 06 Brecia , gouge, fault

Sample #	From	To	m	Au g/t	Ag g/t
Summary:					
295699	202.00	204.00	2.00	0.190	51.00
295600	204.00	206.00	2.00	0.119	34.20
295701	206.00	208.00	2.00	0.055	10.00
295702	208.00	210.00	2.00	0.109	4.90
295703	210.00	212.00	2.00	0.090	5.20

CREAM MINERALS DE MEXICO S.A. DE C.V.

NUEVO MILENIO
VETA TOMAS , SECTION 13
DDH 20 – 06 , DDH 21 – 06

BY: Ing. German Francisco R
F. Holcapek, P.Eng.

March, 2007
Updated: Oct., 2007

Figure 33

Veta Tomas was identified by several scattered outcrops. The structure lies 230 m west of Dos Hornos and outcrops at Arroyo Norte, Shaft 6, and Shaft 7 - fault Segment 1. At trench 3 an isolated segment 1 of Veta Tomas was cut by DDH 02 – 03 at 82 m to 95 m. This segment was moved opposite Dos Hornos 2, HW of N70E/60S fault – Veta Tomas lies in the FW of the same fault.

Shaft 11 is located along Creston Dos Hornos in the FW of a N80W/70S fault. It is the only known exposure of fault Segment 2 of Veta Tomas.

Shaft 12, Mina San Miguel and Mina Santa Gertrudis are located in Segment 3 of Veta Tomas. It was moved 230 m SE from Shaft 11 along the trace of Dos Hornos Segment 2.

Section 13 - DDH 21 – 06 cuts the Dos Hornos zone in the FW of the fault but DDH 20 – 06 intersected Veta Tomas in the HW of the fault.

DDH 20 -06 passes through the fault from the FW into the HW intersecting Veta Tomas, which was moved SE on strike with the Dos Hornos Zone. This is the same zone explored by Mina San Miguel and Mina Santa Gertrudis.

DDH 20 – 06	Description	From	To	m	Au g/t	Ag g/t
295667	Stockwork	131.30	133.30	2.00	0.025	7.00
295668		133.30	135.30	2.00	0.235	0.80
295675	Quartz Vein Fault	147.30	148.80	1.50	0.105	6.00
295676	Quartz Vein Fault	148.80	150.80	2.00	0.820	61.00
295677	Quartz Vein	150.80	152.80	2.00	0.785	60.00
295678	Quartz Vein	152.80	154.80	2.00	3.703	334.50
295679	Quartz Vein	154.80	156.80	2.00	1.338	188.00
295680	Quartz Stockwork	156.80	158.80	2.00	0.235	9.10
295681		158.80	160.80	2.00	0.215	9.70
295675 to 81	Weighted Average	147.30	158.80	13.50	1.063	98.785
295676 to 80	Including	148.80	158.80	10.00	1.376	130.520
295676 to 79		148.80	156.80	8.00	1.662	160.875
295677 to 79	Including	150.80	156.80	6.00	1.942	194.167
295678 to 79	Including	152.80	156.80	4.00	2.521	261.250
295678	Including	152.80	154.80	2.00	3.703	334.500

Section 14 - both DDH 18 -06 and DDH19 -03 are with the section but cut the section at different angles. Mina San Miguel lies along this section. . Sampling of Mina San Miguel was hampered by a thick coat of secondary silica deposited by circulating ground water on the walls.

Both diamond drill holes cut the mineralized zone. DDH 18 – 06 was located to test Mina San Miguel at depth and to confirm result from DDH 19 – 03.

DDH 19 – 03 was located along the road just east of the adit. It hit the mineralized zone but at the time was insufficient data available to interpret the results.

Both drill holes cut the mineralized section, which is up to10 m wide, with a higher-grade core being 4 to 6 m wide

SW
NE
521800 E
CREAM MINERALS
1250 m
1250 m
1200 m
1200 m
1150 m
1150 m
1100 m
Road
Road
Road
Mina San Miguel
DDH 18 - 06
Very low recovery
LEGEND
Quartz Veins
Quartz Stock work
Faults
Breccia
0 m
25 m
50 m
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
VETA TOMAS, Section 14
DDH 18 – 06
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
May 10,2007
Updated: Oct 15,2007

Sample #	From	To	m	Au g/t	Ag g/t
FW of Fault zone,					
295596 - 98	61.10	67.10	6.00	0.479	52.60
295607 – 08	83.10	87.10	4.00	0.495	15.60
295609 – 10	8710	91.20	4.20	low recovery	
HW of Fault Zone					
295611 - 15	91.20	101.50	10.00	0.798	88.36
295611 - 14	91.20	99.20	8.00	0.959	107.20
295611 - 13	91.20	97.20	6.00	1.223	140.07
295611 - 12	91.20	95.20	4.00	1.783	203.20

Figure 34

DDH 18 – 06 was located to test Mina San Miguel at depth and to confirm result from DDH 19 – 03.

DDH 18 -06	Description	from m	to m	m	Au g/t	Ag g/t
295596	Stockwork oxidized	61.10	63.10	2.00	0.370	56.00
295597	Quartz Vein	63.10	65.10	2.00	0.676	67.00
295598	Hematitic, limoniic	65.10	67.10	2.00	0.390	34.80
295596-98		61.10	67.10	6.00	0.479	52.60
295607	Quartz Stockwork, fault	83.10	85.10	2.00	0.850	10.10
25608	breccia, gouge	85.10	87.10	2.00	0.140	21.10
25609	gouge, broken core	87.10	89.10	2.00	0.035	4.00
25610	Limonitic	89.10	91.20	2.10	0.050	9.90
295611	Quartz Vein, hematitic,	91.20	93.20	2.00	2.345	227.40
295612	inclusions of wall rock	93.20	95.20	2.00	1.220	179.00
295613	vein plus faults, small	95.20	97.20	2.00	0.105	13.80
295614	Quartz Vein	97.20	99.20	2.00	0.165	8.60
295615	Quartz Stockwork	99.20	101.20	2.00	0.156	13.00
295611 - 15	Weighted Avge	91.20	101.20	10.00	0.798	88.36
295611 -14	Including	91.20	99.20	8.00	0.959	107.20
295611 -13	Including	91.20	97.20	6.00	1.223	140.07
295611 - 12	Including	91.20	95.20	4.00	1.783	203.20

W
E
CREAM MINERALS
1300 m
1200 m
1100 m
1000 m
521900 E
MINA
SAN MIGUEL
Old road to
Mina Santa Gertrudis
Arroyo
San Miguel
DDH 19 -03
0 m
50 m
100 m
LEGEND
Quartz Veins
Quartz Stock work
Quartz Veins projected
Faults
Breccia
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
VETA TOMAS, SECTION 14
DDH 19 – 03
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
May 10,2007
Updated: Oct 15,2007

DDH 19 - 03

Sample #	from	to	m	Au g/t	Ag g/t
182569	14.00	16.00	2.00	0.877	18.20
Summary					
182579-84	34.00	46.00	12.00	0.310	74.12
Including	38.00	46.00	8.00	0.410	102.88
Including	38.00	42.00	4.00	0.500	154.50
182649	164.00	166.00	2.00	0.021	34.10

Mine Channel Samples

Sample #	m	Au g/t	Ag g/t
660493 – 98	12.40	0.075	12.58
660496 – 98	4.00	0.235	39.00
660498	1.20	0.773	130.00

Figure 35

DDH 19 – 03	Description	from m	to m	m	Au g/t	Ag g/t
182564	Stock work	4.00	6.00	2.00	0.065	20.10
182569	Stockwork	14.00	16.00	2.00	0.877	18.20
182573	Stockwork	22.00	24.00	2.00	0.093	31.80
182579	Qtz Vein brecciated	34.00	36.00	2.00	0.147	14.10
182580	cavities, porous	36.00	38.00	2.00	0.091	19.10
182581	fine Sulfides as Veinlets	38.00	40.00	2.00	0.323	127.00
182582	in Qtz	40.00	42.00	2.00	0.670	182.00
182583	Stock work	42.00	44.00	2.00	0.514	68.00
182584		44.00	46.00	2.00	0.126	34.50
182581 – 84	Weighted Average	38.00	46.00	8.00	0.468	111.18
182581 – 83	Including	38.00	44.00	6.00	0.502	125.67
182581 – 82	Including	38.00	42.00	4.00	0.497	154.50

	Mina San Miguel	M	Au g/t	Ag g/t
660493 - 98	All samples Silica coating	12.40	0.075	12.58
660496 - 98	quartz structure	4.00	0.235	39.00
660498	vein	1.20	0.773	130.00

Section 15 – Only DDH 07 – 24 is located in this section. The drill hole cut a major micro breccia zone with gouge and quartz sand. Recovery in these sections of crushing was less than 50%. Free gold was observed in micro breccia.

S60W
N60E
521900 E
1250 m
DDH 07 - 24
1250 m
Note:
Fault, gouge and breccia section have poor recovery in section average 50%
Shaft 13
1200 m
LEGEND
Quartz Veins
Quartz Stock work
Quartz Veins projected
Faults
Breccia
0 m
25 m
50 m
1100 m
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
VETA TOMAS, SECTION 15
DDH07 - 24
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
May 10,2007
Updated: Oct 15,2007

DDH 07 – 24 HW of Fault

Sample #	from	to	m	Au g/t	Ag g/t
Summary HW of Fault:					
295799 – 806	118.00	133.90	15.90	0.104	32.59
295799 - 800	118.00	122.00	4.00	0.222	92.00
295804 - 806	128.00	133.90	5.90	0.103	21.95
295800	120.00	122.00	2.00	0.390	131.00
295804	128.00	129.90	1.90	0.055	34.70
295806	131.90	133.90	2.00	0.230	30.50

DDH 07 – 24 FW of Fault

Sample #	from	to	m	Au g/t	Ag g/t
Summary FW of Fault:					
95792 - 98	104.00	118.00	14.00	0.101	62.76
295795 - 97	110.00	116.00	6.00	0.149	87.00
295796 – 97	112.00	114.00	4.00	0.190	107.00
295769	104.00	106.00	2.00	0.090	145.00
295796	112.00	114.00	2.00	0.210	154.00
295797	114.00	116.00	2.00	0.170	60.00

Figure 36

DDH 07-24	Description	from m	to m	m	Au g/t	Ag g/t
295789	Stock work	98.00	100.00	2.00	0.045	8.50
295790	Micro breccia	100.00	102.00	2.00	0.025	3.30
295791	Pyrite 2 to 15%	102.00	104.00	2.00	0.030	4.40
295792	Breccia, gouge, Qtz	104.00	106.00	2.00	0.090	145.00
295793	Fault Qtz zone 10% py	106.00	108.00	2.00	0.045	12.70
295794	Fault Qtz	108.00	110.00	2.00	0.100	16.50
295795	Fault Qtz	110.00	112.00	2.00	0.068	47.00
295796	Fault Qtz	112.00	114.00	2.00	0.210	154.00
295797	Fault Qtz	114.00	116.00	2.00	0.170	60.00
295798	Fault Qtz	116.00	118.00	2.00	0.025	4.10
295799	Fault Qtz	118.00	120.00	2.00	0.053	53.00
295800	Quartz Vein AgS	120.00	122.00	2.00	0.390	131.00
295792-800	All Samples	104.00	122.00	18.00	0.128	69.26
295795-97	Including	110.00	114.00	6.00	0.149	87.00
295796 – 97	Including	112.00	116.00	4.00	0.190	107.00
295799-800	Including	118.00	122.00	4.00	0.222	92.00
295792	Including	104.00	106.00	2.00	0.090	145.00
295796	Including	112.00	114.00	2.00	0.210	154.00
295800	Including	120.00	122.00	2.00	0.390	131.00

Section 16 – Only DDH 07 – 23 is located in this section. The drill hole cut a major high-grade quartz vein bound by fault gouge and breccia. Faulting, intersected in the drill hole, and produced repetition of vein in the FW.

S65W
N65E
521900 E
1250 m
Road
Road
DDH 07 - 23
1200 m
1150 m
1150 m
1100 m
Arroyo
Santa
Gertrudis
LEGEND
Quartz Veins
Quartz Stock work
Quartz Veins projected
Faults
Breccia
0 m
25 m
50 m
CREAM MINERALS

DDH 07 – 23					
Sample #	from	to	m	Au g/t	Ag g/t
Summary					
295758 -60	78.60	84.00	6.00	1.706	525.73
295758 -59	78.60	82.60	4.00	2.438	771.20
295759	80.60	82.60	2.00	4.350	1388.45

CREAM MINERALS DE MEXICO S.A. DE C.V.

NUEVO MILENIO
VETA TOMAS, SECTION 16
DDH07 - 23

BY: Ing. German Francisco R
F. Holcapek, P.Eng.

May 10,2007
Updated: Oct 15,2007

Figure 37

DDH 07 - 23	Description	from	to	m	Au g/t	Ag g/t
295758		78.60	80.60	2.00	0.525	154.00
295759	Quartz Vein	80.60	82.60	2.00	4.350	1388.40
295760	Fault zone gouge	82.60	84.60	2.00	0.242	34.80
295758 – 60	average all sample	78.60	84.60	6.00	1.706	525.73
295758 – 59	Including	78.60	82.60	4.00	2.438	771.20
295759	Including	80.60	82.60	2.00	4.350	1388.40

295765	Qtz Vein	117.50	119.50	2.00	0.02	2.40
295766		119.50	121.50	2.00	<0.005	2.10
295767		121.50	123.50	2.00	<0.005	1.10
295768	Fault	123.50	125.50	2.00	<0.005	0.90
295769		125.50	127.50	2.00	0.01	2.90

Section 17 lies near the next N80W/70S fault. DDH 22- 06   cuts multiple sets of faults dipping at 50 degree to the core axis. The quartz veins and stockwork cut by these fault are brecciated, gougy and fragmented resulting in poor core recovery.

Assaying returned no significant values because of core losses and washing of core, but the structure continues to the FW of the fault.

S60 W
N60E
522200 E
Road
DDH 22 - 06
1250 m
Shaft 15
Arroyo
Santa Gertrudis
1200 m
SULPHIDES
1150 m
N80W/60S
N30W/75S
N30W/75S
LEGEND
Quartz Veins
Quartz Stock work
Quartz Veins projected
Faults
Breccia
0 m
25 m
50 m
CREAM MINERALS
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
VETA TOMAS DDH 22 - 06 , Section 17
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
May 10, 2007
Updated: Oct. 15, 2007

Description	Sample #	from (m)	to (m)	length (m)	Au g/t	Ag g/t
Stock work, gouge	295717	87.40	88.50	1.10	0.205	4.30
Fault Zone , breccia						
Stock work	295618	91.00	93.00	2.00	0.042	2.30
	295719	93.00	95.00	2.00	0.005	0.80
Micro breccia	295720	95.00	97.00	2.00	0.030	6.20
Qtz Vein	295721	97.00	99.00	2.00	0.055	7.70
Micro breccia	295722	99.00	101.00	2.00	0.115	6.60
	295723	101.00	103.00	2.00	0.045	3.70

Figure 38

DDH 07 – 22		from	to	m	Au g/t	Ag g/t
295717	Stock work, gouge, breccia	87.40	88.50	1.10	0.205	4.3
295618	Stockwork	91.00	93.00	2.00	0.42	2.3
295719		93.00	95.00	2.00	<0.05	0.8
295720	Micro breccia	95.00	97.00	2.00	0.030	6.2
295721	Qtz Vein, Micro breccia	97.00	99.00	2.00	0.055	7.7
295722	Stockwork	99.00	101.00	2.00	0.115	6.6
295723	Micro Breccia	101.00	103.00	2.00	0.045	3.7

Mina Santa Gertrudis, located between DDH 22 – 06 to the NW and DDH 19 – 06 to the SE, is exposed in a deep Creek cut. A N80S/70S fault passes through this area. The high-grade assays and characteristic of the mineralized structure suggest that the mine is located in the FW of the Fault (erosional window) and is part of Veta Tomas.

A large open cut, shafts, and sorted ore piles gives evidence of limited past production. Intense silica flooding, brecciation and sulphides forms the footwall of a NW trending weakly argillic – silicified zone of lithic tuffs. Several stages of brecciation are indicated. The sample below is a chip sample from the workings.

Open cut	Mina Santa Gertrudis	m	Au g/t	Ag g/t
343106	Quartz breccia, silicified Tuffs , Sulphides	4.00	1.54	700.00

9.50 VETA SANTA GERTRUDIS:

Between DDH 22 – 06 and DDH 19 – 06 another of the N80W/ 70S faults cuts Veta Tomas displacing the vein zone to the SE. The vein structure was tested by DDH 19 - 06, DDH 07 – 25 old shafts and trenches. It was named Veta Santa Gertrudis. The Vein was encountered to the west of Mina San Miguel near the road and tested by DDH 17 – 06. No significant assays were encountered.

The zone was traced SE of DDH 07- 25 for an additional 300 m. The trace of the vein structure is marked by old trenches, shafts, and possibly caved adits. There is insufficient geological and sample data to allow evaluation of this structure. In 2006, Ing German Francisco followed the trace of the structure SE. Approximately 750 m from Mina San Miguel he encountered a quartz outcrop striking under rhyolite flows. Chip samples gave gold and silver assays.

Sample #	Description	m	Au g/t	Ag g/t
182144	outcrop edge of rhyolite flows 750 m S of Mina San Miguel	0.80	0.62	98.00

10.00 EXPLORATION:

Exploration conducted during the period of from 2000 to 2005 was summarized in the following NI 41-1001 compliant reports:

➢

“Geological Report on the Nuevo Milenio Gold – Silver Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico, Latitude: 21o21’35” North, Longitude: 104o46’53”West, prepared for Cream Minerals Ltd. by Henry M. Meixner dated September 28, 2003”

➢

“Geological Report on the Dos Hornos And Once Bocas Gold Silver Structure, Nuevo Milenio Project, Municipality Of Xalisco  Tepic Area, Nayarit State, Mexico Latitude: 21021’ 35” North,  Longitude: 104046’ 53” West prepared for Cream Minerals De Mexico S.A. De C.V. by F. Holcapek P.Eng., dated February 16,2006”

In 2006, detailed investigation of Cerro Chacuaco was completed. The Result of this work is summarized in a NI 43 – 101 compliant reports, which were submitted on January 30, 2007:

➢

“Geological Report on the Cerro Chacuaco – Arroyo Chacuaco silicified – Quartz Stockwork Zone Nuevo Milenio Project Municipality Of Xalisco  Tepic Area, Nayarit State, Mexico Latitude: 21021’ 35” North,  Longitude: 104046’ 53” West prepared for Cream Minerals De Mexico S.A. De C.V. by F. Holcapek P.Eng., dated January 30, 2007”

During 2006, detailed geological mapping, prospecting, hand trenching and opening of shafts on Dos Hornos and Once Bocas let to a better understanding of the structural configuration of the mineralized zones.

In June 2006, road construction was initiated of drill pads, camp facilities including setting up of diamond drill saws for core cutting, electric generators and core logging facilities. At that time, the core storage area was extended. In June 2006, a 2000 m diamond drill contract was signed. The contract was extended twice.

Drilling started in October 31, 2006 and lasted until September 2007. A total of 6,964.4 m in 35 holes were completed. All drilling was concentrated along the Dos Hornos - Veta Tomas Zone. In December 2007, new storage facilities for core boxes were rented and all cores were moved to the new site

11.00 DIAMOND DRILLING:

The 2006 – 07 diamond-drilling program was started October 31, 2006 and lasted until August 2007. All drilling was concentrated along the Dos Hornos Zone. The results are discussed in Section 9.00 under Mineralization.

DDH #	Bearing	Inclination	Northing	Easting	Elev.	m drilled
DDH 1 - 06	N60E	-45	2360918	521449	1070.00	174.00
DDH 2 - 06	N60E	-45	2360828	521514	1102.00	143.00
DDH 3 - 06	N60E	-45	2360770	521526	1108.00	289.00
DDH 4 - 06	N60E	-45	2360844	521344	1081.00	299.50
DDH 5 - 06	N55E	-50	2360982	521383	1068.00	133.00
DDH 6 - 06	N55E	-45	2361076	521335	1070.00	166.00
DDH 7 - 06	N55E	-46	2361095	521368	1073.00	162.00
DDH 8 - 06	S50W	-47.5	2361200	521417	1057.00	180.00
DDH 9 - 06	N38E	-46	2360693	521502	1124.00	296.00
DDH 10 - 06	N45E	-46	2360610	521554	1153.00	104.50
DDH 11 -06	S45W	-45	2360635	521578	1153.00	165.00
DDH 12 - 06	S38W	-47	2360861	521647	1130.00	139.00
DDH 13 -06	N55E	-45	2361072	521469	1078.00	172.50
DDH 14 – 06	N58E	-45	2360859	521469	1096.00	161.00
DDH 15 – 06	S45W	-45	2360596	521649	1194.00	221.00
DDH 16 – 06	S45W	-45	2360513	521711	1211.00	148.50
DDH 17 – 06	S60W	-45	2360216	521557	1167.00	186.00
DDH 18 – 06	S45W	-45	2360229	521906	1247.00	148.50
DDH 19 - 06	S89W	-45	2360188	521876	1237.00	176.00
DDH 20 – 06	S60W	-45	2360336	521881	1307.00	187.50
DDH 21 – 06	S60W	-55	2360340	521918	1304.00	255.00
DDH 22 - 06	S60W	-50	2360026	521998	1263.00	160.50
DDH 07 -23	S65W	-50	2360081	521953	1244.00	168.00
DDH 07 - 24	S60W	-50	2360169	521959	1244.00	193.50
DDH 07 - 25	S60W	-50	2359850	522061	1303.00	166.50
DDH 07 - 26	S60W	-50	2360381	521825	1345.00	198.00
DDH 07 - 27 A	S60W	-55	2360420	521884	1340.00	34.90
DDH 07 - 27	S58W	-60	2360414	521875	1341.00	318.00
DDH 07 - 28	S60W	-45	2360460	521734	1265.00	177.00
DDH 07 - 29	S30W	-45	2360460	521734	1265.00	186.00
DDH07 - 30	S30W	-46	2360560	521694	1222.00	205.00
DDH 07 - 31	S55W	-55	2360616	521685	1197.00	264.00
DDH 07 - 32	S55W	-45	230634	521638	1178.00	168.00
DDH 07 - 33	S50W	-45	2360681	521642	1152.00	239.00
DDH 07 -34	S55W	-49	2360957	521681	1096.00	273.00
DDH 07 -35	N65E	-45	2361288	521474	1054.00	316.50
35 Drill Holes	Total	meters	Drilled			6965..40

Adit 1
DDH 17-03
Arroyo Guadalupana
521800 E
522000 E
DOS HORNOS SEGMENT 1
Shaft 1
DDH 05-06
X-cut Adit 4
Trench 1
Shaft 3
DDH 18-03
Shaft 4
DDH 07-34
DDH 04-05
DDH 01-06
DDH 14-06
Trench 2
Shaft 5
DDH 12-06
DDH 02-06
Shaft 6
Shaft 7
DDH 03-06
2360800N
Veta Lupe?
DDH 01-03
DDH 02-03
Shaft 8
DDH 09-06
Shaft 9
Adit 3
Shaft 10
DDH 07-33
DDH 11-03
Trench 3
Trench 4
DDH 07-32
DDH 10-06
DDH 11-06
VETA TOMAS
DOS HORNOS SEGMENT 2
2360600N
DDH 07-30
DDH 16-06
DDH 07-28
DDH 07-29
Veta Lupe ?
Shaft 11
DDH 07-27
DDH 07-7 A
2360400N
DDH 07-26
Shaft 12
DDH 20-06
DDH 21-06
VETA TOMAS
VETA GERTRUDIS
DDH 18-06
DOS HORNOS SEGMENT 3
2360200N
DDH 17-06
Mina San Miguel
DDH 19-03
DDH 07-24
DDH 07-23
DDH 22-06
2360000N
Arroyo San Miguel
Mina Santa Gertrudis
DDH 19-06
520000 E
LEGEND
Dos Hornos
Veta Tomas
Veta Gertrudis
Veta Lupe?
Veta projected
Faults
Shaft
Trench, Adit
Drill Hole
Road
Creek
0 m
100 m
200 m
CREAM MINERALS

CREAM MINERALS DE MEXICO S.A. DE C.V.

Diamond Drill Plan 2003, 2006 – 2007

Interpretation and Projection

Dos Hornos, Veta Tomas, Veta Gertrudis, Veta Lupe

Ing. G. Francisco R — Oct .2007

F. Holcapek, P.Eng. — Updated: Jan. 25, 2008

Figure 39

All drill sites were located along a 1,500 m section of the Dos Hornos Zone.  When diamond drilling at the site was completed, the site was cleaned up, and all garbage, waste oil etc. removed.  The drill hole was marked with a concrete pad and the drill number was marked on the pad.

The drill core was put into core boxes at the drill site.  Each core box was marked according to the drill number and depth of hole.  Care was taken to preserve the original core sequence and that footage marked corresponded to the actual depth.  Individual runs were marked by wooden blocks with the length of the distance.  When the box was full it was closed and hauled to the camp.

In Camp the core was positioned on the table, measured, and marked for sampling.  Afterwards the core was cut with a diamond saw and half of the cut core was put into a plastic bag tagged and closed.  For shipment 4 to 5 samples bags, depending on size, were put into a large bags (costales), which were marked with the sample numbers of the bags contained and the number of the drill hole. The other half was returned into the core box; it was logged by Ing German Francisco R., assisted by the writer, and transported to the core shack for storage.

All core boxes from the  2003 and 2006 – 2007 diamond drilling were hauled to a new storage facility in Xalisco in November 2007.  Before they were moved, core boxes were examined, and, if required, repaired (bottoms and tops), the front of the boxes repainted and identifying numbers were freshened, the metal number tags checked for readability, and if lost replaced.

The sample bags were kept in the Tepic office of Cream Minerals De Mexico SA De CV.  Whenever sufficient samples had accumulated (1 tonne) The Inspectorate preparation lab in Durango was called to pick up the samples for transport to their preparation Lab in Durango.

12.00 SAMPLING METHOD AND APPROACH

Sampling was supervised by Ing German Francisco Romeo and/or the writer.  Sampling was executed by trained personnel during the various phases of work.  Every samples surface on outcrops or in old underground workings was first cleaned, by washing, scrapping or chipping to clean a strip 25 cm wide.

Chip samples of 3 to 5 kg were taken over 5 m x 5 m areas where outcrop exposures allowed or where sub-outcrop exposures were deemed as being representative of the underlying lithology.  For channel samples rock surfaces were cleaned, a channel 5.00 cm by 2.50 cm was cut.  All sample points were located by GPS on surface or by chain and compass underground.

All these features were plotted on maps to make relocation of sample sites easy, even in areas of heavy growth.  The sample number with the corresponding sample width and the assay values for gold and silver are plotted for each sample location

13.00 SAMPLE PREPARATION, ANALYSES, and SECURITY

Rock and soil samples were analyzed by BSI Inspectorate Precious Metals Lab located in Sparks, Nevada.  Inspectorate is an ISO 9002 certified precious metals laboratory that maintains a preparation facility in Durango, Mexico.  All samples from the Nuevo Milenio project were crushed and pulverized in Durango then sent for analysis to Sparks, Nevada.

A broad outline of sample preparation and analytical procedure for rocks and soils is given by Inspectorate Laboratories as follows.  Samples are first dried then crushed to – 10 mesh in two stages utilizing a jaw crusher and a roll mill.  A 300-gram split is separated by Jones splitter and then one portion is reduced to –150 mesh.

 A weighted portion of the sample is digested with 3.0 ml of 2:1 nitric acid and de-ionized water and allowed to stand and then placed into a hot water bath for 30 minutes.  Three ml of concentrated hydrochloric acid is then added and the sample is mixed and placed into a hot water bath for 90 minutes.  Four milliliters of 3N hydrochloric acid is added along with 0.1% tartaric acid.  The sample is mixed and allowed to settle.  The sample is then analyzed by inductively coupled plasma-atomic spectrometry.

A minimum 15% of all analyses are repeated, and for every 20 samples run, a standard, or blank is analyzed.  For gold determinations 9 certified gold standards, purchased from Rocklabs and CDN Resources, are used to monitor quality control for fire assay gold analyses that are then finished by gravimetric and atomic absorption methods.

Gold standards, ranging from 0.651 g/t Au to 20.77 g/t Au, are utilized in addition to an internal gold standard of about 1 g/t Au.

During periods of fieldwork samples of rock and soil collected on the property were transported from the field inside a locked box mounted on the back of a pickup truck and driven to Durango.

 Samples were prepared in Durango by Inspectorate Laboratories and dried, crushed, pulverized and split at their facility.  The prepared sample pulps were then sent to Inspectorate’s main laboratory in Sparks, Nevada for analysis.

14.00 DATA VERIFICATION

Cream Minerals de Mexico S.A. de C.V. D conducted exploration on the Nuevo Milenio Prospect from 2000 to 2007.  Work was executed by Ing Alberto Marcus Ruiz and Ing German Francisco Romeo, under the supervision of the writer.  During this period the writer was actively involved in mapping sampling and evaluating the potential of the Nuevo Milenio.

Andy Carstensen P.Geo conducted a property visit in 2002 at the request of Cream Minerals Ltd.

Hank Meixner P.Geo based his NI 43 – 101 compliant reports, dated September 28, 2003 on the Nuevo Milenio Gold – Silver Project on a 6 day field visit.  All information contained in a number of exploration reports prepared by the writer for Cream Minerals De Mexico S.A. De C.V. was made available.

Linda Dandy P. Geo accompanied Frank Lang P.Eng., in January 2007 to give an independent opinion on the execution and progress of the diamond drill program.

Dr. A. D. Drummond, Consultant to Cream Minerals Ltd, was consulted on regular bases.

All data used in this report was generated by Ing Francisco German and the writer for Cream Minerals De Mexico S.A. De C.V.

15.00 ADJACENT PROPERTIES

None of the adjacent properties are presently being explored.  Indeed, the Nuevo Milenio area has not been explored for perhaps the last 70 years or so.  The old workings on the claims and throughout the area are thought to date from prior of the 1920’s and some workings date back to Colonial times, pre Spanish war of 1810 to 1825 or still earlier.  The showings and old workings at Mina Zapote, Mina Tepeguaje, Mina Bagre, Minas Joya, San Francisco, and La Suerte, which occur on the claims of others, were investigated as part of the overall exploration activities on the property.  They were not actively explored however.

The previous section entitled History describes what is known of mining activities in the general area of the present Nuevo Milenio property.  This information is not readily available and is derived from fragmentary information of archived historic records in Mexico City and from the local knowledge of others.

The high silver grades of Mina Espiritu Santo (1560) and at Mina Miravalle (1620) which are Epithermal deposits located in the Compostela Mining district, Nayarit, south of the Nuevo Milenio property, are mentioned as general examples only.  The grades attributed to these mines are not indicative of those that may occur on the Nuevo Milenio property.

Opal mines are operated on an intermittent basis.  Mina Guadalupana and Mina Esmeralda are active. Mina Esmeralda consists of a 60 m long open cut being worked by D-7 bulldozer.  Mina Guadalupana consists of large underground stopes and open cuts extending for 700 m along the mountain site. Opal is being recovered from devitrified banded rhyolitic flows.  Opal distribution is erratic and no grade can be assign to the mines.  Opal recovered is destined for the Japanese market, depending on the quality.  In general, from Mina Guadalupana, fire - opal (red colour, no impurities, and no fractures) raw stones with dimension of several cm are sold for US$ 5,000.00.

In 2007 two independent parties of geologist visited the La Suerte denouncement and following the reduction of Lote Nuevo Milenio 1 Fr in 2005, the area was re-denounced in 2006 by independent parties.  No work was contacted on the new denouncement.

16.00 MINERAL PROCESSING AND METALLURGICAL TESTING

No mineral processing or metallurgical testing has been carried out.

17.00 INFERRED MINERAL RESOURCE ESTIMATES

The objective of locating areas containing Inferred Mineral Resources is to identify the area with the best exploration potential and to concentrate future work on these areas.

 The Inferred Mineral Resource calculations are based on surface, underground and diamond drill data obtained from the Dos Hornos Structure – Veta Tomas.  Plans, sections, longitudinal sections, and assays are all included under SECTION 8.00 MINERALIZATION of this report.

Assays used for grade calculations are attached as Appendix I, Appendix II, and Appendix III.

The Dos Hornos area had sufficient work done to allow calculation of an Inferred Mineral Resource in accordance with the definition published and adopted by the CIM Council on December 11, 2005:

"An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits workings and drill holes."

Uncertainties inherent in the definition are clarified by the CIM definition standard as follows

"Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies."

After the 2003 – 2004 diamond drill program  and the 2005 re-evaluation program  a report, compliant with NI43 – 101 requirements was submitted giving an inferred mineral resources for both Dos Hornos and Once Bocas. (“Geological Report on the Dos Hornos And Once Bocas Gold Silver Structure, Nuevo Milenio Project, Municipality Of Xalisco  Tepic Area, Nayarit State, Mexico Latitude: 21021’ 35” North,  Longitude: 104046’ 53” West prepared for Cream Minerals De Mexico S.A. De C.V. by F. Holcapek P.Eng., dated February 16,2006”).

Based on the recommendations in the above reports the 2006 – 2007 Diamond drill program was executed on the Dos Hornos zone.

The Inferred Mineral Resources for Dos Hornos were calculated by the writer. He is a Director of Cream Minerals Ltd., and Director General of Cream Minerals de Mexico S.A. de C.V. He has supervised, directed, and executed all exploration on the Nuevo Milenio project from 2000 to present.

17.10 OBSERVATION AND ASSUMPTION to CALCULATED INFERRED RESOURCES

The Inferred Mineral Resource is located within the Dos Hornos zone. Geological mapping has traced the Dos Hornos Zone for a strike length of about 3 km with an indicated width of the zone being 150 m including parallel veins. Topographic relief along strike of Dos Hornos zone is up to 300 m vertically.

1.

Geochemistry, conducted over a 1 km segment of the 3 km strike length, produced a strong gold – silver anomaly defining the trend of the structure. Detailed surface working of trenching, cleaning, sampling of shafts, opening and sampling of adits and sublevels, followed by diamond drilling was concentrated on the northern and central part of the Dos Hornos Structure (Dos Hornos Segment 1 and Dos Hornos Segment 2).

2.

The underground workings are located within the footwall zone of the structure. Depending on the width of the workings, sample width varies from 0.86 m to 10.70 m.

3.

Tractor trench1 to 4 exposes a mineralized width of 10 m to 18 m. Channel sampling of x-cut adit 4 confirmed a mineralized width of 10.70 m, including 4 m of mineralized wall rock.

4.

Comparison of assay between channel samples, surface trenches and diamond drill core taken from the quartz vein – quartz stockwork – silica flooded zone shows t  that the gold – silver tenor of diamond drill core is directly depending on % core recovery and the intensity of brecciation, presence of gouge,  intensity of oxidation and multiple stages of quartz introduction.

Weighted Average	# of Samples	width	Au g/t	Ag g/t
Channel Sample only Trench 1, x-cut adit 4	2	7.50	2.091	182.30
DDH core samples DDH 01 – 6, DDH 17 – 03	2	7.00	0.250	82.42
DDH core and Channel samples	4	7.28	1.383	143.88

Channel samples average width	23	4.20	1.865	187.97
DDH samples only average width	4	4.00	0.416	115.9
DDH core and Channel samples average width	27	5.00	1.429	160.74

5.

 Diamond drill core identified 4 individual higher- grade section from 2.5m to 8 m wide within a width of up to 24 m of mineralization. These zones are named Vein 1 to Vein 4. The individual veins are bifurcating along strike causing vein 1 and vein 2 to merge for short distance and split. The haltered rhyolite tuff between the 2 veins shows sufficient mineralization to produce a wide zone of possibly economic gold – silver concentrations

6.

X-sections plotted from diamond drill logs show that the zone is cut by sub parallel faults. These faults will duplicate the mineralized section by dropping the hanging wall segment of the zone .The net effect of the duplication is to position multiple mineralized segments along the same level. These zones are referred to as Part 1, Part 2, and Part 3 increasing the down dip dimensions.

7.

On the Dos Hornos - Veta Tomas structures 35-diamond drill holes were completed during 2006 – 2007 and an addition 6 diamond drill holes in 2003 – 2004. Core recovery was 20% to 80% in the mineralized sections. To calculate the inferred Mineral Resources 17 diamond drill x-sections based on 38 diamond drill holes and all surface and underground workings, were used.

The following assumptions were made:

1.

Surface trenches less than 1 m deep are considered to be within the weathering zone and show leaching of silver.

2.

Faulting, brecciation and gouge produced low core recovery. It is assumed that the average calculated grade for sections is continuous.

3.

Diamond drill x-sections, showing faulted mineralized segments, are considered proof for continuity of the structure. The grade may be low due to core losses and washing.

4.

The main difficulty encountered lies in sections with diamond drill holes only, were lost core, breccia and gouge does not give assay result representative of the mineralization. For purpose of keeping continuity based on geological consideration intersects showing grades above normal background are used for resource calculation, thereby lowering the average grade.

5.

Diamond drill x-sections showing faulting sub-parallel to the mineralized structures offsetting the mineralization in the vertical plane are considered proof of duplication of the mineralized structure. These faults observed in different diamond drill holes are considered the norm at Dos Hornos – Veta Tomas structures. They produce repetition of several mineralized segments along the same level. The calculated average grade for x-section was applied to these duplicated segments of the mineralized structure.

17.20 PARAMETERS USED TO CALCULATE INFERED MINERAL RESOURCES

Inferred Resource estimates are based on individual x-sections and longitudinal section using, if possible, the duplication of the down dip part of the mineralized zone. The volume between x- sections is defined as a block of mineralization. The dimension and grade, for each block, is established as follows:

1.

The down dip dimension (VD) of the mineralized zone is measured on drill section and if duplication is present, each segment is measured and referred to as Part 1 between surfaces and Fault 1, Part 2 between fault 1 and fault 2 and Part 3 from fault 2 to the 900 m level. I insufficient data is available, a vertical distance of 200 m is used or as dictated by the longitudinal.

2.

Horizontal distance (HD) is measured between diamond drill x-sections as shown on the longitudinal section.

3.

The width of the mineralized zone is based on core and channel samples available for each section. Since the average width of the old Spanish workings is from 0.80 m to a maximum of 1.50 m but channel samples in trenches, along x-cut adit 4 and in diamond drill holes may be as wide as 6.00 to 18 m.

4.

To obtain the average width for each block the average Volume as defined by the 2 sections is divided by the average Area defined by the 2 sections.

5.

To calculate the mass (tonnes) a specific gravity of 2.65 g/cm3 was used – which is the maximum for pure quartz, the main gangue mineral.

6.

To convert grams/ tonnes (g/t) to ounces/tonnes oz/t) 31.103 g/oz is used.

Then:

Distance between Sections = HD (m),

 Vertical distance down dip of vein = VD (m)

 Average Width of vein = sum of the width (m) of all samples

                                        Number of samples

Section 1:    Area (m2) = HD (m) x VD 1 (m),

2

Section 2:    Area (m2) = HD (m)/2 x VD 2 (m),

2

Section 1:    Volume (m3) = Area 1 (m2) x Width 1 (m)

Section 2:    Volume (m3) = Area 2 (m2) x Width 2 (m)

                   Section 1:    Mass 1 (t) = Volume (m3) x Specific Gravity (t/m3)

                   Section 1:    Mass 2 (t) = Volume (m3) x Specific Gravity (t/m3)

Average Grade for each Section:

                    Av. Grade = Sum of all (grades (g/t) x width (m)

                                 Sum of width (m)

Content of ounce gold and silver:

           Mass (tonnes) x (Au g/t)/ (g/oz)
           Mass (tonnes) x (Ag g/t)/ (g/oz)

Average width of vein in Block:

                 (Volume Sect 1 (m3) + Volume Sect 2 (m3)

              Area Sect 1 (m2) +Area Sect 2 (m2)

 Weighted Average Grade of Block:

                          Ounces/ tonne (oz/t) = Ounces in total Mass 1 (t) + Ounces in total Mass 2 (t)

                                   Total Mass (t)

	HD m	VD m	Area m2	Width m	Volume m3	Tonnes (t)	Au oz/t	Ag oz/t	Au oz	Ag oz
Sect 1	HD	VD 1	HD*VD1/2	m1	Area * m1	V1*2.65	Av. Au 1	Av Ag 1	Av Au 1 * t1	Av Ag 1 * t1
Sect 2	HD	VD 2	HD*VD2/2	m2	Area* m2	V2*2.65	Av. Au 2	Av Ag 2	Av Au 2 * t2	Av Ag 2 * t2
			Total Area	Total Volume Total Area	Total Volume	Total tonnes	Au oz total Total t	Ag oz total Total t	Total Au oz	Total Ag oz

17.30 Inferred Mineral Resource:

Dos Hornos Segment 1 - Summary Vein 1, Vein 2, Vein 3

Strike N35 W
Strike N20 W
Strike N
2361000 N
2360900 N
2360800 N
2360700 N
1200 m
NW
SE
CREAM MINERALS
0 m
25 m
75 m
100 m
Arroyo Dos Hornos
Road
Shaft 1
Trench 1
Shaft 2
Adit 2
Shaft 3
Shaft 4
Trench 2
Shaft 5
Level 1
Level 2
Level 3
1100 m
1100m
88 m
80 m
Adit 1
X – cut Adit 4
DDH 18 - 03
DDH 17 - 03
DDH 12 - 06
BLOCK 1
60 m
76m
52m
DDH 02 - 06
DDH 14 - 06
DDH 01 - 06
DDH 01 - 03
1000 m
1000m
Block 4
BLOCK 3
BLOCK 2
Block 5
Section 1
Section 2
Section 3
Section 4
Section 5
N80W/75S
N70 E/60S
N75E 60S
N80 W/75S
N75E/60S
DDH 07 - 34
DDH 09 - 06
DDH 04 - 06
DDH 03 - 06
Block 6
100.00 m
900 m
CREAM MINERALS DE MEXICO S.A. DE C.V
NUEVO MILENIO
DOS HORNOS ZONE 1, SEGMENT 1
LONGITUDINAL SECTION
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
April 20, 2007
Up date Nov. 10, 2007

Figure 40

Vein 1	m	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Block 1	3.57	59,317.34	1.45	175.99	2,767.24	335,635.08
Block 2	3.07	326,859.64	1.51	148.37	15,828.54	1,559,171.05
Block 3	3.22	210,893.63	1.18	114.47	7,969.25	776,179.70
Block 4	3.22	177,357.88	0.65	121.98	3,695.69	695,535.88
Block 5	2.00	96,528.90	0.21	95.25	652.84	295,620.94
Block 1 to 5	2.58	870,957.39	1.10	130.78	30,913.56	3,662,142.65
Vein 2	m	Tonnes	Au gt	Ag g/t	Au oz	Ag oz
Block 1	3.33	110,659.23	1.93	160.43	6,866.61	570,782.89
Block 2	2.87	239,355.37	1.35	149.68	10,389.70	1,151,898.55
Block 3	2.61	171,421.88	1.47	138.93	8,118.38	765,727.30
Block 4	2.33	203,036.38	1.86	154.17	12,170.23	1,006,409.33
Block 5	2.00	96,528.90	0.85	182.10	2,628.16	565,147.03
Block 6	2.00	84,932.50	0.65	200.00	1,777.68	546,137.03
Block 1 to 6	2.55	905,934.26	1.44	158.14	41,950.76	4,606,102.13
Vein 3	m	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Block 3	3.22	107,325.00	3.996	83.26	13,788.72	287,291.93
Block 4	2.00	152,057.00	3.557	86.06	17,389.54	420,736.47
Block 5	2.00	96,528.90	0.174	61.99	540.01	192,379.26
Block 3 to 5	2.00	355,910.90	2.772	78.69	31,718.27	900,407.66

Dos Hornos Zone 1 is displaced in this section. The N70E fault first displaced the zone to the SW and the N80W75 SW Fault moved the zone back to the SE.

Dos Hornos Zone 1 is displaced in this section. The N70E fault first displaced the zone to the SW and the N80W75 SW Fault moved the zone back to the SE.

Dos Hornos Segment 2 - Summary Vein 1, Vein 2, Vein 3, Vein 4

CREAM MINERALS
NW
SE
2360700N
2360600 N
2603500N
2360400N
Shaft 12
Section 5
Section 6
Section 7
Section 8
Section 9
Section 10
Section 11
Section 12
N80W/75S
1200 m
Trench 3
Shaft 10
Trench 4
Shaft 9
55.00 m
50.00 m
77.50 m
DDH 07 - 26
DDH 07 - 28
DDH 07 - 29
DDH 07 - 30
DDH 15 - 06
DDH 10 - 06
DDH 16 - 05
Block 1
DDH 11 - 03
1100 m
DDH 02 - 03
DDH 11 - 06
DDH 07 - 32
Block 4
DDH 07 - 27
137.00 m
110.00 m
Block 5
DDH 07 - 33
DDH 07 - 31
DDH 01 - 03
Block 2
Block 3
N75 E/60S
CREAM MINERALS DE MEXICO S.A. DE C.V
NUEVO MILENIO
DOS HORNOS ZONE 1, SEGMENT 2
LONGITUDINAL SECTION
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
April 20, 2007
Up date Sept 30, 2007
VETA DOS HORNOS SEGMENT 2

Figure 41

Vein 1	m	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Block 1	3.33	55,064.88	1.431	136.56	2,533.45	241,766.39
Block 2	3.41	89,432.20	1.114	239.77	3,202.14	689,437.88
Block3	4.00	106,000.00	1.069	234.33	3,643.19	798,586.95
Block 4	3.85	224,455.00	0.772	149.26	5,568.80	1,077,108.57
Block 5	5.00	347,415.00	0.885	54.00	9,890.47	603,148.09
Total	4.10	822,367.08	0.939	128.97	24,838.05	3,410,047.88
Vein 2	m	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Block 1	4.00	66,144.00	3.928	252.09	8,353.33	536,097.51
Block 2	3.41	104,940.00	1.103	90.57	3,722.59	305,593.74
Block3	4.00	79,500.00	0.595	49.33	1,521.69	126,097.16
Block 4	3.85	378,420.00	0.777	67.37	9,449.45	819,628.14
Total	3.22	629,004.00	1.140	88.38	23,047.06	1,787,416.55
Vein 3	m	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Block 1	3.10	51,261.60	0.887	78.79	1,461.89	129,855.69
Block 2	3.41	69,960.00	1.391	82.47	3,127.65	185,488.58
Block3	3.00	79,500.00	1.459	25.13	3,728.39	64,241.39
Block 4	4.00	504,560.00	1.407	24.85	22,816.57	403,122.40
Total	3.61	705,281.60	1.373	34.52	31,134.50	782,708.06
Vein 4	m	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Block 1	2.00	33,072.00	1.046	186.88	1,112.22	198,710.59
Block 2	3.11	81,620.00	0.534	86.61	1,402.06	227,273.09
Block3	4.00	106,000.00	0.515	33.23	1,755.14	113,231.84
Block 4	3.85	224,455.00	0.388	25.43	2,802.72	183,505.45
Block 5	4.75	347,415.00	0.319	49.05	3,565.53	547,909.20
Total	3.95	792,562.00	0.417	49.86	10,637.67	1,270,630.17

Dos Hornos Veta Tomas:  Summary   Block 1 to Block 6:

CREAM MINERALS
2360200 N
2360100 N
2360000 N
2359900 N
Rhyolite Flow
Devitrified
Shaft 12
Section 13
Section 14
Section 15
Section 16
Section 17
115 m
Block 1
VETA GERTRUDIS
Mina San Miguel
Shaft 13
Shaft 14
Mina
Santa Gertrudis
DDH 20 - 06
DDH 07 – 27
1200 m
95 m
DDH 19 - 03
DDH 07 - 26
Block 2
DDH 07 - 24
DDH 19 - 06
DDH 21 - 06
DDH 18 - 06
DDH 07 - 22
DDH 07 - 23
1100 m
1100 m
95 m
70 m
80 m
100m
DOS HORNOS ZONE 1
Block 3
Block 4
Block5
Block6
CREAM MINERALS DE MEXICO S.A. DE C.V
NUEVO MILENIO
VETA TOMAS,
LONGITUDINAL SECTION
BY: Ing. German Francisco R April 20, 2007
F. Holcapek, P.Eng. Up date Nov. 20, 2007
VETA TOMAS

Figure 42

	m	Tonnes	Au gt	Ag g/t	Au oz	Ag oz
Block 1	8.00	206,700.00	1.662	160.880	11,045.090	1,069,153.97
Block 2	5.71	251,750.00	1.3266	177.130	10,737.600	1,433,735.80
Block3	5.00	251,750.00	0.594	157.540	4,807.880	1,275,124.31
Block 4	5.00	185,500.00	1.1132	394.480	6,639.190	2,352,688.45
Block 5	5.00	169,600.00	1.989	735.600	10,845.720	4,011,116.61
Block 6	4.00	180,862.50	1.250	700.000	7,268.690	4,070,467.48
Total	5.09	1,246,162.50	1.282	354.72	51,344.17	14,212,286.62

TOTAL  ALL SEGMENTS:

Dos Hornos	acc. Width m	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Segment 1
Vein 1 to Vein 3	7.13	2,132,802.55	1.53	133.71	104,582.59	9,168,652.44
Segment 2
Vein 1 to Vein 4	14.88	2,949,214.68	0.946	76.47	89,657.28	7,250,802.66

Veta Tomas	5.09	1,246,162.50	1.282	354.72	51,344.17	14,212,286.62

TOTAL All Veins		6,328,179.73	1.207	150.55	245,584.04	30,631,741.72

Total Inferred Mineral Resource Dos Hornos – Veta Tomas:

                      6,328,200   Tonnes,    Au:   245,600 oz,     Ag:  30,631,700 oz

Total Inferred Mineral Resource Once Bocas: (NI 43 – 101, Feb 16, 2006)

                      11,590,000   Tonnes,   Au:   129,000 oz,     Ag:   21,600,000 oz

TOTAL INFERRED MINERAL RESOURCE DOS HORNOS AND ONCE BOCAS:

                        17,920,000 Tonnes,   Au: 374,600 oz,      Ag: 52,212,000 oz

The reader should be aware that:

"Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies."

CREAM MINERALS
Arroyo Guadalupana
521800 E
522000 E
Adit 1
DDH 17 - 03
Shaft 1
X-cut Adit 4
DDH 05 - 06
Trench 1
Shaft 3
DDH 18 - 06
DDH 07 - 34
Shaft 4
DDH 04 - 06
DDH 01 - 06
DDH 12 - 06
Trench 2
Shaft 5
DDH 14 - 06
DDH 02 - 06
Shaft 6
Shaft 7
DDH 03 - 06
DDH 01 - 03
DDH 02 - 03
Shaft 8
DDH 09 - 06
Shaft 9
Adit 3
Shaft 10
DDH 07 - 33
DDH 11 - 03
Trench 3
Trench 4
DDH 07 - 32
DDH 10 – 06
DDH 11 - 06
VETA TOMAS
DDH 07 - 30
DDH 16 - 06
DDH 07 – 28
DDH 07 - 29
Shaft 11
DDH 07 – 27
DDH 07 – 7 A
2360400N
DDH 07 - 26
DDH 20 - 06
Shaft 12
DDH 21- 06
Veta Tomas
DOS HORNOS ZONE
DDH 18-06
2360200N
Mina San Miguel
DDH 19 - 03
DDH 07 - 24
To CAMP
Veta Gertrudis
DDH 07 - 23
0 m
100 m
200 m
DDH 22- 06
2360000N
Arroyo San Miguel
520000 E
Mina Santa Gertrudis
DDH 19 - 06

DOS HORNOS ZONE SEGMENT 1

2360800N

	m	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Vein 1	2.58	870,957	1.100	130.78	30,914	3,662,143
Vein 2	2.55	905,934	1.440	158.14	41,951	4,606,102
Vein 3	2.00	355,910	2.772	78.69	31,718	900,407.66
Total	7.13	2,132,802	1.525	133.71	104,582	9,168,652

DOS HORNOS ZONE SEGMENT 2

Vein 1	acc. m	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Vein 1	4.10	822,367	0.939	128.97	24,838	3,410,048
Vein 2	3.22	629,004	1.14	88.38	23,047	1,787,416.
Vein 3	3.61	705,281	1.373	34.52	31,134	782,708
Vein 4	3.95	792,562	0.417	49.86	10,637	1,270,630
Total	14.88	2,949,214	0.946	76.47	89,657	7,250,802

VETA TOMAS

Block #	m	tonnes	Au g/t	Ag/t	Au oz	Ag oz
Block 1	8.00	206,700	1.662	160.88	11,045.09	1,069,154
Block 2	5.71	251,750	1.327	177.13	10,737.60	1,433,736
Block 3	5.00	251,750	0.594	157.54	4,807.88	1,275,124
Block 4	5.00	185,500	1.113	394.48	6,639.19	2,352,688
Block 5	5.00	169,600	1.989	735.60	10,845.72	4,011,117
Block 6	4.00	180,862	1.250	700.00	7,268,.69	4,070,467
Total	5.09	1,240,162	1.282	354.72	51,344.17	14,212,287

CREAM MINERALS DE MEXICO S.A. DE C.V.

Location of Inferred Mineral Resources
Dos Hornos - Veta Tomas

ING. G. Francisco R — Oct. 2005
F. Holcapek, P.Eng. — Updated: Jan. 12, 2008

Figure 43

18.00 INTERPRETATION AND CONCLUSIONS.

The Dos Hornos – Veta Tomas mineralized structure was explored for a strike length of 1300 m.  Both structures are being displaced to the SE by faulting and required additional work to test the displaced segments.  The explored 1300 m show continuity for both the structure and for grade.

In 2006 a diamond drill program was initiated.  A total of 6965.40m in  35 drill holes were completed.  The drill contract lasted from October 2006 to September 2007.  All diamond drill holes were located on the Dos Hornos – Veta Tomas structure.

Topographic conditions and orientation of the mineralized structure did not allow optimum location of the drill holes along Segment 2 Dos Hornos and Veta Tomas, hence several of the drill holes located along these segments did not intersect the total width of mineralization, or missed the mineralized zone completely  (DDH 07- 30, DDH 07 – 33). Some of the drill hole intersected fault structures or followed faults down dip (DDH 07-28, DDH 07 – 29, DDH 22 -06)

Channel sampling at surface, in underground workings or in shafts show, consistently, much higher gold content then drill core samples originating from the same sections.  This may be caused by loss of particular gold in drill core (lost core).

                                         Sample #         m       Au g/t      Ag g

   Shaft 12                        295693 - 97    1.34      5.249       36.12

   Trench 1                       660961            2.00     4,452     466.90

   Trench 2                      659793 – 94    4.00     4.200        57.20

   Trench 3                      660973 – 75    6.00      6.530     316.60

    Shaft 5, 3 Sublevels   182155 – 60     1.19     4.451     166.78

   x-cut adit 4                  182194 – 97     6.70     3.745     154.58

The table below compares the gold – silver content of drill core and channel samples from Section 1

Weighted Average	# of Samples	width	Au g/t	Ag g/t
Channel Sample only Trench 1, x-cut adit 4	2	7.50	2.091	182.30
DDH core samples DDH 01 – 6, DDH 17 - 03	2	7.00	0.250	82.42
DDH core and Channel samples	4	7.28	1.383	143.88

Channel samples average width	23	4.20	1.865	187.97
DDH core samples only, average width	4	4.00	0.416	115.9
DDH core and Channel samples average width	27	4.00	1.429	160.74

Apparently the brecciated, sheared, and broken nature of the mineralized zone causes loss of sulfides by washing of core.  Channel sampling of x-cuts and sublevels showed the same brecciated, broken nature of the walls but no fine material was lost during sampling. The objective of the drill program was to clarify:

a.

The geological setting of the Dos Hornos zone

b.

Continuity of the mineralized structure

c.

The effect of core losses on the drill core assays

d.

The effect of faulting on the distribution of mineralization.

e.

Obtain information to expand the known Inferred Mineral Resources and/or to upgrade them to the next level.

The main difficulty encountered lies in sections with diamond drill holes only, where poor recovery in the faulted, brecciated mineralized section does not give assay result representative of the mineralization.  For purpose of keeping continuity based on geological consideration intersects showing grades above normal background are used for resource calculation, thereby lowering the average grade.

In spite of the difficulties encountered during the drill program, valuable geological data was gained in respect to the configuration of the Dos Hornos – Veta Tomas Structure.  Both structures had sufficient work done to allow calculation of an Inferred Mineral Resource in accordance with the definition published and adopted by the CIM Council on December 11, 2005.

The evident discrepancies between channel samples and core samples require underground  development for bulk sampling  and channel sampling to establish the true grade.

18.10 Dos Hornos Structure:

The Dos Hornos structure consists of 2 fault segments 320 m and 420 m long respectively, which were tested by diamond drilling during 2004 and October 2006 to September 2007.  Both segments show grade and strike continuity allowing the calculation of an Inferred Mineral Resources.

Dos Hornos Segment 1 was investigated by 9 drill holes of which 3 were located during the 2003 – 2004 diamond drill program and 6 in 2006 – 07.

DDH 17 -03 at -45o and DDH 18 at -45o were located to test continuation of Dos Hornos Vein 1 below Trench 1 and Shaft 4.  Both drill holes intersected the structure from 32 to 54 m and 18 to 36m respectively.  Both drill holes had poor core recovery within the mineralized zone or hit reopened old Spanish workings.

DDH 02 – 06 intersected a 14 m section of good mineralization with a 2 m of high grade gold – silver mineralization in a stock work zone 6 m to the NE of the main zone...  Core recovery was much better than in other drill holes.

DDH 14 – 07 and DDH 07 – 35 were located as fill in holes showing continuity of the mineralized structure but lower grade – poor core recovery

DDH 09 – 06 located to test the area known to be between 2 fault blocks.  The faults were intersected before the mineralized zone was encountered.

DDH 12 – 09 was spotted NE of shaft 5 along the road with the objected to test the continuation of Dos

Hornos Segment 1 in the FW of the N70E/60SW fault.  The drill hole did intersect the zone in the FW of the fault.

In 2003, DDH 01 – 03 was located at trench 3 and drilled NE in search of the Dos Hornos Structure.  The mineralized zone was  encountered  from 188 m to 212 m  after passing through 2 major faults (N80W/75 SW and N70E 60 SW) about 150 m below surface.  The drill hole was stopped within a quartz stockwork zone because of core recovery problems.

Diamond drilling also showed that the Dos Hornos zone was cut be sub parallel faults which produced duplication of the mineralized zone by moving the FW segment up in respect to the HW wall.  The segments vary in length from 60 to 100 m depending on the apparent dip at which the drill hole intersects the fault.  The effect of these faults is to produce an apparently wide zone of quartz veining – quartz stockwork along the same level.

A comparison of gold – silver content between drill core and channel samples showed that channel sample assays are always higher than drill core samples.  The brecciated, sheared, and broken nature of the mineralized zone causes loss of sulfides by washing of core.  Channel sampling of x-cuts and sublevels showed the same brecciated, broken nature of the walls but no fine material was lost during sampling.

The wide mineralized zone (8 m to 15 m wide) is a composite zone, consisting of 4 individual, bifurcating veins with intervening quartz stockwork.  These veins have a combined higher grade combined width of 7.13 m.

Vein 1 and 2 have a tendency to merge, forming section up to 6 m wide of good grade mineralization or they split into separate vein structures 2 to 4 m wide.  The intervening quartz stockwork zone usually carries sufficient values to produce a wide lower grade section.  The grade of these wider sections will have to be ascertained by underground x-cutting and channel sampling.

Dos Hornos Segment 2 is the HW part of the displaced zone.  It was investigated by 12 drill holes in 2006 – 2007 and 3 drill holes in 2003.  In this segment the trace of the Dos Hornos structure follows a creek (fault?) with steep banks.

Topographic relief from Trench 3 at 1150 m elevation to DDH 07 – 26 at 1345 m elevation is 195 m.  Holes are located along the NE site of the structure and drilled at -45 to – 60 degree to the SW, down dip of the structures.  Brecciation, gouge, faulting and intense oxidation affected the mineralized zone giving poor core recovery.

Drilling proved continuity of the 4 veins encountered in Dos Hornos Segment 1.  Vein 1 and 2 are usually forming 1 zone, Vein 3 is less continuous, Vein 4 is much stronger than in Dos Hornos Segment 1.  The repetition of faulted segments of the mineralized zone is also drill indicated in this Segment.

In DDH 10 – 06 was drilled to the NE, and DDH 11 – 06 was drilled in the same section to SW.  A composite mineralized zone, 60 m wide, was intersected (Vein 1 to Vein 4).  DDH 11 – 06 is the only drilled hole which intersected Vein 5, showing free gold and high gold assays.  It lies SW of the Dos Hornos zone.  DDH 21- 06 cut an unknown vein within a sub parallel fault.

Dos Hornos Segment 3 was moved about 230 m SE and is covered by devitrified rhyolite flows.  To locate Dos Hornos Segment 3 diamond drilling from drill site DDH 07 – 24  at a bearing of  N50E is recommended.  Surface mapping suggest the presence of unknown faulting in the area.

18.20 Veta Tomas:

Veta Tomas is  a N35W trending quartz vein – stockwork zone about 240 m west of the Dos Hornos zone. The structure was first encountered in several isolated outcrops and old shafts over a strike length of 1000 m from the basalt cover in the north to Creston Dos Hornos, Shaft 11.

Structural analysis showed that shaft 6 and shaft 7 and shaft 11 are possibly located on Veta Tomas. In DDH 02 – 03 located at Trench 3 a vein structure intersected from 82 m to 95 m is correlated with Veta Tomas.  It is a faulted vein section moved against Dos Hornos

The faulting which displaced Dos Hornos and cut it into several segments affected also Veta Tomas and displaced the zone about 230 m NE nearly on strike of Dos Hornos Segment 2.  Veta Tomas lies within the HW of a N80W/60 SW fault structure and outcrops in shaft 12.

DDH 02 – 03, located to the north and drilled under Trench 3.  It intersected a fault segment of a vein structure correlated to Veta Tomas.  This segment lies in the FW of a parallel N80W/75SW fault.

Veta Tomas has been explored by 5 diamond drill holes in 2006 – 2007 and 1 drill hole in 2003.  Shaft 11, Shaft 12, Mina San Miguel, and Mina Santa Gertrudis are located on this structure.  The mineralized zone has an average width of 5.10 m.  It is variable in grade and shows good continuity.

Free gold was observed in DDH 20 - 06, DDH 22 -06 and DDH 07 – 24.  Wide zones of low grade gold (0.250 g/t to 1.00 g/t) were intersected by diamond drilling.

The highest silver grades were encountered in Mina Santa Gertrudis and in DDH 07 – 23.  Like at Dos Hornos Segment 1 and Segment 2 faulting, breccia and oxidation is prominent.

                                          Sample #    from         To       m      Au g/t     Ag g/t

 DDH 07 - 23:                   295759     80.60       82.60   2.00    4.350   1388.45

 Mina Santa Gertrudis:     343106                                4.00    1.540     700.00

At Mina Santa Gertrudis, an erosional window cut into the HW of a N80 W/60SW fault, exposes Veta Tomas located

Veta Gertrudis located   lies within the HW site of this fault and is along the trace of Veta Tomas.  The area was explored several old shafts and trench.  The vein was traced for about 500m to the SE. DDH 19 -06 and DDH 07 – 25 tested this vein zone but no significant gold or silver values were encountered.

18.30 Conclusion:

Compilation of the results of the 2006 – 2007 diamond drill program and exploration results  established the following:

1.

The Dos Hornos structure is cut by 3 known parallel fault systems trending N80W/75 SW and N70E/60 SW.  The segment north of Arroyo Guadalupana was not explored.

2.

The segment south of Creston Dos Hornos is displaced by about 230 m to the SE is and covered by rhyolite flows.

3.

The center section of the Dos Hornos structure, consisting of Dos Hornos Segment 1 and Dos Hornos Segment 2, was explored by 28 diamond drill holes, shafts, trenches and adits.

4.

A comparison of drill core assays with channel sample assays from trenches and adits shows that core assays can be up to 50% lower.  This can be caused by washing of core or poor core recovery in fault and breccia zones.

5.

Diamond drilling and channel sampling of tractor trenches and underground workings showed, that the Dos Hornos structure consists of 4 bifurcating, parallel quartz veins trending N to N52W/ 85SW to 85 NE.  The mineralized width, depending on cut off grade is 10 to 20 m.

6.

Within this wide mineralized zone 4 higher grade quartz veins having an envelope of quartz stockwork were recognized.

7.

 In Dos Hornos Segment 1 the Veins have  an accumulated width of 7.10 m:

Segment 1	m	Au g/t	Ag g/t
Vein 1	2.58	1.100	130.78
Vein 2	2.55	1.440	158.14
Vein 3	2.00	2.772	78.69
Average		1.530	133.71

8.

Dos Hornos Segment 2 the veins have  an accumulated width of 14.88 m:

Segment 2	m	Au g/t	Ag g/t
Vein 1	4.1	0.939	128.97
Vein 2	3.22	1.14	88.38
Vein 3	3.61	1.373	34.52
Vein 4	3.95	0.417	49.86
Total		0.946	76.47

9.

Veta Tomas is 4.00 m to 8.00 m wide and consists of multiple parallel veins.

Veta Tomas	m	Au gt	Ag g/t
Average	5.09	1.282	354.72

10.

Diamond drilling proved that the Dos Hornos Segment 1, Segment 2, and Veta Tomas have a combined explored strike length of 1,300 m with continuity of depth and grade to allow calculation of an Inferred Mineral Resource.

The Total Inferred Mineral Resource calculated for both the Dos Hornos Segment 1 and 2 and Veta Tomas is as follows:

Dos Hornos	Combined Width m	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Segment 1
Vein 1 to Vein 3	7.13	2,132,802.55	1.53	133.71	104,582.59	9,168,652.44
Segment 2
Vein 1 to Vein 4	14.88	2,949,214.68	0.946	76.47	89,657.28	7,250,802.66

Veta Tomas	5.09	1,246,162.50	1.282	354.72	51,344.17	14,212,286.62
TOTAL All Veins
Weighted Average	All segments	6,328,179.73	1.207	150.55	245,584.04	30,631,741.72

"Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies."

The results to date have shown that the Dos Hornos and Veta Tomas structures are part of a large epithermal Low Sulphidation Hydrothermal system with proven silver – gold mineralization. Both zones consist of multiple parallel veins warranting additional exploration to convert Inferred Mineral Resources to Indicated Mineral Resources.

The old miner’s axiom:  “You drill for structure, but drive for grade” is very much applicable to the epithermal gold – silver structures of Mexico.

19.00 RECOMMENDATIONS:

Phase I of the follow up exploration program should focus on the areas at Dos Hornos and Veta Tomas.  Continuation of old workings located during 2006 – 2007 should be opened and sampled.

1.

Completion of topographic survey initiated in Nov 2007 and to extent to cover the Once Bocas and Cerro Chacuaco zones.

2.

Initiating underground development for channel and bulk sampling to ascertain the true gold – silver grade should be initiated.  Initial costs  for incline, x-cutting and drifting are being quoted as US 285.00 per m for a 2.5m x 2.5m opening US$ 208.00 per m for raises and shafts  with a 1.80 x 1.80 m x-section.  A new quote for underground development work should be obtained.

3.

Expansion of geological and geochemical work to cover the SE extension of Dos Hornos, Veta Tomas and evaluation of Veta Gertrudis to establish economic merits should be initiated.

4.

Orientation geophysical surveys, as recommended by a qualified geophysicist, to establish if their effectiveness in outlining buried mineralized structures or areas of bulk tonnage is warranted.

5.

On completion of the work programs, diamond drilling is recommended for both Dos Hornos and Once Bocas primarily.

Phase II Diamond drilling is recommended, independent of the results of results of Phase I.  Fill in Drilling at closer intervals should be done along the strike of the prospective mineralized zones at Dos Hornos North, Once Bocas, and Cerro Chacuaco.

20.00 COST ESTIMATE in US dollars

COST ESTIMATE Phase I – in US dollars:

DESCRIPTION	US $

Road repair, trenches	$ 15,000.00
Underground Development Dos Hornos and Veta Tomas, contractor allow	$ 500,000.00
US 500.00/ m 2.5 m x 2.5 m opening all included, allow for 1,000 m
Supervision, mapping and sampling of underground allow	$ 35,000.00
Labour opening old workings, sampling, Social Security etc allow	$ 25,000.00
Assaying channel samples Au, Ag, allow for 1,000 samples	$ 15,000.00
Field Supply allow	$ 15,000.00
Extension of Topographic Survey allow	$ 10,000.00
Equipment maintenance, trucks, generator, pumps	$ 15,000.00
Core shack rental,	$ 5,000.00
Transportation, Hotels, travel expenses etc	$ 15,000.00
Supervision Data compilation, reporting, Consultants allow	$ 45,000.00
Administration, accounting, Lawyers etc. miscellaneous	$ 60,000.00

Sub – Total	$ 740,000.00
Contingencies @ 20%	$ 148,000.00

TOTAL PHASE I	$ 888,000.00

COST ESTIMATE Phase II – in US dollars:

Description	US$

Drilling, allow for 8,000 metres @ 130.00 / meter	$ 1,040,000.00
Access roads, drill setups, trenching	$ 15,000.00
Geophysical surveys, allow	$ 35,000.00
Metallurgical tests, petrography	$ 12,000.00
Assaying of Drill core, allow for 3,000 samples	$ 60,000.00
Camp, core splitting, storage, supplies , plus labour, logging of core	$ 50,000.00
Equipment trucks, maintenance etc.	$ 25,000.00
Data compilation, computer modeling, office	$ 25,000.00
Reporting, travel, overheads	$ 35,000.00
Supervision	$ 50,000.00
Administration, accounting, miscellaneous	$ 40,000.00
Sub – Total	$ 1,387,000.00
Contingencies @ 20%	$ 277,400.00

Total Phase II	$ 1,664,400.00

TOTAL   PHASE I and PHASE II       US $ 2, 552,400.00

Respectfully submitted

Signed & Sealed

     “F. Holcapek”

--------------------------------------

Ferdinand Holcapek, P. Eng.

License #: 8962

Qualified Person

CREAM MINERALS LTD

January 30th 2008 at Durango, Durango, Mexico

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APPENDIX I

DOS HORNOS SEGMENT 1

VEIN 1, VEIN 2, VEIN 3

ASSAYS USED

FOR

INFERRED RESOURCE CALCULATIONS

Dos Hornos Segment 1:   Vein 1

Section 1 Vein 1	Sample #	from m	to m	Length m	Au g/t	Ag g/t	Au*m	Ag * m
DDH 17 - 03	199898	32.00	34.000	2.00	0.025	45.00	0.050	90.000
	199899	34.00	36.000	2.00	0.015	31.40	0.030	62.800
DDH 01 - 06	199590	103.00	105.000	2.00	0.080	40.10	0.160	80.200
	199591	105.00	107.000	2.00	0.484	188.00	0.968	376.000
Trench 1	660961			2.00	4.452	422.90	8.904	845.800
	660962			2.00	1.320	146.00	2.640	292.000
x-cut Adit 4	182194			2.00	5.840	306.00	11.680	612.000
	182195			1.20	0.120	191.00	0.144	229.200
	182203			1.70	1.570	308.00	2.669	523.600
	182204			1.50	0.340	82.00	0.510	123.000
	182205			2.20	0.830	155.00	1.826	341.000
	182206			1.60	2.790	262.00	4.464	419.200
	182207			1.42	1.420	227.00	2.016	322.340
	182208			1.40	0.180	61.60	0.252	86.240
Weighted	Average			3.57	1.451	175.99	5.180	628.284

Section 2 Vein 1	Sample #	from m	to m	Length m	Au g/t	Ag g/t	Au*m	Ag * m
DDH 18 - 03	199949	26.00	28.00	2.00	1.644	131.00	3.288	262.00
DDH 14 0-06	295509	126.00	128.00	2.00	0.530	220.40	1.060	440.80
	295510	128.00	130.00	2.00	1.277	59.00	2.554	118.00
Shaft 3	182183			2.00	1.400	133.00	2.800	266.00
	659608			3.00	2.468	83.00	7.404	249.00
Weighted	Average			2.20	1.555	121.43	17.11	1335.80

Sect 3 Vein 1	Sample #	from m	to m	m	Au g/t	Ag g/t	Au *m	Ag * m
DDH 02 - 06	296137	108.50	110.50	2.00	1.050	180.00	2.100	360.00
DDH 07 - 34	E687651	188.30	190.30	2.00	0.138	152.00	0.276	304.00
Trench 2	659794			2.00	0.856	41.10	1.712	82.20
	659795			2.00	1.406	38.80	2.812	77.60
Weighted	Average			8.00	0.86	102.98	6.90	823.80

Sect 4 Vein 1	Sample #	from m	to m	m	Au g/t	Ag g/t	Au *m	Ag * m
DDH 12-06	296479	111.60	113.60	2.00	0.365	147.00	0.730	294.00

Sect 5 Vein 1	Sample #	from m	to m	m	Au g/t	Ag g/t	Au *m	Ag * m
DDH 01-03	B104137	192.00	194.00	2.00	0.027	33.90	0.054	67.80

Dos Hornos Segment 1:   Vein 2

Sect. 1 Vein 2	Sample #	from m	to m	Length m	Au g/t	Ag g/t	Au*m	Ag * m

DDH 17 - 03	199901	38.00	40.000	2.00	1.046	191.50	2.092	383.00
	199902	40.00	42.000	2.00	0.053	44.00	0.106	88.00
Adit 1	182177			1.10	2.990	424.00	3.289	466.40
	182178			1.20	1.220	163.00	1.464	195.60
	182179			1.25	4.110	562.00	5.138	702.50
	182180			1.45	1.740	177.00	2.523	256.65
Trench 1, Adit 2	182172			1.20	1.320	96.00	1.584	115.20
	182173			1.00	1.280	63.00	1.280	63.00
	182174			1.70	2.080	122.00	3.536	207.40
X - cut Adit 4	182196			1.50	1.630	39.00	2.445	58.50
	182197			2.00	5.410	68.00	10.820	136.00
	182201			1.80	0.880	192.00	1.584	345.60
	182202			1.80	1.500	106.00	2.700	190.80
Weighted	Average			3.33	1.930	160.43	6.43	534.24

Sect. 2 Vein 2	Sample #	from m	to m	Length m	Au g/t	Ag g/t	Au*m	Ag * m

DDH 18 -03	182501	30.00	32.00	2.00	0.064	88.00	0.128	176.00
DDH 14 - 06	295511	130.00	132.00	2.00	0.350	169.00	0.700	338.00
weighted	Average			2.00	0.207	128.50	0.410	257.00

Sect 3 Vein 2	Sample #	from m	to m	m	Au g/t	Ag g/t	Au *m	Ag * m
Shaft 5 Sub level	182145 - 65	21	samples	1.60	2.911	128.633	4.658	205.8128
Trench 2	659793			2.00	7.534	73.00	15.068	146.00
Shaft 5	660675 - 77			3.80	2.520	99.60	9.576	378.48
DDH 02 - 06	296140	114.50	116.50	2.00	0.914	315.80	1.828	631.60
	296141	116.50	118.50	2.00	0.138	190.00	0.276	380.00
	296142	118.50	120.50	2.00	0.245	110.00	0.490	220.00
Weighted	Average			3.35	2.380	146.41	7.97	490.47

Sect 4 Vein 2	Sample #	from m	to m	m	Au g/t	Ag g/t	Au *m	Ag * m

DDH 012 - 06	296478	109.60	111.60	2.00	1.012	167.00	2.024	334.00

Sect 5 Vein 1	Sample #	from m	to m	m	Au g/t	Ag g/t	Au *m	Ag * m
DDH 01 - 03	B104139	196.00	198.00	2.00	0.651	200.00	1.302	400.00

Dos Hornos Segment 1:   Vein 3

Sect. 1 Vein 3	Sample #	from m	to m	Length m	Au g/t	Ag g/t	Au*m	Ag * m

DDH 17 -03	199916	68.00	70.000	2.00	0.195	17.90	0.390	35.80

DDH 01 - 06	199598	119.00	121.000	2.00	0.085	22.60	0.170	45.20

Trench 1	660954			2.00	0.444	34.00	0.888	68.00

Weighted	average			2.00	0.241	24.83	1.45	149.00

Sect 2 Vein 3	Sample #	from m	to m	m	Au g/t	Ag g/t	Au *m	Ag * m
DDH18 - 03	lost core or poor	recovery
DDH 14 - 03	lost core or poor	recovery

Sect 3 Vein 3	Sample #	from m	to m	m	Au g/t	Ag g/t	Au *m	Ag * m

DDH 02 - 06	296148	130.50	132.50	2.00	19.30	130.00
Au 19.30 g/t cut to	average high values	At Au 7g/t		2.00	7.00	130.0	14.000	260.00

Sect 4 Vein 3	Sample #	from m	to m	m	Au g/t	Ag g/t	Au *m	Ag * m
DDH 02-06	296475	105.00	108.00	2.00	0.159	42.70	0.318	85.40

Sect 5 Vein 3	Sample #	from m	to m	m	Au g/t	Ag g/t	Au *m	Ag * m

DDH 01 - 03	B104145	208.00	210.00	2.00	0.050	36.30	0.100	72.60

=

APPENDIX II

DOS HORNOS   SEGMENT 2

VEIN 1, VEIN 2, VEIN 3, VEIN 4

ASSAYS USED

FOR

INFERRED RESOURCE CALCULATIONS

Dos Hornos Segment 2:   Vein 1

Sect 5a Vein 1		from m	to m	m	Au g/t	Ag g/t	Au *m	Ag * m
Trench 3	660972			2.00	0.14	30.90	0.280	61.80
	660973			2.00	7.60	265.90	15.206	531.80
DDH 11 - 03	199012	28.00	30.00	2.00	0.22	68.00	0.444	136.00
Section 6, Vein 1
DDH 10 - 06	296399	18.50	20.50	2.00	0.938	248.10	1.876	496.20

DDH 11 - 06	296435	19.30	21.30	2.00	0.630	152.00	1.260	304.00
	296436	21.30	23.30	2.00	0.155	90.00	0.310	180.00
DDH 07 - 33	E687629	86.00	88.00	2.00	0.33	101.00	0.664	202.00
Weighted	Average			2.80	1.431	136.56

Sect. 6, Vein 1	Sample #	from m	to m	m	Au g/t	Ag g/t	Au *m	Ag * m
DDH 10 - 06	296399	18.50	20.50	2.00	0.938	248.10	1.876	496.20
DDH 11 - 06	296435	19.30	21.30	2.00	0.630	152.00	1.260	304.00
	296436	21.30	23.30	2.00	0.155	90.00	0.310	180.00
DDH 07 - 33	E687629	86.00	88.00	2.00	0.332	101.00	0.664	202.00
				8.00	0.51	147.78	4.110	1,182.20
Weighted	Average			2.67	0.51	147.78	1.37	394.07

Section 7, Vein 1	Sample #	from m	to m	m	Au g/t	Ag g/t	Au *m	Ag * m
DDH 07 - 32	687608	99.80	101.80	2.00	1.982	515.80	3.964	1031.60
	687609	101.80	103.80	2.00	0.890	62.00	1.780	124.00
Weighted	Average			4.00	1.436	288.90	5.744	1155.60

Section 8 Vein 1	Sample #	from m	to m	m	Au g/t	Ag g/t	Au *m	Ag * m
DDH 15 - 06	295530	89.00	91.00	2.00	0.934	221.50	1.868	443.00
DDH 07 - 31	687588	166.00	168.00	2.00	0.47	138.00	0.938	276.00
Weighted	Average			4.00	0.702	179.75	2.81	719.00

Section 10, Vein 1	Sample #	from m	to m	m	Au g/t	Ag g/t	Au *m	Ag * m
DDH 16 - 06	295561	73.50	75.50	2.00	0.800	206.30	1.600	412.60
	295562	75.50	77.20	1.70	0.903	10.40	1.535	17.68
Weighted	Average			3.70	0.847	116.29	3.135	430.28

Section 12, Vein 1	Sample #	from m	to m	m	Au g/t	Ag g/t	Au *m	Ag * m
DDH 07 - 26	295883	165.5	167.3	1.80	0.878	3.400	1.58	6.12
	295884	167.3	169.3	2.00	0.485	26.300	0.97	52.60
Weighted	Average
DDH 07 - 27	295896	186.80	188.80	2.00	1.365	12.00	2.73	24.00
				5.80	0.91	14.26	5.28	82.72

Dos Hornos Segment 2:   Vein 2

Sect 5a Vein 2	Sample #	from m	to m	m	Au g/t	Ag g/t	Au *m	Ag * m
Trench 3	660974			2.00	10.27	466.90	20.548	933.80
	660975			2.00	1.71	217.00	3.424	434.00
Weighted	Average			4.00	5.993	341.95	23.97	1367.80

Sect 6 Vein 2	Sample #	from m	to m	m	Au g/t	Ag g/t	Au *m	Ag * m
DDH 11 - 06	296431	11.30	13.30	2.00	2.210	143.00	4.420	286.00
	296432	13.30	15.30	2.00	1.754	279.50	3.508	559.00

DDH 10 - 06	296400	20.50	22.50	2.00	1.614	185.00	3.228	370.00
	296401	22.50	24.50	2.00	1.870	41.40	3.740	82.80
Weighted	Average			4.00	1.86	162.23	14.90	1297.80

Section 7, Vein 2	Sample #	from m	to m	m	Au g/t	Ag g/t	Au *m	Ag * m
DDH 07 - 32	687603	90.00	92.00	2.00	0.480	11.60	0.960	23.20
	687604	92.00	94.00	2.00	0.515	54.90	1.030	109.80
Weighted	Average			4.00	0.498	33.25	1.990	133.00

Section 8, Vein 2	Sample #	from m	to m	m	Au g/t	Ag g/t	Au *m	Ag * m
DDH 15 - 06	295529	87.00	89.00	2.00	0.720	98.00	1.440	196.00
DDH 07 - 31	687587	164.00	166.00	2.00	0.851	65.00	1.702	130.00
Weighted	Average			2.00	0.79	81.50	3.14	326.00

Section 12, Vein 2	Sample #	from m	to m	m	Au g/t	Ag g/t	Au *m	Ag * m
DDH 07 - 26	295881	161.5	163.5	2.00	0.980	115.000	1.960	230.00
DDH 07 - 27	295893	180.80	182.80	2.00	0.550	5.60	1.100	11.20
Weighted	Average			4.00	0.77	60.30	3.06	241.20

Dos Hornos Segment 2:   Vein 3

Sect 5a Vein 3	Sample #	from m	to m	m	Au g/t	Ag g/t	Au *m	Ag * m
Vein 3	660980			2.00	0.30	30.90

Sect 6, Vein 3	Sample #	from m	to m	m	Au g/t	Ag g/t	Au *m	Ag * m
DDH 10 - 06	296407	34.50	36.50	2.00	0.449	50.00	0.898	100.00
	296408	36.50	38.50	2.00	0.240	46.00	0.48	92.00
	296409	38.50	40.50	2.00	0.275	51.00	0.55	102.00
Shaft 10	199494			1.40	1.240	310.00	1.736	434.00
Trench 4	659504-05			3.00	2.446	83.00	7.338	249.00
Average all above				3.47	1.058	99.94	11.00	977.00

Sect 7, Vein 3	Sample #	from m	to m	m	Au g/t	Ag g/t	Au *m	Ag * m
DDH 07 - 32	687601	86.00	88.00	2.00	1.856	58.00

Sect. 8 Vein 3	Sample #	from m	to m	m	Au g/t	Ag g/t	Au *m	Ag * m
DDH 07 - 31	687573	136.00	138.00	2.00	1.25	10.80	2.506	21.60
	687574	138.00	140.00	2.00	1.27	6.60	2.532	13.20
Average all above				4.00	1.26	8.70	5.04	34.80

Sect. 12, Vein 3	Sample #	from m	to m	m	Au g/t	Ag g/t	Au *m	Ag * m
DDH 07 - 26	295869	137.5	139.5	2.00	1.741	70.000	3.482	140.00
DDH 07 - 27	295896	186.80	188.80	2.00	1.365	12.00	2.730	24.00
Average all above				4.00	1.553	41.00	6.212	164.00

Dos Hornos Segment 2:   Vein 4

Sect 5a Vein 4	Sample #	from m	to m	m	Au g/t	Ag g/t	Au *m	Ag * m
DDH 01 - 03	B104017	0.00	2.00	2.00	2.945	144.00	5.890	288.000
DDH 02 - 03	B104173	0.00	2.00	2.00	0.845	326.50	1.690	653.000
DDH 11 - 03	199024	52.00	54.00	2.00	0.078	124.00	0.156	248.000
Average all	above			6.00	1.29	198.17	7.74	1189.000

Sect. 6, Vein 4	Sample #	from m	to m	m	Au g/t	Ag g/t	Au *m	Ag * m
DDH 11 - 06	296447	43.70	45.70	2.00	0.32	153.00	0.63	306.000

Sect 7, Vein 4	Sample #	from m	to m	m	Au g/t	Ag g/t	Au *m	Ag * m
DDH 07 - 32	687614	111.50	115.50	2.00	0.850	78.00	1.700	156.000
	687615	113.50	117.50	2.00	0.390	42.10	0.780	84.200
Average all	above			4.00	0.620	60.05	2.48	240.200

Sect 8, Vein 4	Sample #	from m	to m	m	Au g/t	Ag g/t	Au *m	Ag * m
DDH 07 - 31	687598	184.00	186.00	2.00	0.41	6.40	0.820	12.800

Sect 10, Vein 4	Sample #	from m	to m	m	Au g/t	Ag g/t	Au *m	Ag * m
DDH 16 - 06	295571	121.50	123.50	2.00	0.365	46.00	0.730	92.000

Sect 12, Vein 4	Sample #	from m	to m	m	Au g/t	Ag g/t	Au *m	Ag * m
DDH 07 - 27	295906	257.00	259.00	2.00	0.290	51.00	0.580	102.000

APPENDIX III

DOS HORNOS ZONE

VETA TOMAS

ASSAYS USED

FOR

INFERRED RESOURCE CALCULATIONS

Veta Tomas

Veta Tomas Section 13	Sample #	from	to	length	Au g/t	Ag g/t	Au*m	Ag * m
DDH 20 - 06	295676	148.80	150.80	2.00	0.820	61.00	1.64	122.00
	295677	150.80	152.80	2.00	0.785	60.00	1.57	120.00
	295678	152.80	154.80	2.00	3.703	334.50	7.41	669.00
	295679	154.80	156.80	2.00	1.338	188.00	2.68	376.00
Average 4 samples				8.00	1.662	160.88	13.29	1,287.00

Veta Tomas Section 14	Sample #	from	to	length	Au g/t	Ag g/t	Au*m	Ag * m
DDH 18 - 06	295611	91.20	93.20	2.00	2.345	227.40	4.69	454.80
	295612	93.20	95.20	2.00	1.220	179.00	2.44	358.00

	182581	38.00	40.00	2.00	0.323	127.00	0.65	254.00
	182582	40.00	42.00	2.00	0.670	182.00	1.34	364.00
Average 4 samples				4.00	1.14	178.85	4.56	715.40
Mina San Miguel
vein	660498			1.20	0.773	130.00

Veta Tomas Section 15	Sample	from	to	length	Au g/t	Ag g/t	Au*m	Ag * m
DDH07 - 24	295792	104.00	106.00	2.00	0.090	145.00	0.18	290.00
	295796	112.00	114.00	2.00	0.210	154.00	0.42	308.00
	295800	120.00	122.00	2.00	0.390	131.00	0.78	262.00
Average 3 sample				6.00	0.230	143.33	1.38	860.00

Veta Tomas Section 16	Sample	from	to	length	Au g/t	Ag g/t	Au*m	Ag * m
DDH 07 - 23	295758	78.60	80.60	2.00	0.525	154.00	1.05	308.00
	295759	80.60	82.60	2.00	4.350	1,388.40	8.70	2,776.80
average 3 sample	1 interval	78.60	84.60	4.00	2.437	771.20	9.75	3084.80

Veta Tomas Section 17	Sample	from	to	m	Au g/t	Ag ppm	Au*m	Ag * m
DDH 07- 22	295717	87.40	88.50	1.10	0.205	4.30
Mina Santa Gertrudis	343106			4.00	1.540	700.00	6.16	2,800.00

APPENDIX IV

DOS HORNOS   SEGMENT 1

VEIN 1, VEIN 2, VEIN 3

INFERRED RESOURCES

CALCULATIONS

Dos Hornos Segment 1

Dimensions From x- sections and Longitudinal Section

	Section 1 to HW Fault	m VD	FAULT VD	m HD
Block 1	Part 1	100.00	0.00	88.00
	Part 2	55.00	0.00	88.00
	Part 3	130.00	0.00	88.00
	Section 1 to Section 2	Sect 1 VD	Sect 2 VD	m HD
Block 2	Part 1	100.00	150.00	80.00
	Part 2	55.00	80.00	80.00
	Part 3	130.00	70.00	80.00
	Section 2 to Section 3	Sect 2 VD	Sect 3 VD	HD
Block 3	Part 1	150.00	140.00	60.00
	Part 2	80.00	135.00	60.00
	Part 3	70.00	100.00	60.00
	Section 1 to Section 4	Sect 3 VD	Sect 4	HD
Block 4	Part 1	140.00	125.00	76.00
	Part 2	135.00	115.00	76.00
	Part 3	100.00	140.00	76.00
	Section 4 to Section 5	Sect 4	Sect 5	HD
Block 5	Part 1	125.00	62.50	52.00
	Part 2	115.00	108.00	52.00
	Part 3	140.00	150.00	52.00
	Section 5 to Fault FW	Sect 5	FW Fault	HD
Block 6	Part 1	62.50	0.00	50.00
	Part 2	108.00	0.00	50.00
	Part 3	150.00	0.00	50.00

 Dos Hornos Segment 1

Average Grade was calculated for each x- section from all assays in x- sections

For each individual Vein (Vein 1, Vein 2, Vein 3)

Same average assays applied to each part of Vein

(Part 1, Part 2, Part 3)

DOS HORNOS SEGMENT 1

TOTAL INFERRED RESOURSES

VEIN 1, VEIN 2, VEIN 3

	Vein 1	m	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Vein 1	Block 1 to 5	2.58	870,957.39	1.100	130.78	30,913.56	3,662,142.65

Vein 2	Block 1 to 6	2.55	905,934.26	1.440	158.14	41,950.76	4,606,102.13

Vein 3	Block 3 to 5	2.00	355,910.90	2.772	78.69	31,718.27	900,407.66

	Total	7.13	2,132,802.55	1.530	133.71	104,582.59	9,168,652.44

Dos Hornos Segment 1:  Summary   Vein 1, Vein 2 Vein 3

Vein 1	Area	m	Volume	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Block 1	12,540.00	3.57	22,383.90	59,317.34	1.45	175.99	2,767.24	335,635.08
Block 2	23,400.00	3.07	71,802.00	326,859.64	1.51	148.37	15,828.54	1,559,171.05
Block 3	24,750.00	3.22	79,582.50	210,893.63	1.18	114.47	7,969.25	776,179.70
Block 4	28,690.00	3.22	66,927.50	177,357.88	0.65	121.98	3,695.69	695,535.88
Block 5	18,213.00	2.00	36,426.00	96,528.90	0.21	95.25	652.84	295,620.94
Block 1 to 5	107,593.00	2.58	277,121.90	870,957.39	1.10	130.78	30,913.56	3,662,142.65

Vein 2	Area	m	Volume	Tonnes	Au gt	Ag g/t	Au oz	Ag oz
Block 1	12,540.00	3.33	41,758.20	110,659.23	1.93	160.43	6,866.61	570,782.89
Block 2	23,400.00	2.87	63,738.00	239,355.37	1.35	149.68	10,389.70	1,151,898.55
Block 3	24,750.00	2.61	64,687.50	171,421.88	1.47	138.93	8,118.38	765,727.30
Block 4	28,690.00	2.33	76,617.50	203,036.38	1.86	154.17	12,170.23	1,006,409.33
Block 5	18,213.00	2.00	36,426.00	96,528.90	0.85	182.1	2,628.16	565,147.03
Block 6	16,025.00	2.00	32,050.00	84,932.50	0.65	200	1,777.68	546,137.03
Block 1 to 6	123,618.00	2.55	315,277.20	905,934.26	1.44	158.14	41,950.76	4,606,102.13

Vein 3	Area	m	Volume	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Block 3	20,250.00	3.22	40,500.00	107,325.00	3.996	83.26	13,788.72	287,291.93
Block 4	28,690.00	2.00	57,380.00	152,057.00	3.557	86.06	17,389.54	420,736.47
Block 5	18,213.00	2.00	36,426.00	96,528.90	0.174	61.99	540.01	192,379.26
Block 3 to 5	67,153.00	2.00	134,306.00	355,910.90	2.772	78.69	31,718.27	900,407.66

DOS HORNOS SEGMENT 1, VEIN 1

Sect 1 to Fault – Block 1

Sect 1 to FW	HD m	VD1 m	Area	W m	Volume	Tonnes	Au gt	Ag g/t	Au oz	Ag oz
Part 1	88.00	100.00	4,400.00	3.57	7,854.00	20,813.10	1.45	175.99	970.96	117,766.69
Part 2	88.00	55.00	2,420.00	3.57	4,319.70	11,447.21	1.45	175.99	534.03	64,771.68
Part 3	88.00	130.00	5,720.00	3.57	10,210.20	27,057.03	1.45	175.99	1,262.25	153,096.70
Block 1	Average		12,540.00	3.57	22,383.90	59,317.34	1.45	175.99	2,767.24	335,635.08

Sect 1 to Sect 2 – Block 2

Part 1	HD m	VD m	Area	m	Volume	Tonne	Au g/t	Ag g/t	Au oz	Ag oz
Sect 1	80.00	100.00	4,000.00	3.57	14,280.00	37,842.00	1.451	175.99	1,765.38	214,121.26
Sect 2	80.00	150.00	6,000.00	2.20	13,200.00	34,980.00	1.560	121.44	1,754.45	136,577.54
			10,000.00	3.63	27,480.00	72,822.00	1.5034	149.79	3519.84	350,698.80
Part 2
Sect 1	80.00	55.00	2,200.00	3.57	7,854.00	74,302.77	1.451	175.99	3,466.33	420,427.10
Sect 2	80.00	80.00	3,200.00	3.67	11,744.00	114,216.27	1.560	121.44	5,728.62	445,951.33
			5,400.00	7.24	19,598.00	188,519.04	1.517	142.94	9,194.96	866,378.42
Part 3
Sect 1	80.00	130.00	5,200.00	3.57	18,564.00	49,194.60	1.451	175.99	2,295.00	278,357.64
Sect 2	80.00	70.00	2,800.00	2.20	6,160.00	16,324.00	1.560	121.44	818.75	63,736.18
			8,000.00	3.09	24,724.00	65,518.60	1.478	162.40	3,113.74	342,093.82
Block 2	Average		23,400.00		71,802.00	326,859.64	1.506	148.37	15,828.54	1,559,171.05

Sect 2 to Sect 3 – Block 3

Part 1	HD m	VD m	Area	m	Volume	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Sect 2	60.00	150.00	9,000.00	3.67	33,030.00	87,529.50	1.560	121.44	4,390.12	341,754.25
Sect 3	60.00	140.00	4,200.00	2.67	11,214.00	29,717.10	0.863	102.98	824.55	98,391.38
			13,200.00	3.35	44,244.00	117,246.60	1.1646	116.76	4390.12	440145.63
Part 2
Sect 2	60.00	80.00	2,400.00	3.67	8,808.00	23,341.20	1.560	121.44	1,170.70	91,134.47
Sect 3	60.00	135.00	4,050.00	2.67	10,813.50	28,655.78	0.863	102.98	795.10	94,877.40
			6,450.00	3.04	19,621.50	51,996.98	1.176	111.27	1,965.80	186,011.87
Part 3
Sect 2	60.00	70.00	2,100.00	3.67	7,707.00	20,423.55	1.560	121.44	1,024.36	79,742.66
Sect 3	60.00	100.00	3,000.00	2.67	8,010.00	21,226.50	0.863	102.98	588.96	70,279.55
			5,100.00	3.08	15,717.00	41,650.05	1.205	112.03	1,613.32	150,022.21
Block 3	Average		24,750.00	3.22	79,582.50	210,893.63	1.18	114.47	7,969.25	776,179.70

=

DOS HORNOS SEGMENT 1, VEIN 1 continuation

Sect 3 to Sect 4 – Block 4

Part 1	HD m	VD m	Area	m	Volume	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Sect 4	76.00	125.00	4,750.00	2.00	9,500.00	25,175.00	0.365	147.00	295.43	118,982.90
Sect 3	76.00	140.00	5,320.00	2.67	14,204.40	37,641.66	0.863	102.98	1,044.43	124,629.08
			10,070.00	3.35	23,704.40	62,816.66	0.6634	120.62	1339.86	243611.97
Part 2
Sect 4	76.00	115.00	4,370.00	2.00	8,740.00	23,161.00	0.365	147.00	271.80	109,464.26
Sect 3	76.00	135.00	5,130.00	2.67	13,697.10	36,297.32	0.863	102.98	1,007.12	120,178.04
			9,500.00	3.04	22,437.10	59,458.32	0.669	120.13	1,278.92	229,642.30
Part 3
Sect 4	76.00	140.00	5,320.00	2.00	10,640.00	28,196.00	0.365	147.00	330.89	133,260.84
Sect 3	76.00	100.00	3,800.00	2.67	10,146.00	26,886.90	0.863	102.98	746.02	89,020.77
			9,120.00	3.08	20,786.00	55,082.90	0.608	125.51	1,076.90	222,281.61
Block 4	Average		28,690.00	3.22	66,927.50	177,357.88	0.648	121.98	3,695.69	695,535.88

Sect 4 to Sect 5 – Block 5

Part 1	HD m	VD m	Area	m	Volume	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Sect 4	52.00	125.00	3,250.00	2.00	6,500.00	17,225.00	0.365	147.00	202.14	81,409.35
Sect 5	52.00	62.50	1,625.00	2.00	3,250.00	8,612.50	0.027	33.90	7.48	9,387.00
			4,875.00	2.00	9,750.00	25,837.50	0.2523	109.30	209.62	90796.35
Part 2
Sect 4	52.00	115.00	2,990.00	2.00	5,980.00	15,847.00	0.365	147.00	185.97	74,896.60
Sect 5	52.00	108.00	2,808.00	2.00	5,616.00	14,882.40	0.027	33.90	12.92	16,220.73
			5,798.00	2.00	11,596.00	30,729.40	0.201	92.23	198.89	91,117.33
Part 3
Sect 4	52.00	140.00	3,640.00	2.00	7,280.00	19,292.00	0.365	147.00	226.40	91,178.47
Sect 5	52.00	150.00	3,900.00	2.00	7,800.00	20,670.00	0.027	33.90	17.94	22,528.79
			7,540.00	2.00	15,080.00	39,962.00	0.190	88.50	244.34	113,707.26
Block 5	Average		18,213.00	2.00	36,426.00	96,528.90	0.210	95.25	652.84	295,620.94

DOS HORNOS SEGMENT 1, VEIN 2

Sect 1 to Fault – Block 1

Vein 2	HD m	VD m	Area	Wm	Volume	Tonnes	Au gt	Ag g/t	Au oz	Ag oz
Part 1	88.00	100.00	4,400.00	3.33	14,652.00	38,827.80	1.930	160.43	2,409.34	200,274.70
Part 2	88.00	55.00	2,420.00	3.33	8,058.60	21,355.29	1.930	160.43	1,325.14	110,151.08
Part 3	88.00	130.00	5,720.00	3.33	19,047.60	50,476.14	1.930	160.43	3,132.14	260,357.11
Block 1	Average		12,540.00	3.33	41,758.20	110,659.23	1.930	160.43	6,866.61	570,782.89

Sect 1 to Sect 2 – Block 2

Part 1	HD m	VD m	Area	m	Volume	Tonne	Au g/t	Ag g/t	Au oz	Ag oz
Sect 1	80.00	100.00	4,000.00	3.33	13,320.00	35,298.00	1.930	160.43	2,190.31	182,067.91
Sect 2	80.00	150.00	6,000.00	2.00	12,000.00	31,800.00	0.207	128.50	211.64	131,379.61
	Average		10,000.00	2.53	25,320.00	67,098.00	1.1134	145.30	2401.95	313,447.52
Part 2
Sect 1	80.00	55.00	2,200.00	3.57	7,854.00	74,302.77	1.930	160.43	4,610.63	383,255.41
Sect 2	80.00	80.00	3,200.00	2.00	6,400.00	33,920.00	0.207	128.50	225.75	140,138.25
	Average		5,400.00	2.64	14,254.00	108,222.77	1.390	150.42	4,836.38	523,393.66
Part 3
Sect 1	80.00	130.00	5,200.00	3.57	18,564.00	49,194.60	1.930	160.43	3,052.62	253,746.90
Sect 2	80.00	70.00	2,800.00	2.00	5,600.00	14,840.00	0.207	128.50	98.76	61,310.48
			8,000.00	3.02	24,164.00	64,034.60	1.531	153.03	3,151.38	315,057.38
Block 2	Average		23,400.00	2.87	63,738.00	239,355.37	1.350	149.68	10,389.70	1,151,898.55

Sect 2 to Sect 3 – Block 3

Part 1	HD m	VD m	Area	m	Volume	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Sect 2	60.00	150.00	9,000.00	2.00	18,000.00	47,700.00	0.207	128.50	317.46	197,069.41
Sect 3	60.00	140.00	4,200.00	3.35	14,070.00	37,285.50	2.380	146.41	2,853.08	175,512.65
			13,200.00	2.43	32,070.00	84,985.50	1.1604	136.36	3170.54	372582.07
Part 2
Sect 2	60.00	80.00	2,400.00	2.00	4,800.00	12,720.00	0.207	128.50	84.66	52,551.84
Sect 3	60.00	135.00	4,050.00	3.35	13,567.50	35,953.88	2.380	146.41	2,751.19	169,244.34
			6,450.00	2.85	18,367.50	48,673.88	1.812	141.73	2,835.84	221,796.19
Part 3
Sect 2	60.00	70.00	2,100.00	2.00	4,200.00	11,130.00	0.207	128.50	74.07	45,982.86
Sect 3	60.00	100.00	3,000.00	3.35	10,050.00	26,632.50	2.380	146.41	2,037.92	125,366.18
			5,100.00	2.79	14,250.00	37,762.50	1.740	141.13	2,111.99	171,349.04
Block 3	Average		24,750.00	2.61	64,687.50	171,421.88	1.473	138.93	8,118.38	765,727.30

DOS HORNOS SEGMENT 1, VEIN 2 continuation

Sect 3 to Sect 4 – Block 4

Part 1	HD m	VD m	Area	m	Volume	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Sect 4	76.00	125.00	4,750.00	2.00	9,500.00	25,175.00	1.012	167.00	819.12	135,171.04
Sect 3	76.00	140.00	5,320.00	3.35	17,822.00	47,228.30	2.380	146.41	3,613.91	222,316.03
			10,070.00	2.00	27,322.00	72,403.30	1.904	153.57	4,433.03	357,487.07
Part 2
Sect 4	76.00	115.00	4,370.00	2.00	8,740.00	23,161.00	1.012	167.00	753.59	124,357.36
Sect 3	76.00	135.00	5,130.00	3.35	17,185.50	45,541.58	2.380	146.41	3,484.84	214,376.17
			9,500.00	2.73	25,925.50	68,702.58	1.919	153.35	4,238.43	338,733.53
Part 3
Sect 4	76.00	140.00	5,320.00	2.00	10,640.00	28,196.00	1.012	167.00	917.41	151,391.57
Sect 3	76.00	100.00	3,800.00	3.35	12,730.00	33,734.50	2.380	146.41	2,581.36	158,797.16
			9,120.00	2.00	23,370.00	61,930.50	1.757	155.78	3,498.78	310,188.73
Block 4	Average		28,690.00	2.33	76,617.50	203,036.38	1.864	154.17	12,170.23	1,006,409.33

Sect 4 to Sect 5 – Block 5

Part 1	HD m	VD m	Area	m	Volume	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Sect 4	52.00	125.00	3,250.00	2.00	6,500.00	17,225.00	1.012	167.00	560.45	92,485.45
Sect 5	52.00	62.50	1,625.00	2.00	3,250.00	8,612.50	0.651	200.00	180.26	55,380.51
			4,875.00	2.00	9,750.00	25,837.50	0.892	178.00	740.71	147865.96
Part 2
Sect 4	52.00	115.00	2,990.00	2.00	5,980.00	15,847.00	1.012	167.00	515.61	85,086.62
Sect 3	52.00	108.00	2,808.00	2.00	5,616.00	14,882.40	0.651	200.00	311.50	95,697.52
			5,798.00	2.00	11,596.00	30,729.40	0.837	18298	827.11	180,784.14
Part 3
Sect 4	52.00	140.00	3,640.00	2.00	7,280.00	19,292.00	1.012	167.00	627.70	103,583.71
Sect 5	52.00	150.00	3,900.00	2.00	7,800.00	20,670.00	0.651	200.00	432.63	132,913.22
			7,540.00	2.00	15,080.00	39,962.00	0.825	184.07	1,060.34	236,496.93
Block 5	Average		18,213.00	2.00	36,426.00	96,528.90	0.847	182.10	2,628.16	565,147.03

Sect 5 to FW of Fault - Block 6

Vein 2	HD m	VD m	Area	m	Volume	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Part 1	100.00	62.50	3125.00	2.00	6250.00	16562.50	0.651	200.00	346.661	106500.98
Part 2	100.00	108.00	5400.00	2.00	10800.00	28620.00	0.651	200.00	599.030	184033.69
Part 3	100.00	150.00	7500.00	2.00	15000.00	39750.00	0.651	200.00	831.986	255602.35
Block 6	Average		16025.00	6.00	32050.00	84932.50	0.651	200.00	1777.68	546137.03

HORNOS SEGMENT 1, VEIN 3

Sect 2 to Sect 3 – Block 3

Part 1	HD m	VD m	Area	m	Volume	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Sect 2	60.00	150.00	4,500.00	2.00	9,000.00	23,850.00	0.241	24.83	184.801	19,039.82
Sect 3	60.00	140.00	4,200.00	2.00	8,400.00	22,260.00	7.000	130.00	5,009.806	93,039.26
			8,700.00	2.00	17,400.00	46,110.00	3.504	75.60	5,194.607	112,079.08
Part 2
Sect 2	60.00	80.00	2,400.00	2.00	4,800.00	12,720.00	0.241	24.83	98.560	10,154.57
Sect 3	60.00	135.00	4,050.00	2.00	8,100.00	21,465.00	7.000	130.00	4,830.884	89,716.43
			6,450.00	2.00	12,900.00	34,185.00	4.485	77.42	4,929.445	99,871.00
Part 3
Sect 2	60.00	70.00	2,100.00	2.00	4,200.00	11,130.00	0.241	24.83	86.240	8,885.25
Sect 3	60.00	100.00	3,000.00	2.00	6,000.00	15,900.00	7.000	130.00	3,578.433	66,456.61
			5,100.00	2.00	10,200.00	27,030.00	4.217	86.69	3,664.673	75,341.86
Block 3	Average		20,250.00	3.22	40,500.00	107,325.00	3.996	83.26	13,788.725	287,291.93

Sect 3 to Sect 4 - Block 4

Part 1	HD m	VD m	Area	m	Volume	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Sect 4	76.00	125.00	4,750.00	2.00	9,500.00	25,175.00	0.159	42.70	128.696	34,561.70
Sect 3	76.00	140.00	5,320.00	2.00	10,640.00	28,196.00	7.000	130.00	6,345.754	117,849.73
			10,070.00	2.00	20,140.00	53,371.00	3.773	88.82	6,474.450	152,411.42
Part 2
Sect 4	76.00	115.00	4,370.00	2.00	8,740.00	23,161.00	0.159	42.70	118.400	31,796.76
Sect 3	76.00	135.00	5,130.00	2.00	10,260.00	27,189.00	7.000	130.00	6,119.120	113,640.81
			9,500.00	2.00	19,000.00	50,350.00	3.580	86.35	6,237.520	145,437.57
Part 3
Sect 4	76.00	140.00	5,320.00	2.00	10,640.00	28,196.00	0.159	42.70	144.139	38,709.10
Sect 3	76.00	100.00	3,800.00	2.00	7,600.00	20,140.00	7.000	130.00	4,532.682	84,178.38
			9,120.00	2.00	18,240.00	48,336.00	3.009	79.08	4,676.821	122,887.48
Block 4	Average		28,690.00	2.00	57,380.00	152,057.00	3.557	86.06	17,388.792	420,736.47

DOS HORNOS SEGMENT 1, VEIN 3 continuation

Sect 4 to Sect 5 Block 5

Part 1	HD m	VD m	Area	m	Volume	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Sect 4	52.00	125.00	3,250.00	2.00	6,500.00	17,225.00	0.159	42.70	88.055	23,647.48
Sect 5	52.00	62.50	1,625.00	2.00	3,250.00	8,612.50	0.050	36.30	13.845	10,051.56
			4,875.00	2.00	9,750.00	25,837.50	0.123	40.57	101.900	33,699.04
Part 2
Sect 4	52.00	115.00	2,990.00	2.00	5,980.00	15,847.00	0.159	42.70	81.011	21,755.68
Sect 5	52.00	108.00	2,808.00	2.00	5,616.00	14,882.40	0.050	36.30	23.924	17,369.10
			5,798.00	2.00	11,596.00	30,729.40	0.105	39.50	104.935	39,124.78
Part 3
Sect 4	52.00	140.00	3,640.00	2.00	7,280.00	19,292.00	0.365	147.00	226.396	91,178.47
Sect 5	52.00	150.00	3,900.00	2.00	7,800.00	20,670.00	0.159	42.70	105.666	28,376.97
			7,540.00	2.00	15,080.00	39,962.00	0.258	93.05	332.062	119,555.44
Block 5	Average		18,213.00	2.00	36,426.00	96,528.90	0.174	61.99	538.897	192,379.26

APPENDIX V

DOS HORNOS   SEGMENT 2

VEIN 1, VEIN 2, VEIN 3, VEIN 4

INFERRED MINERAL RESOURCES CALCULATIONS

Dos Hornos Segment 2

Dimensions From x- sections and Longitudinal Section

Segment 2 - Vein 1,

Vein 1	Section 6 to HW Fault	width m	m VD	m HD
Block 1	Sect 6	3.33	160	78
	HW Fault	3.33	0	78
	Section 6 to Section 7	width m	Sect 1 VD	m HD
Block 2	Sect 6	2.67	160	55
	Sect 7	4.00	200	55
	Section 7 to Section 8	width m	Sect 2 VD	HD
Block 3	Sect 7	4.00	200	50
	Sect 8	4.00	200	50
	Section 8 to Section 10	width m	Sect 3 VD	HD
Block 4	Sect 8	4.00	200	110
	Sect 10	3.70	200	110
	Section 10 to Section 12	width m	Sect 4	HD
Block 5	Sect 10	3.70	200	138
	Sect 12	5.80	200	138

Segment 2 - Vein 2

Vein 2	Section 6 to HW Fault	width m	m VD	m HD
Block 1	Sect 6	4.00	160	78
	HW Fault	4.00	0	78
	Section 6 to Section 7	width m	Sect 1 VD	m HD
Block 2	Sect 6	4.00	160	55
	Sect 7	4.00	200	55
	Section 7 to Section 8	width m	Sect 2 VD	HD
Block 3	Sect 7	4.00	200	50
	Sect 8	2.00	200	50
	Section 8 to Section 12	width m	Sect 3 VD	HD
Block 4	Sect 8	2.00	200	238
	Sect 12	4.00	200	238

Segment 2 - Vein 3

Vein 3	Section 6 to HW Fault	width m	m VD	m HD
Block 1	Sect 6	3.10	160	78
	HW Fault	3.10	0	78
	Section 6 to Section 7	width m	Sect 1 VD	m HD
Block 2	Sect 6	3.50	160	55
	Sect 7	2.00	200	55
	Section 7 to Section 8	width m	Sect 2 VD	HD
Block 3	Sect 7	2.00	200	50
	Sect 8	4.00	200	50
	Section 8 to Section 12	width m	Sect 4	HD
Block 4	Sect 10	4.00	200	138
	Sect 12	4.00	200	138

Segment 2 - Vein 3

Vein 4	Section 6 to HW Fault	width m	m VD	m HD
Block 1	Sect 6	2.00	160	78
	HW Fault	2.00	0	78
	Section 6 to Section 7	width m	Sect 1 VD	m HD
Block 2	Sect 6	2.00	160	55
	Sect 7	4.00	200	55
	Section 7 to Section 8	width m	Sect 2 VD	HD
Block 3	Sect 7	4.00	200	50
	Sect 8	4.00	200	50
	Section 8 to Section 10	width m	Sect 3 VD	HD
Block 4	Sect 8	4.00	200	110
	Sect 10	3.70	200	110
	Section 10 to Section 12	width m	Sect 4	HD
Block 5	Sect 10	3.70	200	138
	Sect 12	5.80	200	138

DOS HORNOS SEGMENT 2

TOTAL INFERRED RESOURSES

VEIN 1, VEIN 2, VEIN 3, VEIN 4

	m	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Vein 1	4.1	822,367.08	0.939	128.97	24,838.05	3,410,047.88
Vein 2	3.22	629,004.00	1.14	88.38	23,047.06	1,787,416.55
Vein 3	3.61	705,281.60	1.373	34.52	31,134.50	782,708.06
Vein 4	3.95	792,562.00	0.417	49.86	10,637.67	1,270,630.17
Total	14.88	2,949,214.68	0.946	76.47	89,657.28	7,250,802.66

Dos Hornos Segment 2:  Summary   Vein 1, Vein 2, Vein 3,

Vein 1	Area	m	Volume	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Block 1	6,240.00	3.33	20,779.20	55,064.88	1.431	136.56	2,533.45	241,766.39
Block 2	9,900.00	3.41	33,748.00	89,432.20	1.114	239.77	3,202.14	689,437.88
Block3	10,000.00	4.00	40,000.00	106,000.00	1.069	234.33	3,643.19	798,586.95
Block 4	22,000.00	3.85	84,700.00	224,455.00	0.772	149.26	5,568.80	1,077,108.57
Block 5	27,600.00	5.00	131,100.00	347,415.00	0.885	54.00	9,890.47	603,148.09
Total	75,740.00	4.10	310,327.20	822,367.08	0.939	128.97	24,838.05	3,410,047.88

Vein 2	Area	m	Volume	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Block 1	6,240.00	4.00	24,960.00	66,144.00	3.928	252.09	8,353.33	536,097.51
Block 2	9,900.00	3.41	39,600.00	104,940.00	1.103	90.57	3,722.59	305,593.74
Block3	10,000.00	4.00	30,000.00	79,500.00	0.595	49.33	1,521.69	126,097.16
Block 4	47,600.00	3.85	142,800.00	378,420.00	0.777	67.37	9,449.45	819,628.14
Total	73,740.00	3.22	237,360.00	629,004.00	1.140	88.38	23,047.06	1,787,416.55

Vein 3	Area	m	Volume	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Block 1	6,240.00	3.10	19,344.00	51,261.60	0.887	78.79	1,461.89	129,855.69
Block 2	9,900.00	3.41	26,400.00	69,960.00	1.391	82.47	3,127.65	185,488.58
Block3	10,000.00	3.00	30,000.00	79,500.00	1.459	25.13	3,728.39	64,241.39
Block 4	47,600.00	4.00	190,400.00	504,560.00	1.407	24.85	22,816.57	403,122.40
Total	73,740.00	3.61	266,144.00	705,281.60	1.373	34.52	31,134.50	782,708.06

Vein 4	Area	m	Volume	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Block 1	6,240.00	2.00	12,480.00	33,072.00	1.046	186.88	1,112.22	198,710.59
Block 2	9,900.00	3.11	30,800.00	81,620.00	0.534	86.61	1,402.06	227,273.09
Block3	10,000.00	4.00	40,000.00	106,000.00	0.515	33.23	1,755.14	113,231.84
Block 4	22,000.00	3.85	84,700.00	224,455.00	0.388	25.43	2,802.72	183,505.45
Block 5	27,600.00	4.75	131,100.00	347,415.00	0.319	49.05	3,565.53	547,909.20
Total	75,740.00	3.95	299,080.00	792,562.00	0.417	49.86	10,637.67	1,270,630.17

DOS HORNOS SEGMENT 2, VEIN 1

Vein 1	HD m	VD m	Area	m	Volume	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
HW - Sect 6	78.00	160.00	6,240.00	3.33	20,779.20	55,064.88	1.431	136.56	2,533.45	241,766.39
HW Fault
Block 1			6,240.00	3.33	20,779.20	55,064.88	1.431	136.56	2,533.45	241,766.39
Sect 6 to 7	HD m	VD m	Area	m	Volume	Tonne	Au g/t	Ag g/t	Au oz	Ag oz
Sect 6	55.00	160.00	4,400.00	2.67	11,748.00	31,132.20	0.510	147.78	510.48	147,918.74
Sect 7	55.00	200.00	5,500.00	4.00	22,000.00	58,300.00	1.436	288.90	2,691.66	541,519.15
Block 2			9,900.00	3.41	33,748.00	89,432.20	1.114	239.77	3,202.14	689,437.88
Sect 7 to 8	HD m	VD m	Area	m	Volume	Tonne	Au g/t	Ag g/t	Au oz	Ag oz
Sect 7	50.00	200.00	5,000.00	4.00	20,000.00	53,000.00	1.436	288.90	2,446.97	492,290.13
Sect 8	50.00	200.00	5,000.00	4.00	20,000.00	53,000.00	0.702	179.75	1,196.22	306,296.82
Block3			10,000.00	4.00	40,000.00	106,000.00	1.069	234.33	3,643.19	798,586.95
	HD m	VD m	Area	m	Volume	Tonne	Au g/t	Ag g/t	Au oz	Ag oz
Sect 8	110.00	200.00	11,000.00	4.00	44,000.00	116,600.00	0.702	179.75	2,631.68	673,853.00
Sect 10	110.00	200.00	11,000.00	3.70	40,700.00	107,855.00	0.847	116.29	2,937.12	403,255.57
Block 4			22,000.00	3.85	84,700.00	224,455.00	0.772	149.26	5,568.80	1,077,108.57
	HD m	VD m	Area	m	Volume	Tonne	Au g/t	Ag g/t	Au oz	Ag oz
Sect 10	138.00	200.00	13,800.00	3.70	51,060.00	135,309.00	0.847	116.29	3,684.75	505,902.44
Sect 12	138.00	200.00	13,800.00	5.80	80,040.00	212,106.00	0.910	14.26	6,205.72	97,245.65
Block 5			27,600.00	5.00	131,100.00	347,415.00	0.885	54.00	9,890.47	603,148.09

DOS HORNOS SEGMENT 2, VEIN 2

Vein 2	HD m	VD m	Area	m	Volume	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
HW - Sect 6	78.00	160.00	6,240.00	4.00	24,960.00	66,144.00	3.928	252.09	8,353.33	536,097.51
HW Fault
Block 1			6,240.00	4.00	24,960.00	66,144.00	3.928	252.09	8,353.33	536,097.51
Sect 6 to 7	HD m	VD m	Area	m	Volume	Tonne	Au g/t	Ag g/t	Au oz	Ag oz
Sect 6	55.00	160.00	4,400.00	4.00	17,600.00	46,640.00	1.860	162.23	2,789.13	243,269.37
Sect 7	55.00	200.00	5,500.00	4.00	22,000.00	58,300.00	0.498	33.25	933.46	62,324.37
Block 2			9,900.00	3.41	39,600.00	104,940.00	1.103	90.57	3,722.59	305,593.74
Sect 7 to 8	HD m	VD m	Area	m	Volume	Tonne	Au g/t	Ag g/t	Au oz	Ag oz
Sect 7	50.00	200.00	5,000.00	4.00	20,000.00	53,000.00	0.498	33.25	848.60	56,658.52
Sect 8	50.00	200.00	5,000.00	2.00	10,000.00	26,500.00	0.790	81.50	673.09	69,438.64
Block3			10,000.00	4.00	30,000.00	79,500.00	0.595	49.33	1,521.69	126,097.16
	HD m	VD m	Area	m	Volume	Tonne	Au g/t	Ag g/t	Au oz	Ag oz
Sect 8	238.00	200.00	23,800.00	2.00	47,600.00	126,140.00	0.790	81.50	3,203.89	330,527.92
Sect 12	238.00	200.00	23,800.00	4.00	95,200.00	252,280.00	0.770	60.30	6,245.56	489,100.22
Block 4			47,600.00	3.85	142,800.00	378,420.00	0.777	67.37	9,449.45	819,628.14

DOS HORNOS SEGMENT 2, VEIN 3

Vein 3	HD m	VD m	Area	m	Volume	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
HW - Sect 6	78.00	160.00	6,240.00	3.10	19,344.00	51,261.60	0.887	78.79	1,461.89	129,855.69
HW Fault
Block 1			6,240.00	3.10	19,344.00	51,261.60	0.887	78.79	1,461.89	129,855.69
Sect 6 to 7	HD m	VD m	Area	m	Volume	Tonne	Au g/t	Ag g/t	Au oz	Ag oz
Sect 6	55.00	160.00	4,400.00	3.50	15,400.00	40,810.00	1.058	99.94	1,388.19	131,130.48
Sect 7	55.00	200.00	5,500.00	2.00	11,000.00	29,150.00	1.856	58.00	1,739.46	54,358.10
Block 2			9,900.00	3.41	26,400.00	69,960.00	1.391	82.47	3,127.65	185,488.58
Sect 7 to 8	HD m	VD m	Area	m	Volume	Tonne	Au g/t	Ag g/t	Au oz	Ag oz
Sect 7	50.00	200.00	5,000.00	2.00	10,000.00	26,500.00	1.856	58.00	1,581.33	49,416.46
Sect 8	50.00	200.00	5,000.00	4.00	20,000.00	53,000.00	1.260	8.70	2,147.06	14,824.94
Block3			10,000.00	3.00	30,000.00	79,500.00	1.459	25.13	3,728.39	64,241.39
	HD m	VD m	Area	m	Volume	Tonne	Au g/t	Ag g/t	Au oz	Ag oz
Sect 8	238.00	200.00	23,800.00	4.00	95,200.00	252,280.00	1.260	8.70	10,220.00	70,566.70
Sect 12	238.00	200.00	23,800.00	4.00	95,200.00	252,280.00	1.553	41.00	12,596.56	332,555.70
Block 4			47,600.00	4.00	190,400.00	504,560.00	1.407	24.85	22,816.57	403,122.40

DOS HORNOS SEGMENT 2, VEIN 4

Vein 4	HD m	V m	Area	m	Volume	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
HW - Sect 6	78.00	160.00	6,240.00	2.00	12,480.00	33,072.00	1.046	186.88	1,112.22	198,710.59
HW Fault
Block 1			6,240.00	2.00	12,480.00	33,072.00	1.046	186.88	1,112.22	198,710.59
Sect 6 to 7	HD m	VD m	Area	m	Volume	Tonne	Au g/t	Ag g/t	Au oz	Ag oz
Sect 6	55.00	160.00	4,400.00	2.00	8,800.00	23,320.00	0.320	153.00	239.93	114,714.34
Sect 7	55.00	200.00	5,500.00	4.00	22,000.00	58,300.00	0.620	60.05	1,162.14	112,558.76
Block 2			9,900.00	3.11	30,800.00	81,620.00	0.534	86.61	1,402.06	227,273.09
Sect 7 to 8	HD m	VD m	Area	m	Volume	Tonne	Au g/t	Ag g/t	Au oz	Ag oz
Sect 7	50.00	200.00	5,000.00	4.00	20,000.00	53,000.00	0.620	60.05	1,056.49	102,326.14
Sect 8	50.00	200.00	5,000.00	4.00	20,000.00	53,000.00	0.410	6.40	698.65	10,905.70
Block3			10,000.00	4.00	40,000.00	106,000.00	0.515	33.23	1,755.14	113,231.84
	HD m	VD m	Area	m	Volume	Tonne	Au g/t	Ag g/t	Au oz	Ag oz
Sect 8	110.00	200.00	11,000.00	4.00	44,000.00	116,600.00	0.410	6.40	1,537.02	23,992.54
Sect 10	110.00	200.00	11,000.00	3.70	40,700.00	107,855.00	0.365	46.00	1,265.70	159,512.91
Block 4			22,000.00	3.85	84,700.00	224,455.00	0.388	25.43	2,802.72	183,505.45
	HD m	VD m	Area	m	Volume	Tonne	Au g/t	Ag g/t	Au oz	Ag oz
Sect 10	138.00	200.00	13,800.00	3.70	51,060.00	135,309.00	0.365	46.00	1,587.88	200,116.19
Sect 12	138.00	200.00	13,800.00	5.80	80,040.00	212,106.00	0.290	51.00	1,977.65	347,793.01
Block 5			27,600.00	4.75	131,100.00	347,415.00	0.319	49.05	3,565.53	547,909.20

APPENDIX VI

DOS HORNOS

 VETA TOMAS

INFERRED RESOURCES

CALCULATIONS

Dos Hornos, Veta Tomas

Dimensions From x- sections and Longitudinal Section

Veta San Tomas	HW - Sect 13	HD m	VD1 m	m
Block1	Sect 13	130.00	150.00	8.00
	HW Fault	0.00	0.00	8.00
Block 2	Sect 13 to Sect 14	HD m	VD m	m
	Sect 13	95.00	150.00	8.00
	Sect 14	95.00	200.00	4.00
Block 3	Sect 14 to Sect 15	HD m	VD m	m
	Sect 14	95.00	200.00	4.00
	Sect 15	95.00	200.00	6.00
Block 4	Sect 15 to Sect 16	HD m	VD m	m
	Sect 15	70.00	200.00	6.00
	Sect 16	70.00	200.00	4.00
Block 5	Sect 16 to Sect 17	HD m	VD m	m
	Sect 16	80.00	200.00	4.00
	Sect 17	80.00	200.00	4.00
Block 6	Sect 17 to FW Fault	HD m	VD m	m
	Sect 17	75.00	105.00	4.00
	FW Fault	125.00	105.00	4.00

DOS HORNOS, VETA TOMAS

TOTAL INFERRED RESOURSES

Veta Tomas	m	Tonnes	Au gt	Ag g/t	Au oz	Ag oz

Block 1 to Block 6	5.09	1,246,162.50	1.282	354.72	51,344.17	14,212,286.62

Dos Hornos Veta Tomas:  Summary   Block 1 to Block 6

	Area	m	Volume	Tonnes	Au gt	Ag g/t	Au oz	Ag oz
Block 1	9,750.00	8.00	78,000.00	206,700.00	1.662	160.880	11,045.090	1,069,153.97
Block 2	16,625.00	5.71	95,000.00	251,750.00	1.3266	177.130	10,737.600	1,433,735.80
Block3	19,000.00	5.00	95,000.00	251,750.00	0.594	157.540	4,807.880	1,275,124.31
Block 4	14,000.00	5.00	70,000.00	185,500.00	1.1132	394.480	6,639.190	2,352,688.45
Block 5	16,000.00	5.00	64,000.00	169,600.00	1.989	735.600	10,845.720	4,011,116.61
Block 6	17,062.50	4.00	68,250.00	180,862.50	1.250	700.000	7,268.690	4,070,467.48
Total	92,437.50	5.09	470,250.00	1,246,162.50	1.282	354.72	51,344.17	14,212,286.62

DOS HORNOS, VETA TOMA

 INFERRED RESOURSES

Block 1	HD m	VD1 m	Area	W 1m	Volume	Tonnes	Au gt	Ag g/t	Au oz	Ag oz
Sect 13	130.00	150.00	9,750.00	8.00	78,000.00	206,700.00	1.662	160.88	11,045.09	1,069,153.97
HW Fault
Block 1	Block 1		9,750.00	8.00	78,000.00	206,700.00	1.662	160.88	11,045.09	1,069,153.97
Block 2	HD m	VD m	Area	m	Volume	Tonne	Au g/t	Ag g/t	Au oz	Ag oz
Sect 13	95.00	150.00	7,125.00	8.00	57,000.00	151,050.00	1.451	175.99	7,046.70	854,685.71
Sect 14	95.00	200.00	9,500.00	4.00	38,000.00	100,700.00	1.14	178.85	3,690.90	579,050.09
	Block 2		16,625.00	5.71	95,000.00	251,750.00	1.3266	177.13	10737.60	1,433,735.80
Block 3	HD m	VD m	Area	m	Volume	Tonne	Au g/t	Ag g/t	Au oz	Ag oz
Sect 15	95.00	200.00	9,500.00	6.00	57,000.00	151,050.00	0.230	143.33	1,116.98	696,074.22
Sect 14	95.00	200.00	9,500.00	4.00	38,000.00	100,700.00	1.140	178.85	3,690.90	579,050.09
	Block3		19,000.00	5.00	95,000.00	251,750.00	0.5940	157.54	4807.88	1,275,124.31
Block 4	HD m	VD m	Area	m	Volume	Tonne	Au g/t	Ag g/t	Au oz	Ag oz
Sect 15	70.00	200.00	7,000.00	6.00	42,000.00	111,300.00	0.230	143.33	823.04	512,896.79
Sect 16	70.00	200.00	7,000.00	4.00	28,000.00	74,200.00	2.438	771.2	5,816.15	1,839,791.66
	Block 4		14,000.00	5.00	70,000.00	185,500.00	1.1132	394.48	6639.19	2,352,688.45
Block 5	HD m	VD m	Area	m	Volume	Tonne	Au g/t	Ag g/t	Au oz	Ag oz
Sect 17	80.00	200.00	8,000.00	4.00	32,000.00	84,800.00	1.540	700.00	4,198.69	1,908,497.57
Sect 16	80.00	200.00	8,000.00	4.00	32,000.00	84,800.00	2.438	771.2	6,647.02	2,102,619.04
	Block 5		16,000.00	5.00	64,000.00	169,600.00	1.9890	735.60	10845.72	4,011,116.61
Block 6	HD m	VD m	Area	m	Volume	Tonne	Au g/t	Ag g/t	Au oz	Ag oz
Sect 17	75.00	105.00	3937.5	4.00	15,750.00	41,737.50	1.250	700.00	1677.390	939338.65
FW Fault	125.00	105.00	13,125.00	4.00	52,500.00	139,125.00	1.250	700.00	5,591.301	3,131,128.83
	Block 6		17,062.50	4.00	68,250.00	180,862.50	1.250	700.00	7268.69	4,070,467.48